UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2017

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: June 16, 2017	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

EXECUTION VERSION

ASSET PURCHASE AGREEMENT

DATED AS OF JUNE 9, 2017

THIS ASSET PURCHASE AGREEMENT is made as of June 9, 2017

AMONG:	CANADIAN TECHNICAL TAPE LTD., a legal person duly incorporated under the Canada Business Corporations Act, having its head office at 1400 Rosemount Street, Cornwall, Ontario, K6H 5V1;

(the “Vendor”)

AND:	LENALCO HOLDINGS (CANADA) LTD., a legal person duly incorporated under the Canada Business Corporations Act, having its head office at 65 Grafton Street, Charlottetown, Prince Edward Island, C1A 8B9;

(“Lenalco”)

AND:	169892 CANADA INC., a legal person duly incorporated under the Canada Business Corporations Act, having its head office at 455 Cote-Vertu Road, St-Laurent, Québec, H4N 1E8;

(“169892”)

AND:	169893 CANADA INC., a legal person duly incorporated under the Canada Business Corporations Act, having its head office at 584 Castlefield Avenue, Toronto, Ontario M5N 1L8;

(“169893”)

AND:	HOWARD COHEN, business person, resident and domiciled at 316 Berwick Avenue, Mont-Royal, Québec, H3R 1Z6;

AND:	PAUL JOSEPH COHEN, business person, resident and domiciled at 584 Castlefield Avenue, Toronto, Ontario, M5N 1L8;

AND:	INTERTAPE POLYMER INC., a legal person duly incorporated under the Canada Business Corporations Act, having its head office at 800 Place Victoria, Suite 3700, Montreal, Québec, H4Z 1E9;

(the “Purchaser”)

AND:	INTERTAPE POLYMER CORP., a legal person duly incorporated under the laws of Delaware, having its head office at 100 Paramount Drive, Suite 300, Sarasota, Florida 34232;

(“IPC”)

AND:	INTERTAPE POLYMER GROUP INC., a legal person duly incorporated under the Canada Business Corporations Act, having its head office at 800 Place Victoria, Suite 3700, Montreal, Québec, H4Z 1E9;

(“IPG”)

WHEREAS Howard Cohen, Paul Cohen, Leonard Cohen, Laura Cohen Kay, 169892 and 169893 are the sole shareholders of Lenalco;

WHEREAS Lenalco is the sole shareholder of the Vendor;

WHEREAS the Vendor is the sole shareholder of Cantech Industries Inc. (“Cantech”);

WHEREAS the Purchaser wishes to purchase all or substantially all of the assets of the Vendor (except the Cantech Shares, the Owned Property located at 455, boulevard de la Côte-Vertu in Montreal (Québec) H4N 1E8 on lots 1 985 289 and 1 985 292 of the Cadastre du Québec and the other Excluded Assets), and the Vendor wishes to sell such assets to the Purchaser, the whole subject to the terms and conditions hereinafter set forth;

WHEREAS IPC wishes to purchase all of the Cantech Shares, and the Vendor wishes to sell the Cantech Shares to IPC, the whole subject to the terms and conditions hereinafter set forth and as set forth in the Cantech Purchase Agreement;

WHEREAS at the Closing, the Purchaser wishes to enter into the Lease Agreement with the Vendor in respect of the Owned Property located at 455, boulevard de la Côte-Vertu in Montreal (Québec) H4N 1E8 on lots 1 985 289 and 1 985 292 of the Cadastre du Québec;

WHEREAS the Vendor carries on a manufacturing and sale of pressure sensitive tapes business (the “Business”);

NOW THEREFORE, in consideration of the premises and mutual agreements herein contained, and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each Party), the Parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1    Definitions

The capitalized words and expressions used in this Agreement or in its Schedules shall have the meaning ascribed to them in Exhibit A, unless otherwise expressly stated herein.

1.2    Articles, Sections and Headings

The division of this Agreement into Articles, Sections, Exhibits and Schedules and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Agreement. The terms “hereof”, “hereunder”, “herein” and similar expressions refer to this Agreement and not to any particular Article, Section, Exhibit, Schedule or other portion hereof. References herein to Articles, Sections, Exhibits or Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement or of the Exhibits and Schedules hereto unless otherwise expressly stated herein.

1.3    Extended Meanings

In this Agreement, words importing the singular number also include the plural and vice versa and words importing any gender include all genders. The term “including” means “including, without limiting the generality of the foregoing”.

1.4    Accounting Principles

Wherever in this Agreement reference is made to a calculation to be made or an action to be taken in accordance with generally accepted accounting principles, such reference will be deemed to be made to ASPE, applicable as at the date on which such calculation or action is made or taken or required to be made or taken in accordance with ASPE.

1.5    Currency

Except as expressly provided herein, all references to currency contained herein are to lawful money of Canada.

1.6    Calculation of Time

1.6.1	Time. Time is of the essence of this Agreement.

1.6.2	Calculation of Time. Unless otherwise specified, time periods within or following which any payment or action is to be taken shall be calculated by excluding the day on which the period commences and including the day on which the period ends. Where the last day of any such time period is not a Business Day, such time period shall be extended to the next Business Day following the day on which it would otherwise end.

1.6.3	Business Days. Whenever any action to be taken or payment to be made pursuant to this Agreement would otherwise be required to be made on a day that is not a Business Day, such action shall be taken or such payment shall be made on the first Business Day following such day.

1.6.4	Time of Day. All references to times of the day are to the times of the day in Montreal, Québec.

1.7    Exhibits and Schedules

The following Exhibits and Schedules attached hereto are incorporated by reference and deemed to be part hereof:

Exhibits

Exhibit A	Definitions

Exhibit B	Form of Lease Agreement

Exhibit C	Form of Escrow Agreement

Exhibit D	Form of Cantech Purchase Agreement

Exhibit E	Form of Non-Competition Agreement

Exhibit F	Form of Vendor Release

Exhibit G	Form of Bill of Sale

Exhibit H	Transfer Price Report

Exhibit I	Form of D&O Release

ARTICLE 2

PURCHASE AND SALE

2.1    Purchase and Sale of Purchased Assets; Assumed and Retained Liabilities

2.1.1	Upon and subject to the terms and conditions hereof, the Vendor shall sell to the Purchaser, and the Purchaser shall purchase from the Vendor, on the Closing Date, all of the Vendor’s right, title and interest in and to the Purchased Assets (other than the Cantech Shares). For avoidance of doubt, and notwithstanding any other provision in this Agreement to the contrary, the Purchaser shall not purchase from the Vendor any Excluded Assets, which shall remain the sole property of the Vendor.

2.1.2	Upon and subject to the terms and conditions hereof, the Vendor shall sell to IPC, and IPC shall purchase from the Vendor, on the Closing Date, all of the Vendor’s right, title and interest in and to the Cantech Shares.

2.1.3	Upon and subject to the terms and conditions hereof, from and after the Closing, the Purchaser agrees to assume, pay, satisfy, discharge, perform and fulfill only the Assumed Liabilities, and no other Liabilities. For avoidance of doubt, and notwithstanding any other provision in this Agreement to the contrary, the Purchaser shall not assume and shall not be responsible to assume, pay, satisfy, discharge, perform or fulfill any Retained Liabilities. The Vendor shall, and shall cause each member of the Group to, assume, pay, satisfy, discharge, perform and fulfill all Retained Liabilities.

2.2    Purchase Price and Allocation

Subject to the adjustments provided in Sections 2.4 and 2.7, the purchase price for the Cantech Shares shall be an amount equal to $23,025,000 (the “Cantech Purchase Price”) and the purchase price of the Purchased Assets (other than the Cantech Shares) shall be equal to $65,249,000 (collectively with the Cantech Purchase Price, the “Purchase Price”). The Vendor and the Purchaser agree that the Purchase Price and the Assumed Liabilities in the amount of $3,334,000, shall be allocated among the Purchased Assets as shown on the form of the allocation schedule attached as Section 2.2 of the Disclosure Letter (the “Allocation Schedule”), such allocation to be adjusted as of the Closing Date in respect of fixed assets acquired after May 26, 2017 and resulting adjustments to goodwill and other intangibles, and subject to the adjustments provided in Sections 2.4 and 2.7. The Vendor and the Purchaser agree that the values so attributed to the Purchased Assets are the respective fair market values thereof, and the Vendor and the Purchaser shall file all Tax returns (including amended returns and claims for refund) and elections required or desirable under the Tax Act (or any other applicable Canadian or US federal, provincial, state or local Tax Law) in a manner consistent with the Allocation Schedule. Any adjustments to the Purchase Price pursuant to this Agreement shall be allocated in a manner consistent with the Allocation Schedule.

2.3    Payment of Purchase Price

The Purchase Price shall be paid and satisfied at the Closing as follows:

2.3.1	Initial Consideration. The Purchaser shall pay to the Vendor at the Closing, by wire transfer of immediately available funds to the account specified by the Vendor to the Purchaser, an amount equal to the Purchase Price adjusted in accordance with Section 2.4.2 minus the aggregate total of the Cantech Purchase Price, the Adjustment Escrow, the Indemnity Escrow and the value of the Assumed Liabilities, being an amount of $3,334,000 (the “Initial Consideration”).

2.3.2	Cantech Purchase Price. IPC shall pay to the Vendor at the Closing, by wire transfer of immediately available funds to the account specified by the Vendor to IPC, an amount equal to the Cantech Purchase Price adjusted in accordance with Section 2.4.2.

2.3.3	Adjustment Escrow. The Purchaser shall pay to the Escrow Agent at the Closing, by wire transfer of immediately available funds to the account specified by the Escrow Agent to the Purchaser, an amount equal to $250,000.00 (such amount, together with all interest earned thereon, is hereinafter referred to as the “Adjustment Escrow”). The Adjustment Escrow shall be held, invested and disbursed as specified in the Escrow Agreement.

2.3.4	Indemnity Escrow. The Purchaser shall pay to Escrow Agent at the Closing, by wire transfer of immediately available funds to the account specified by the Escrow Agent to the Purchaser, an amount equal to fifteen percent (15%) of the Purchase Price (such amount, together with all interest earned thereon, is hereinafter referred to as the “Indemnity Escrow”). The Indemnity Escrow shall be held, invested and disbursed as specified in the Escrow Agreement.

2.3.5	Paid-Out Creditors. The Purchaser and IPC, as applicable, shall pay the portion of any indebtedness payable to the Paid-Out Creditors thereof (which amount shall be the amount set forth in the applicable Pay-Out Letter) by wire transfer of immediately available funds in such manner as directed by the Paid-Out Creditors.

2.4    Pre-Closing Purchase Price Adjustments

2.4.1	Estimated Closing Indebtedness and Closing Working Capital. Between the fifth (5th) and the third (3rd) Business Days prior to the Closing Date, the Vendor shall:

(a)	deliver to the Purchaser a written good faith estimate of the Closing Indebtedness (the “Estimated Closing Indebtedness”), together with the detailed calculations and backup information supporting such estimate; and for greater certainty, liabilities that are included in Working Capital are excluded from Closing Indebtedness; and

(b)	deliver to the Purchaser a written good faith estimate of the Closing Working Capital (the “Estimated Closing Working Capital”), together with the detailed calculations and backup information supporting such estimate.

The Vendor shall supply to the Purchaser such information and documentation required by the Purchaser, and shall make themselves available to respond to requests of the Purchaser, with respect to the Estimated Closing Indebtedness and the Estimated Closing Working Capital.

For illustrative purposes, Section 2.4.1 of the Disclosure Letter contains a calculation of the Closing Indebtedness and the Closing Working Capital as if Closing had occurred on September 30, 2016 and based upon the Year-End Financial Statements. Such Section indicates how the calculations will be made and not how any particular item will be valued at Closing.

2.4.2	Pre-Closing Adjustments. The Initial Consideration shall be adjusted as follows prior to the Closing:

(a)	If the Estimated Closing Indebtedness exceeds zero dollars ($0.00), the Initial Consideration and the Purchase Price shall be decreased by an amount equal to the amount by which the Estimated Closing Indebtedness exceeds zero dollars ($0.00), and the amount of the Estimated Closing Indebtedness shall be paid to the Paid-Out Creditors, the whole as more fully-set forth in Sections 2.3.5 and 2.5.

(b)	If the Estimated Closing Working Capital exceeds the Target Working Capital, the Initial Consideration and the Purchase Price shall be increased by an amount equal to the amount by which the Estimated Closing Working Capital exceeds the Target Working Capital. If the Estimated Closing Working Capital is less than the Target Working Capital, the Initial Consideration and the Purchase Price shall be decreased by an amount equal to the amount by which the Target Closing Working Capital exceeds the Estimated Closing Working Capital.

All adjustments made pursuant to this Section 2.4 in respect of Cantech shall be calculated in US dollars and paid in Canadian dollars using the closing exchange rate of the Bank of Canada on the Business Day immediately prior to the Closing Date.

2.5    Creditor’s Pay-Out Letters

The Vendor shall deliver to the Purchaser and IPC prior to the Closing, pay-out letters (the “Pay-Out Letters”) addressed to the Vendor and/or Cantech, as applicable, from each of the Paid-Out Creditors, in form and substance satisfactory to the Purchaser and IPC. The Pay-Out Letters will set out the aggregate amount of principal and interest of the indebtedness owed by the Vendor and Cantech, as of the Closing Date, to the Paid-Out Creditors, together with all accrued and unpaid interest, all fees, premiums, prepayment penalties, breakage costs or similar charges or expenses or other obligations owed to the Paid-Out Creditors as a result of the early repayment or redemption thereof and indicate relevant wire transfer instructions (representing, in the aggregate, the amount of the Estimated Closing Indebtedness). Pursuant to the Pay-Out Letters, the Paid-Out Creditors will terminate the credit agreement or other financial instrument relating to any such indebtedness, and discharge at Closing (or promptly thereafter), all Encumbrances on the Cantech Shares and other Purchased Assets, upon their receipt of payment of the aggregate amount stipulated in the Pay-Out Letters.

2.6    Determination of Inventory

After the close of business on the day preceding the Closing Date, the Representatives of the Vendor and of the Purchaser shall determine, by way of physical count, the actual Inventory as at the Closing Date. All Inventory will be valued on the same basis as such Inventory was valued for the purposes of the Interim Financial Statements.

2.7    Post-Closing Purchase Price Adjustments

2.7.1	Post-Closing Adjustments. The Purchase Price shall be adjusted as follows after Closing (without duplication of any adjustments taken into account in accordance with Section 2.4):

(a)	If the Closing Indebtedness exceeds the Estimated Closing Indebtedness, the Purchase Price shall be decreased by the amount by which the Closing Indebtedness exceeds the Estimated Closing Indebtedness. If the Closing Indebtedness is less than the Estimated Closing Indebtedness, the Purchase Price shall be increased by the amount by which the Estimated Closing Indebtedness exceeds the Closing Indebtedness.

(b)	If the Closing Working Capital exceeds the Estimated Closing Working Capital, the Purchase Price shall be increased by the amount by which the Closing Working Capital exceeds the Estimated Closing Working Capital. If the Closing Working Capital is less than the Estimated Closing Working Capital, the Purchase Price shall be decreased by an amount equal to the amount by which the Estimated Closing Working Capital exceeds the Closing Working Capital.

All adjustments made pursuant to this Section 2.7 in respect of Cantech shall be calculated in US dollars and paid in Canadian dollars using the closing exchange rate of the Bank of Canada on the Business Day immediately prior to the Closing Date.

2.7.2	Closing Date Financial Statements

(a)

No later than ninety (90) days after the Closing Date, the Purchaser shall cause Richter LLP to prepare and deliver (i) the Closing Date Financial Statements prepared in accordance with ASPE and on a basis consistent with the Year End Financial Statements (provided that the Purchaser shall have the right to cause Raymond Chabot Grant Thornton LLP to audit certain accounts set forth in the Closing Date Financial Statements), (ii) the calculation of the Closing Indebtedness and the Closing Working Capital based on such Closing Date Financial Statements (collectively, the “Closing Calculations”). In the preparation of the Closing Financial Statements, all Inventory will be valued on the same basis as such Inventory was valued for the purposes of the Interim Financial Statements. The Parties shall cooperate fully in the preparation of the Closing Calculations. The Purchaser and the Vendor shall be permitted access to the working papers of Richter LLP in respect of the Closing Date Financial Statements and the Closing Calculations in accordance with customary protocols regarding such access.

(b)	Each of the Purchaser and the Vendor may object to the Closing Calculations by written notice to the Purchaser parties, or the Vendor parties, as applicable, within thirty (30) Business Days following receipt thereof, which notice shall specify in reasonable detail those items or amounts as to which the notifying Party objects (the “Objection Notice”) and the Parties shall be deemed to have agreed upon all other items and amounts contained in such Closing Calculations which are not impacted by items or amounts objected to in the Objection Notice. If no Objection Notice is made within the period and in the manner specified in the preceding sentence, or if the Purchaser and the Vendor confirm in writing that they accept the Closing Calculations prior to the end of such thirty (30) Business Day period, then the Closing Calculations shall be conclusive, final and binding on all the Parties without possibility of amendment or appeal and shall constitute the final Closing Calculations.

(c)	If an Objection Notice is delivered in the manner and within the thirty (30) Business Day period specified in the preceding paragraph, the Parties shall in good faith attempt to resolve any matters in dispute with respect to the Closing Calculations as promptly as practicable. If the Purchaser and the Vendor are unable to resolve all such items in dispute within ten (10) Business Days after the receipt of the Objection Notice giving rise to such dispute, then those items or calculations in dispute shall be submitted for resolution within five (5) Business Days following such ten (10) Business Day period to any of Ernst & Young LLP, Deloitte LLP, KPMG LLP or PricewaterhouseCoopers LLP as the Purchaser and the Vendor may agree in writing, or such other independent firm of chartered accountants as the Purchaser and the Vendor may agree in writing or, failing agreement, as appointed by the court (each being the “Independent Firm”). The Independent Firm will limit its review only to the specific items or calculations in dispute (except to the extent that ASPE requires adjustments to other items as a result thereof). The Parties shall use commercially reasonable efforts to cause the Independent Firm to submit its determination or opinion in a written statement delivered to the Purchaser and the Vendor as promptly as practicable, but in no event later than thirty (30) Business Days of the appointment of such Independent Firm, and such determination or opinion, together with those items accepted by the Purchaser and the Vendor in respect of the Closing Calculations or otherwise resolved between the Purchaser and the Vendor, shall be conclusive, final and binding on all the Parties without possibility of amendment or appeal and shall constitute the final Closing Calculations.

(d)	While the Independent Firm is making its determination hereunder, the Parties shall not communicate with the Independent Firm on the subject matter of its review, except by joint conference call, joint meeting or letter with copy simultaneously delivered to the other Parties. Each of the Purchaser and the Vendor will be permitted by the Independent Firm to make a submission with respect to its position on the matters in dispute.

(e)	The Parties will bear their respective fees and expenses (including those of their respective advisors) in preparing, auditing, reviewing, agreeing to, objecting to, or resolving, as the case may be, the Closing Calculations, except as otherwise provided in the remainder of this paragraph. The costs of any fees and expenses of the Independent Firm and of any enforcement of the determination thereof, shall be borne by the Purchaser, on the one hand, and the Vendors, on the other hand, in inverse proportion as they may prevail on the matters resolved by the Independent Firm, which proportionate allocation shall be calculated on an aggregate basis based on the relative dollar values of the amounts in dispute and shall be determined by the Independent Firm at the time the determination of such firm is rendered on the merits of the matters submitted.

(f)	The accounting and audit procedures provided for by this Section 2.7.2 shall be the exclusive and conclusive methodology for determination of the matters covered thereby and shall be binding upon the Parties and shall not be contested by any of them other than as provided for in this Section 2.7.2.

2.8    Payment of the Post-Closing Adjustment

Within five (5) Business Days of the Closing Calculations becoming final as per the provisions of Section 2.7.2(b) or Section 2.7.2(c), as the case may be:

2.8.1	if the aggregate sum of the adjustments set forth in Section 2.7.1 results in an increase in the Purchase Price (the “Positive Adjustment Amount”), the Positive Adjustment Amount shall be paid by wire transfer, as follows:

(a)	the Escrow Agent shall deliver to the Vendor an amount which is equal to the Adjustment Escrow; and

(b)	the amount of the Positive Adjustment Amount shall be paid to the Vendor directly by the Purchaser; or

2.8.2	if the aggregate sum of the adjustments set forth in Section 2.7.1 results in a reduction in the Purchase Price (the “Negative Adjustment Amount”), the Negative Adjustment Amount shall be paid by wire transfer, as follows:

(a)	if the Negative Adjustment Amount is less than or equal to the amount of the Adjustment Escrow, the Escrow Agent shall (i) deliver to the Purchaser, out of the Adjustment Escrow, an amount which is equal to the Negative Adjustment Amount, and (ii) remit to the Vendor the amount remaining in the Adjustment Escrow, if any; and

(b)	if the Negative Adjustment Amount is greater than the Adjustment Escrow, (i) the Escrow Agent shall deliver to the Purchaser an amount which is equal to the Adjustment Escrow, and (ii) the amount by which the Negative Adjustment Amount exceeds the Adjustment Escrow shall be paid to the Purchaser directly by the Vendor;

(it being understood that interest accrued on the Adjustment Escrow and paid on the the Positive Adjustment Amount and the Negative Adjustment Amount, as applicable, is not on account of Purchase Price).

2.9    Sales Taxes

Amounts payable by the Purchaser to the Vendor as consideration pursuant to this Agreement do not include any GST, QST, sales, good and services, harmonized sales, use, consumption, multi-staged, personal property, customs, excise, stamp, transfer, or similar taxes, duties, or charges (collectively “Sales Taxes”). All Sales Taxes are the responsibility, and for the account, of the Purchaser. Subject to the other provisions of this Section 2.9, if the Vendor is required by Law or by administration thereof to collect any applicable Sales Taxes from the Purchaser, the Purchaser shall pay such Sales Taxes to the Vendor concurrently with the payment of any consideration payable pursuant to this Agreement, unless the Purchaser qualifies for an exemption from any such applicable Sales Taxes, in which case the Purchaser shall, in lieu of payment of such applicable Sales Taxes to the Vendor, deliver to the Vendor such certificates, elections, or other documentation required by law or the administration thereof to substantiate and effect the exemption claimed by the Purchaser. The Purchaser and the Vendor shall jointly execute, in prescribed form, and the Purchaser shall file within the time limits required under applicable Law, an election under subsection 167(1) of the Excise Tax Act (Canada) and, if applicable, under any comparable provision of any provincial Tax Law, such that no GST or comparable provincial sales tax shall be payable in respect of the transactions contemplated hereby. If the Purchaser fails to file this election by the applicable deadline in prescribed form, then the Purchaser shall indemnify the Vendor for any resulting Taxes, interest and/or penalties.

2.10    Other Canadian Tax Elections

2.10.1

The Purchaser and the Vendor shall, if applicable, jointly execute and file an election under subsection 20(24) of the Tax Act in the manner required by subsection 20(25) of the Tax Act and under the equivalent or corresponding provisions of any other applicable provincial or territorial statute, in the prescribed forms and within the time period permitted under the Tax Act and under any other applicable provincial or territorial statute, as to such amount paid by the Purchaser and the Vendor for assuming future obligations. In this regard, the Purchaser and the Vendor acknowledge that a portion of the Purchased Assets (other than the Cantech Shares) transferred by the Vendor pursuant to this Agreement and having a value equal to the amount elected under subsection 20(24) of the Tax Act and the equivalent provisions of any applicable provincial or territorial statute, is being transferred by the Vendor as a payment for the assumption of such future obligations by the Purchaser.

2.10.2	The Purchaser and the Vendor shall, if applicable, jointly execute and file an election under section 22 of the Tax Act and the corresponding provisions of any applicable provincial taxing statute or regulation, within the prescribed time periods, in respect of the accounts receivable of the Vendor to which such election may apply and shall designate in such election an amount equal to the portion of the Purchase Price allocated to such assets in the Allocation Schedule (subject to adjustment of such reserves as reflected in the Closing Date Financial Statements) as the consideration of and by the Purchaser therefor.

2.10.3	No proceeds shall be received or receivable by the Vendor or any other Person as consideration for such Person entering into a non-competition and confidentiality agreement with Purchaser in respect of this Agreement. Any such non-competition and confidentiality agreement is being entered into to maintain or preserve the fair market value of the goodwill of the Business being purchased by the Purchaser and the Cantech Shares being purchased by IPC, and is integral to this Agreement and the Cantech Purchase Agreement. At the request of the Vendor, the Purchaser will duly and timely make a joint election under section 56.4 of the Tax Act with the Vendor in prescribed form and manner and under any analogous provisions of any applicable provincial Law, in respect of the “restrictive covenants” granted to the extent such elections are available. The Vendor shall, in all cases, be responsible for preparing and filing the election form, together with any other documents required to be filed with the election, within the prescribed time limits in order for the election to be valid. The Purchaser’s only obligation will be to execute the election.

2.10.4	The Purchaser shall prepare and file any affidavits or returns required under the Land Transfer Tax Act (Ontario) at its cost and expense and pay the prescribed Governmental Authority any Tax exigible thereunder.

2.11    Planning Act

This Agreement shall be effective to create an interest in the Real Property only if the provisions of the Planning Act (Ontario) are complied with by the Vendor on or before the Closing Date. The Vendor covenants to proceed diligently at its expense to obtain any necessary consent on or before the Closing Date and will advise the Purchaser that it has obtained the necessary consent in final form under the Planning Act (Ontario) for the conveyance of the Real Property.

2.12    Excluded Receivables

2.12.1	If within 180 days after the receipt of the Closing Financial Statements and Closing Calculations, or such other time as is mutually agreed in writing by the Purchaser and the Vendor, an Account Receivable that was not identified in the Closing Financial Statements or in the Closing Calculations as having been an Excluded Receivable is determined by mutual agreement of the Purchaser and the Vendor, each acting reasonably, to have been an Excluded Receivable (a “Reclassified Receivable”), and notice thereof is given by the Purchaser to Vendor within such 180 day period:

(a)	to the extent the Closing Calculations have not become final as per the provisions of Section 2.7.2(b) or Section 2.7.2(c), as the case may be, the Reclassified Receivable will be taken into account in the Closing Calculations and the Purchase Price shall be reduced accordingly as contemplated by Section 2.7;

(b)	to the extent the Closing Calculations have become final as per the provisions of Section 2.7.2(b) or Section 2.7.2(c), as the case may be, within ten (10) Business Days of the receipt of such notice, the Vendor shall purchase and pay (in cash) the Reclassified Receivable from the Purchaser, at the face value of such Reclassified Receivable as indicated in the Books and Records of the Vendor;

provided however, that to the extent the Purchaser collects a partial payment on such Reclassified Receivable, the amount to be taken into account in the Closing Calculations pursuant to Section 2.12.1(a), or the amount to be paid by the Vendor pursuant to Section 2.12.1(b), shall be reduced by the amount so collected by the Purchaser. The Reclassified Receivable shall be assigned without recourse by the Purchaser to the Vendor.

2.12.2	The Purchaser and the Vendor will execute and deliver all such instruments, documents and certificates customarily required to give effect to the purchase of the Reclassified Receivable contemplated hereby. Each Party shall reasonably cooperate with the other Party and its authorized Representatives, including by providing on a timely basis all information necessary or useful, in the calculation the amounts required to be paid under this Section 2.12.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1    Representations and Warranties of the Vendor and Guarantors

On the date hereof and on the Closing Date, the Vendor and the Guarantors represent and warrant to and in favour of the Purchaser and IPC as set forth in Schedule 3.1 hereof and acknowledge that the Purchaser and IPC are relying upon such representations and warranties in entering into this Agreement and purchasing the Purchased Assets notwithstanding any investigation made at any time by or on behalf of the Purchaser or IPC.

3.2    Representations and Warranties of IPG, the Purchaser and IPC

On the date hereof and on the Closing Date, each of IPG, the Purchaser and IPC represents and warrants to and in favour of the Vendor as set forth in Schedule 3.2 hereof and acknowledges that the Vendor are relying upon such representations and warranties in entering into this Agreement notwithstanding any investigation made at any time by or on behalf of the Vendor.

3.3    Investigation

No investigations, inspections, reviews, surveys or tests made by or on behalf of any Party at any time shall affect, mitigate, waive, diminish the scope of or otherwise affect any representation or warranty made by any other Party in or pursuant to this Agreement.

3.4    Disclosure

Disclosure of any fact or item in any Schedule referenced by or to a particular Article or Section in this Agreement shall be deemed to have been disclosed only with respect to such Article or Section in this Agreement. The Purchaser and the Vendor acknowledge and agree that to the extent any disclosures made in the Disclosure Letter are required to be updated pursuant to the terms and conditions of this Agreement, or the Party making such disclosure deems it necessary to ensure that the disclosures made are accurate with respect to the representations and warranties made herein, the Parties agree that such updated Section of the Disclosure Letter, as applicable, shall be included in the certificates contemplated to be delivered at Closing in Sections 6.2.1(b) and 6.3.1(b), subject to the rights of the Parties set forth in Sections 5.1.2 and 5.2.2, respectively, and Article 8 hereof. For avoidance of doubt, any such amended disclosure shall specifically identify the Section or Sections of the Disclosure Letter, which are to be amended thereby.

3.5    Survival of Representations, Warranties and Covenants

3.5.1	All representations and warranties made by the Vendor and the Guarantors in this Agreement and in the officer certificates delivered pursuant to Section 5.1.1(a) shall survive the Closing as follows:

(a)	the representations and warranties set forth in Sections 3.1.1, 3.1.2, 3.1.3, 3.1.5, 3.1.6, 3.1.7, 3.1.9, 3.1.27 and 3.1.42 of Schedule 3.1 (collectively, the “Vendor Fundamental Representations”) shall survive the Closing without time limit;

(b)	the representations and warranties set forth in Sections 3.1.31 and 3.1.32 of Schedule 3.1 with respect to Environmental and Tax matters shall survive the Closing and continue for a period ending ninety (90) days following the expiration of all prescription periods pursuant to applicable Laws, including, in the case of Tax matters, all periods allowed for objecting to and appealing from the determination of any proceedings relating to any assessment or reassessment of any member of the Group in respect of any taxation period to which such representations and warranties or indemnity extend, taking into account any waiver or similar document extending such period; and

(c)	all of the other representations and warranties of the Vendor and the Guarantors in this Agreement and in any Closing Document shall survive the Closing and continue for a period of twenty-four (24) months from the Closing Date.

After such periods, the Vendor and the Guarantors shall have no further liability hereunder with respect to such representations and warranties except with respect to Claims made within such periods in accordance with the terms of this Agreement.

3.5.2	All representations and warranties made by IPG, the Purchaser and IPC in this Agreement and in the officer certificates delivered pursuant to Section 5.2.1(a) shall survive the Closing as follows:

(a)	the representations and warranties set forth in Sections 3.2.1 and 3.2.2 (the “Purchaser Fundamental Representations”) shall survive the Closing without time limit; and

(b)	all of the other representations and warranties of IPG, the Purchaser and IPC in this Agreement and in any Closing Document shall survive the Closing and continue for a period of twenty-four (24) months from the Closing Date.

After such periods, IPG, the Purchaser and IPC shall have no further liability hereunder with respect to such representations and warranties except with respect to Claims made within such periods in accordance with the terms of this Agreement.

3.5.3	The covenants, obligations and agreements of each Party contained in this Agreement and in any Closing Document, as well as the right of the Purchaser Indemnified Parties to make Claims in respect of Section 7.1.1(c) and the right of the Vendor Indemnified Parties to make Claims in respect of Section 7.2.1(c), shall survive the Closing and continue without time limit.

3.5.4	Notwithstanding anything herein contained to the contrary, in the case of any breach by a Party of any representation or warranty involving fraud, intentional or gross fault, there shall be no time limitation on the right of the other Parties to bring any Claim in respect of such breach and to be indemnified in respect thereof.

3.5.5	The Purchaser covenants that it will retain and preserve all accounting, tax and environmental records with respect to the Group for a period of time equal to the duration of the representations and warranties referred to in Section 3.5.1(b) and, if any Claim shall be made thereunder, until such later date as such Claim shall have been resolved.

ARTICLE 4

COVENANTS

4.1    Operation of Business

4.1.1	General Terms. Without qualifying any other term of this Article 4, the Vendor hereby covenants and agrees from the date hereof until the Closing Date that it shall carry on, and shall cause each member of the Group to carry on, the Business only in the Ordinary Course and in compliance with all Laws.

4.1.2	Negative Covenants. Without limiting the foregoing, the Vendor hereby covenants and agrees that it shall not, and shall cause each member of the Group not to, do or attempt to do, enter into any discussion or take any steps with respect to any of the following:

(a)	proceed with any merger, amalgamation, plan of arrangement, reorganization or other business combination or similar transaction or the acquisition of all or a material portion of the shares, assets or business of any Person;

(b)	reduce the stated capital of Cantech;

(c)	sell, lease, transfer, create or allow any Encumbrance to affect, or otherwise dispose of, any of the assets of the Group, other than inventory in the Ordinary Course;

(d)	proceed with any joint venture, strategic alliance, non-competition or similar restrictive covenant or other transaction;

(e)	except in the Ordinary Course, permit or have any acceleration or discounting in the collection of the Accounts Receivable, or any delay in the payment of Accounts Payable, it being understood that the collection and payment of such accounts respectively shall at all times be made in the Ordinary Course;

(f)	change any accounting methods, principles, practices or policies or any business practices or policies relating to any member of the Group;

(g)	permit or have any material change in the nature or operation of the Business;

(h)	incur or guarantee any Liability (other than in the Ordinary Course), make any loans, advances or capital contributions to, or make any other investment in, any Person, or issue or sell any equity, debt or convertible securities;

(i)	declare or pay any dividend or declare, authorize or make any distribution of, on or in respect of any securities of Cantech;

(j)	amend any of the Constating Records of Cantech;

(k)	split, combine or reclassify any shares of any member of the Group’s share capital or allot, reserve, set aside, issue, authorize, purchase, redeem, deliver, create an Encumbrance or dispose of any shares in the share capital of Cantech and any of its securities;

(l)	institute, cancel or modify any Employee Plan;

(m)	enter into any transaction, understanding or arrangement with any Person with whom the Vendor or any member of the Group is not dealing at arm’s length (as this term is defined for the purpose of the Tax Act);

(n)	effect any capital expenditure or make any commitment to make a capital expenditure in excess of $100,000;

(o)	enter into, renew, or terminate any Material Contract, or amend or revise any Material Contract in a manner which is adverse to the applicable member of the Group which is party to such Material Contract or the Business going forward, or enter into: (i) any multi-year Contracts that cannot be terminated by the Purchaser without penalty or that contain liquidated damage or penalty provisions of any kind, or (ii) obligations under commodity purchase or option agreements or other commodity price hedging arrangements (whether contingent or matured) or Derivative Contracts;

(p)	proceed with any liquidation, consolidation, recapitalization or other restructuring of Cantech;

(q)	other than as required by to any current employment agreements with Employees, or as required by Collective Agreements in force or ratified, pay or agree to pay to any Person: (i) any increase in compensation, benefits, severance or termination pay, or (ii) any bonus, severance amounts for termination or termination packages;

(r)	other than as expressly contemplated in this Agreement, hire, terminate or enter into any employment agreement with any Employees;

(s)	commence, settle or compromise any Claim (subject to the obligations of the Vendor pursuant to Section 4.5.2(f));

(t)	agree to amend, modify or extend any new, existing or ratified Collective Agreement;

(u)	enter into any agreement or other commitment whatsoever to do any of the foregoing; or

(v)	without the prior written consent of the Purchaser, not to be unreasonably withheld, conditioned or delayed, with respect to Taxes of Cantech, unless required by law, make or change any Tax election, change any annual Tax accounting period, adopt or change any material Tax accounting method, file any amended Tax Return, enter into any closing agreement, settle any material Tax claim or assessment, enter into any advance pricing agreement with respect to Taxes, or other agreement with a Governmental Authority, surrender any right to claim a Tax abatement, reduction, exemption, credit or refund, or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment, or take any similar action relating to the filing of any material Tax Return or the payment of any material Tax, in each case, that is likely to have a Material Adverse Change on Purchaser or with respect to the Cantech Shares after the Closing Date.

4.1.3	Certain Positive Covenants. The Vendor hereby further covenants and agrees that from the date hereof until the Closing Date they shall, and they shall cause each member of the Group to:

(a)	preserve and maintain all Permits required for the conduct of the Business as currently conducted or the ownership and use of the Purchased Assets;

(b)	timely (taking into account any applicable extension of time within which to file) file any Tax Return required to be filed and pay all debts and Taxes when due and payable;

(c)	continue to collect Accounts Receivable in the Ordinary Course, without discounting such Accounts Receivable, other than discounts granted in the Ordinary Course;

(d)	maintain the coverage under all policies listed on Section 3.1.40 of the Disclosure Letter in full force and effect until the Closing Date;

(e)

use its commercially reasonable efforts without the obligation to spend any material amounts to preserve intact the respective business organizations and goodwill of each member of the Group and keep available in all material respects the services of each member of the

Group’s officers and key Employees and maintain in all material respects satisfactory relationships with suppliers, distributors, customers and others with whom any member of the Group has business relationships;

(f)	maintain and preserve all assets of each member of the Group and keep such assets in good repair, working order and condition;

(g)	defend and protect the properties and assets included in the Purchased Assets from infringement or usurpation;

(h)	perform all of its obligations under all Assigned Contracts;

(i)	maintain the Books and Records in the Ordinary Course;

(j)	comply in all material respects with all Laws applicable to the conduct of the Business or the ownership and use of the Purchased Assets.

4.2    Cooperation

4.2.1	General Terms. Each Party shall, from time to time and at all times hereafter (including after the Closing Date), at the request of another Party, but without further consideration, perform all such acts and execute and deliver all such documents and instruments as shall be reasonably required in order to fully perform, carry out or better evidence the terms and intent hereof.

4.2.2	Cooperation of Vendor. Without limiting the foregoing, the Vendor hereby covenants and agrees that it shall, and it shall cause each member of the Group to:

(a)	permit the Purchaser and its Representatives to have reasonable access during business hours to the Business, to the Constating Records and to the Books and Records, including all environmental files, customer and supplier files, price lists, claim files, litigation files and Employee files related to the Business and to management of each member of the Group; and

(b)	promptly provide to the Purchaser all information (including but not limited to financial, customer, product and operating data) and access to the Business, Books and Records, and personnel of the Business and Vendor Group that has not been provided prior to the date hereof, as the Purchaser and its Representatives may reasonably request for the purpose of conducting such due diligence as is required for the purposes contemplated hereby and the transactions contemplated by this Agreement.

4.3    Standstill

Until the earlier of (A) the Closing, or (B) such time as this Agreement is validly terminated pursuant to Article 8, the Vendor shall not, and shall cause each member of the Group and each Representative of the Vendor or member of the Group not to, directly or indirectly, solicit, initiate, encourage or entertain any inquiries or proposals from, discuss or negotiate with, provide any non-public information to or consider the merits of any inquiries or proposals from any Person (other than the Purchaser or its Affiliates) which may lead, directly or indirectly, to (i) a sale or disposition of any securities of a member of the Group, any assets thereof or the Business (other than the sale of inventory in the Ordinary Course), (ii) a sale of the Purchased Assets or any other equity or ownership interest in any member of the Group (or any right to acquire the same), or (iii) a merger with or acquisition of any member of the Group or other restructuring, recapitalization or reorganization involving any member of the Group or any of the Purchased Assets (each of the above described operations being hereinafter referred to as a “Competing Transaction”). The Vendor hereby confirms that it and each member of the Group have terminated any and all negotiations relating to any Competing Transaction with all Persons other than the Purchaser and its Affiliates. From the date hereof until the Closing Date, the Vendor shall notify the Purchaser promptly of any offer or proposal and the terms thereof related to the Purchased Assets, the assets of the Group or any other proposed direct or indirect Competing Transaction, within twenty-four (24) hours of receipt or awareness of the same by the Vendor or member of the Group.

4.4    Notice and Cure Provisions

4.4.1	Each of the Purchaser and Vendor shall promptly notify the others of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

(a)	cause any of the representations or warranties of such Party contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Closing Date;

(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party under this Agreement in a manner that would be reasonably likely to impede or delay the transactions contemplated hereby; or

(c)	result in a Material Adverse Change.

4.4.2

In the circumstances contemplated by Sections 4.4.1(a) and 4.4.1(b), the Purchaser or the Vendor, as the case may be (the “Terminating Party”), may elect to terminate this Agreement, by delivering a written notice (“Termination Notice”) to the other Party (the “Breaching Party”) specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for termination. After delivering a Termination Notice, provided the

Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date, the Terminating Party may not exercise such termination right until the earlier of (a) the Outside Date, and (b) the date that is ten (10) Business Days following receipt of such Termination Notice by the Breaching Party, if such matter has not been cured by such date.

4.5    Certain Covenants of the Parties

4.5.1	Certain Covenants of the Parties. Each Party hereby covenants and agrees in favour of the other that it shall (and, in the case of the Vendor, that it shall cause each member of the Group to):

(a)	perform all obligations required to be performed by such Party (and, in the case of the Vendor, required to be performed by any member of the Group) under this Agreement and the Closing Documents, and shall do all such other acts and things not expressly referenced herein as may be commercially reasonable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated hereby and thereby and shall not take any action that will have the effect of delaying, impairing or impeding the Closing or the receipt of any authorizations, consents, orders or approvals to be sought pursuant to this Agreement or pursuant to any Closing Document;

(b)	not enter into any transaction or perform any act or omit to perform any act which would (i) interfere or be inconsistent with the successful completion of the transactions contemplated in this Agreement or in any Closing Document in accordance with the terms hereof or thereof, (ii) render untrue or incorrect any of the representations and warranties of such Party set forth in this Agreement or in any Closing Document, or (iii) adversely affect the ability of such Party (or, in the case of the Vendor, the ability of any member of the Group) to perform and comply with its covenants and agreements under this Agreement or any Closing Document; and

(c)	promptly advise the other Parties in writing of (i) any fact, event or any change occurring after the date hereof that would render any representation or warranty of such Party contained in this Agreement, untrue or incorrect or would result in any condition precedent in favour of the other Parties not being met, (ii) any Material Adverse Change, (iii) any breach by such Party (and, in the case of the Vendor, any breach by any member of the Group) of any covenant, undertaking or agreement contained in this Agreement or in any Closing Document, or (iv) any actual or potential death, disability, resignation, termination of employment or other departure of any Employee of the Group.

4.5.2	Covenants of the Vendor. Without limiting the foregoing, the Vendor shall and it shall cause each member of the Group to:

(a)	use its commercially reasonable efforts to cause the conditions set forth in Sections 5.1.1(b) to 5.1.1(h), inclusively, to be satisfied on or prior to the Closing Date;

(b)	cause the conditions set forth in Section 5.1.1(a) to be satisfied on or prior to the Closing Date;

(c)	use its best efforts to have Employees accept offers of employment made by the Purchaser as set forth in Section 4.7;

(d)	effect all necessary registrations, filings and submissions of information required by Governmental Authorities from the Vendor or any member of the Group;

(e)	comply promptly with all requirements which applicable Laws may impose on the Vendor or any member of the Group with respect to the transactions contemplated in this Agreement or in any Closing Document;

(f)	use its best efforts to lift or rescind any injunction or restraining order or other order relating to any member of the Group, challenging or affecting this Agreement or the Closing Documents or the consummation of the transactions contemplated hereby or thereby; and

(g)	take, when required, on or prior to the Closing Date, all necessary steps and proceedings to permit the Purchased Assets (excluding the Cantech Shares) to be duly and regularly transferred to and registered in the name of the Purchaser, and in the case of the Cantech Shares, to be duly and regularly transferred to and registered in the name of IPC.

4.5.3	Covenants of the Purchaser. Without limiting the foregoing, the Purchaser shall:

(a)	use its commercially reasonable efforts to cause the conditions in Section 5.2.1(b) to be satisfied on or prior to the Closing Date;

(b)	cause the conditions set forth in Section 5.2.1(a) to be satisfied on or prior to the Closing Date.

4.6    Payments related to the Purchased Assets and Non-Assigned Contracts

The Vendor and the Guarantors undertake and agree to remit promptly to the Purchaser any amount collected after the Closing Date and which relates to the Purchased Assets other than the Excluded Receivables. In the event that (i) there are any Contracts which are not assignable in whole or in part without the consent, approval or waiver of another party or parties to them, (ii) such consents, approvals or waivers have not yet been obtained as of the Closing Date on terms satisfactory to the Purchaser, acting reasonably and (iii) where applicable, the Purchaser has waived the closing condition relating to such consents, approvals and waivers, then nothing in this Agreement will be construed as an assignment of any such Contracts (the “Non-assigned Contracts”). To the extent permitted by applicable Law, such Non-assigned Contracts will be held by the Vendor in trust for the Purchaser and the covenants and obligations thereunder will be performed by the Purchaser in the name of the Vendor and all benefits and obligations existing thereunder will be for the account of the Purchaser. The Vendor will take or cause to be taken such action in its name or otherwise as the Purchaser may reasonably require so as to provide the Purchaser with the benefits thereof and to effect collection of money to become due and payable under the Non-assigned Contracts and the Vendor will promptly pay over to the Purchaser all money received by it in respect of all Non-assigned Contracts. Upon the Closing, the Vendor authorizes the Purchaser, to the extent permitted by applicable Law, on the terms of the Non-assigned Contracts, at the Purchaser’s expense, to perform all of the Vendor’s obligations under the Non-assigned Contracts and constitutes the Purchaser its attorney to act in its name and on its behalf with respect thereto. To the extent a Non-assigned Contract is not duly assigned to the Purchaser within twelve (12) months of the Closing Date, the Purchaser may, at its option, deem such Non-assigned Contract as an Excluded Contract for all purposes hereunder, as and from such date.

4.7    Transferred Employees

4.7.1	Prior to Closing, the Purchaser will offer employment to all non-unionized Employees upon terms and conditions of employment upon terms which are at least substantially equivalent, in all material respects, to those in effect as at Closing, except with respect to Paul Joseph Cohen, Howard Cohen and Aaron Cohen who will each enter into an Employment Letter Agreement, in each case, with the Purchaser at Closing, and those non-unionized Employees who are members of the families of Paul Joseph Cohen, Howard Cohen and Aaron Cohen who will not continue their employment with the Purchaser following the Closing. After the Closing, the Purchaser will continue the employment of unionized Employees in accordance with the terms of the applicable Collective Agreement. Each unionized Employee, and each non-unionized Employee accepting the Purchaser’s offer of employment will be a “Transferred Employee” upon commencing employment with the Purchaser. The Purchaser agrees to specifically recognize that each Transferred Employee’s length of service with the Purchaser shall include the length of service recognized by the Vendor. The Vendor and the Purchaser agree to cooperate with and assist one another in discussing employment matters with the Transferred Employees.

4.7.2

From and after the Closing Date, the Purchaser shall be responsible for and shall assume all legal and contractual obligations, as the employer of the Transferred Employees, for wages, salaries, commissions, bonuses, benefits, overtime pay, vacation pay, severance pay and other remuneration or benefits which accrue after the Closing Date, or, to the extent such obligations have been properly accrued and reflected in the Closing Date Financial Statements, at any time prior to the Closing.

4.7.3	The Vendor shall remain responsible for and shall retain all legal and contractual obligations, except as otherwise provided as liabilities in the Closing Date Financial Statements:

(a)	as the employer of the Transferred Employees, for wages, salaries, commissions, bonuses, benefits, overtime pay, vacation pay, severance pay and other remuneration or benefits which accrue on or prior to the Closing except to the extent such obligations have been properly accrued and reflected in the Closing Date Financial Statements.

(b)	for wages, salaries, commissions, bonuses, benefits, overtime pay, vacation pay, severance pay and other remuneration or benefits, in respect of all Employees who do not become Transferred Employees (including for avoidance of doubt, non-unionized Employees who are members of the families of Paul Joseph Cohen, Howard Cohen and Aaron Cohen who will not continue their employment with the Purchaser following the Closing), regardless of whether such obligations accrue on, after or prior to the Closing; and

(c)	for any change of control, special bonuses, retention, termination, severance or any other similar payments owed to Employees, the directors or officers of any member of the Group, or any other Person, conditional on, payable pursuant to, or in connection with, the Closing, regardless of when such payments are actually paid or payable.

For the avoidance of doubt, the Purchaser and its Affiliates shall have no responsibilities or obligations in connection with the matters contemplated by this Section 4.7.3.

4.7.4	At Closing, the Vendor shall provide to the Purchaser copies of personnel records relating to the Transferred Employees and any information reasonably required by the Purchaser for the purposes of administrating employee files and benefits.

4.8    Employee Plans

4.8.1	The Purchaser shall not assume any of the Employee Plans or any liability for accrued benefits or any other liability under or in respect of any of the Employee Plans. Except as provided in this Agreement, effective as of the Closing Date, the Purchaser agrees to establish or otherwise provide Employee Plans (the “Purchaser Benefit Plans”) to all Transferred Employees, which are substantially equivalent, in all material respects, to the Employee Plans provided to Employees prior to Closing.

4.8.2	Each Transferred Employee, who is a participant in the Employee Plans on the date immediately prior to Closing shall: (i) commence to participate in and to accrue benefits under the Purchaser Benefit Plans as of the Closing Date in accordance with the terms of the Purchaser Benefit Plans and (ii) cease to participate in and accrue benefits under the Employee Plans that are maintained by the Vendor on the Closing Date or such later date as is provided in such Employee Plans.

4.8.3	A Transferred Employee who is not a participant in and accruing benefits under the Employee Plans on the day immediately preceding the Closing Date may become a participant in and accrue benefits under the Purchaser Benefit Plans as of or after the Closing Date in accordance with, and subject to, the membership, eligibility and coverage requirements of the Purchaser Benefit Plans.

4.8.4	For the avoidance of doubt, except with respect to the benefit claims of all Transferred Employees who continue to be covered by the Vendor’s Benefits Plans after the Closing Date, the Vendor shall be responsible for the benefit claims of the Transferred Employees which are incurred prior to the Closing Date and the Purchaser shall be responsible for the benefit claims of the Transferred Employees which are incurred from and after the Closing Date. For purposes hereof, the date on which a benefit claim is incurred will be: (i) in the case of a death claim, the date of death; (ii) in the case of a short term disability claim, long term disability claim or a life insurance premium waiver claim, the date of the first incidence of disability, illness, injury or disease that first qualifies an individual for benefits or to commence a qualifying period for benefits; (iii) in the case of extended health care benefits, including, without limitation, dental and medical treatments, the date of treatment or the date of purchase of eligible medical or dental supplies; and (iv) in the case of a claim for drug or vision benefits, the date the prescription was filed.

4.9    Risk of Loss

The Vendor shall assume the risks of loss associated with the Purchased Assets until the Closing Date.

ARTICLE 5

CONDITIONS PRECEDENT

5.1    Conditions Precedent in favour of the Purchaser

5.1.1

Conditions. The obligations of the Purchaser to purchase the Purchased Assets (other than the Cantech Shares), and of IPC to purchase the Cantech Shares, shall be subject to the satisfaction, on or before the Closing Date, of each of the following conditions precedent (each of which is for the Purchaser’s and IPC’s exclusive benefit and may be waived by the Purchaser and IPC, in whole or in part at their option, and any one or more of which, if not satisfied or waived, will relieve the Purchaser and IPC of any obligation under this Agreement):

(a)	each of the acts, undertakings, obligations, agreements and covenants of the Vendor, the Guarantors and the Group under this Agreement or under any Closing Document to be performed or complied with on or before the Closing Date shall have been duly performed or complied with in all material respects, and the Purchaser shall have received a certificate of the Vendor, and of the Guarantors addressed to the Purchaser and dated as of the Closing Date confirming same. The acceptance by the Purchaser, in its sole discretion, of a certificate which does not correspond in all respects to the terms of the preceding sentence shall be deemed to constitute a variation or amendment, to the extent therein described, of the provisions of this Agreement or any Closing Document;

(b)	each of the representations and warranties made in favour of the Purchaser pursuant to this Agreement shall have been true, complete and correct in all material respects (except that those representations and warranties which are qualified as to material, materiality, Material Adverse Change or similar expressions, or are subject to the same or similar type exceptions, shall be true, complete and correct in all respects) on the Closing Date as if made on and as of such date, and the Purchaser shall have received a certificate of the Vendor and of the Guarantors addressed to the Purchaser and dated as of the Closing Date confirming same. The acceptance by the Purchaser, in its sole discretion, of a certificate which does not correspond in all respects to the terms of the preceding sentence shall be deemed to be a waiver of any representation or warranty contained in this Agreement to the extent therein described;

(c)	there shall not have occurred, in the judgment of the Purchaser, acting reasonably, a Material Adverse Change since the execution of this Agreement;

(d)

the Purchaser shall be satisfied that no Claim or Threatened Claim shall have been taken, made, threatened or instituted, whether or not having the force of Law, and no Law or Order shall have been proposed, enacted, promulgated, issued or applied: (i) to prohibit or impose any limitation or condition on the completion of the transactions contemplated herein or in any Closing Document or the right of the Purchaser to own or exercise full rights of ownership of all of the Purchased Assets (other than the Cantech Shares) (and in the case IPC, the right of IPC to owner or exercise full rights of ownership of all of the Cantech Shares); or (ii) which, if the transactions contemplated herein were completed, could reasonably be expected to result in a Material Adverse Change or prevent any member of the Group from carrying on, in all material respects, the Business as presently carried on;

(e)	all Required Third Party Consents shall have been obtained;

(f)	each of the Encumbrances set forth in Section 3.1.27 of the Disclosure Letter identified as required to be discharged on or prior to Closing shall have been discharged;

(g)	WSP Canada Inc. shall have completed the Phase I Environmental Site Assessments and delivered same to the Purchaser;

(h)	the Purchaser shall be satisfied, acting reasonably, that no fact or circumstance identified in its confirmatory due diligence of each member of the Group, their respective assets and the Business would or could result in a Material Adverse Change or materially and adversely affect, delay or impair the transactions contemplated hereby.

5.1.2	Non-Fulfilment. In the event that one or more of the conditions set forth in this Section 5.1 is not fulfilled on or before the Closing Date and the Purchaser does not waive such condition pursuant to this Section 5.1, the Purchaser may, in its discretion and upon delivery of written confirmation thereof to the Vendor, grant to the Vendor a thirty (30) day extension period to fulfill such condition. Any additional extension period may be agreed to in writing by the Parties. However, in the event that one or more of the conditions set forth in this Section 5.1 is not fulfilled on or before the extended date, the date agreed upon by the Parties or, at the latest, the Outside Date and the Purchaser does not waive such condition pursuant to this Section 5.1, the Purchaser may elect not to effect the Closing, and, if the Purchaser so elects, this Agreement shall be terminated, in which event none of the Vendor nor the Purchaser shall have any further obligations hereunder nor any liability, recourse or penalty against one another (except for the obligations of the Parties pursuant to the Non-Disclosure Agreement which shall remain in full force and effect); provided that, if such condition is not fulfilled as a result of a voluntary breach of any representation or warranty of the Vendor or the Guarantors, or the failure at the volition of the Vendor, the Guarantors or any member of the Group to perform a covenant, obligation or undertaking to be performed by the Vendor, the Guarantors or a member of the Group, such termination shall not prejudice the Purchaser’s right to pursue its legal remedies against the Vendor or the Guarantors with respect to such voluntary breach or failure.

5.2    Conditions Precedent in favour of the Vendor

5.2.1

Conditions. The obligations of the Vendor to sell the Purchased Assets shall be subject to the satisfaction, on or before the Closing Date, of each of the following conditions precedent (each of which is for the exclusive benefit of the Vendor and may be waived by the Vendor, in whole or in part at their option, and any one or more of which, if not satisfied or waived, will relieve the Vendor of any obligation under this Agreement):

(a)	each of the acts, undertakings, obligations, agreements and covenants of the Purchaser under this Agreement or under any Closing Document to be performed or complied with on or before the Closing Date shall have been duly performed or complied with in all material respects, and the Vendor shall have received a certificate of the Purchaser addressed to the Vendor and dated as of the Closing Date, confirming same. The acceptance by the Vendor, in its sole discretion, of a certificate which does not correspond in all respects to the terms of the preceding sentence shall be deemed to constitute a variation or amendment, to the extent therein described, of the provisions of this Agreement or any Closing Document;

(b)	each of the representations and warranties made in favour of the Vendor pursuant to this Agreement shall have been true, complete and correct in all material respects (except that those representations and warranties which are qualified as to material, materiality, Material Adverse Change or similar expressions, or are subject to the same or similar type exceptions, shall be true, complete and correct in all respects) on the Closing Date as if made on and as of such date, and the Vendor shall have received a certificate of the Purchaser addressed to the Vendor and dated as of the Closing Date, confirming same. The acceptance by the Vendor, in its sole discretion, of a certificate which does not correspond in all respects to the terms of the preceding sentence shall be deemed to be a waiver of any representation or warranty contained in this Agreement to the extent therein described; and

(c)	WSP Canada Inc. shall have completed the Phase I Environmental Site Assessments and delivered same to the Vendor.

5.2.2

Non-Fulfilment. In the event that one or more of the conditions set forth in this Section 5.2 is not fulfilled on or before the Closing Date and the Vendor does not waive such condition pursuant to this Section 5.2, the Vendor may, in its discretion and upon delivery of written confirmation thereof to the Purchaser, grant to the Purchaser a thirty (30) day extension period to fulfill such condition. Any additional extension period may be agreed to by the Parties. However, in the event that one or more of the conditions set forth in this Section 5.2 is not fulfilled on or before the extended date, the date agreed upon by the Parties or, at the latest, the Outside Date and the Vendor does not waive such condition pursuant to this Section 5.2, the Vendor may elect not to effect the Closing, and, if the Vendor so elects, this Agreement shall be terminated, in which event none of the Vendor nor the Purchaser shall have any further obligations hereunder nor any liability, recourse or penalty against one another (except for the obligations of the Parties pursuant to the Non-Disclosure Agreement which shall remain in full force and effect); provided that, if such condition is not fulfilled as a result of a voluntary breach of any representation or warranty of the Purchaser, or the failure at the volition of the Purchaser to perform a covenant, obligation or undertaking to be performed by such Purchaser, such termination shall not prejudice the Vendor’s right to pursue its legal remedies against the Purchaser with respect to such voluntary breach or failure.

ARTICLE 6

CLOSING ARRANGEMENTS

6.1    Closing

The transactions contemplated herein shall be completed effective as of 12:01 a.m. on July 1, 2017 (the “Closing Date”) at the Montreal offices of Fasken Martineau DuMoulin LLP, located at 800 Square Victoria, Suite 3700, Montreal, Province of Québec or any other time or location agreed upon in writing by the Purchaser and the Vendor.

6.2    Vendor’s Closing Deliveries

6.2.1	Vendor Deliveries. At the Closing, the Vendor shall deliver or cause to be delivered to the Purchaser the following documents:

(a)	the actual possession of the Purchased Assets (other than the Cantech Shares), including all keys, access cards and access modes relating to the Purchased Assets (other than the Cantech Shares);

(b)	all share certificates representing the Cantech Shares duly endorsed for transfer in favour of IPC;

(c)	the certificate of a senior officer of the Vendor and of the Guarantor, acting as an officer and without personal liability, confirming as of the Closing Date the representations, warranties and covenants of the Vendor and of the Guarantor as set out in Sections 5.1.1(a) and 5.1.1(b) of this Agreement, in form and substance satisfactory to the Purchaser, acting reasonably;

(d)	evidence in form and substance satisfactory to the Purchaser that the Required Third Party Consents have been obtained;

(e)	evidence in form and substance satisfactory to the Purchaser that each of the Encumbrances set forth in Section 3.1.27 of the Disclosure Letter identified as required to be discharged on or prior to Closing have been discharged;

(f)	the duly executed Pay-Out Letters;

(g)	the duly executed Employment Letter Agreements;

(h)	the duly executed Lease Agreement;

(i)	the duly executed Cantech Purchase Agreement;

(j)	the duly executed Escrow Agreement;

(k)	the duly executed Non-Competition Agreement (which will be effective immediately following the Closing);

(l)	the duly executed Vendor Release;

(m)	the duly executed Bill of Sale;

(n)	a duly executed deed of sale in respect of the Owned Property (other than the Owned Property located at 455, boulevard de la Côte-Vertu in Montreal (Québec) H4N 1E8 on lots 1 985 289 and 1 985 292 of the Cadastre du Québec) in a form mutually agreed to by the Parties;

(o)	resignations and releases, in the form set forth in Exhibit I, from all directors or officers of Cantech from their respective positions with Cantech;

(p)	evidence in form and substance satisfactory to Purchaser that all Contracts between Cantech, on the one hand, and any one or more of the Vendor or Representatives of any member of the Group or the Vendor, on the other hand (other than any employment agreements) have been terminated, without any penalty, obligations or other Liability imposed on Cantech;

(q)	evidence in form and substance satisfactory to Purchaser, acting reasonably, that all loans, advances and payables made or to be made by Cantech, on the one hand, to any Related Parties, together with all interest thereon, if applicable, have been reimbursed in full (except as otherwise agreed to by the Parties);

(r)	the duly completed and executed tax election forms provided for in Section 2.10;

(s)	an updated Section 3.1.18 of the Disclosure Letter as of the Closing Date, containing the names and addresses of each of the suppliers and customers indicated therein;

(t)	an updated Section 3.1.34 of the Disclosure Letter as at the Closing Date;

(u)	the Phase I Environmental Site Assessments;

(v)	all Books and Records of the Group and the Business (other than any minute books and other Constating Records of the Vendor);

(w)	a copy of a statement issued by Cantech pursuant to sections 1.1445-2(c)(3) and 1.897-2(h) of the U.S. Treasury Regulations, certifying that the stock of Cantech acquired by Purchaser is not a U.S. real property interest so that Purchaser is exempt from withholding any portion of the Purchase Price relating to the purchase of the Cantech Shares, it being agreed that Cantech shall send a notice to the Internal Revenue Service in accordance with section 1.897-2(h)(2) of the U.S. Treasury Regulations; and

(x)	all such other assurances, consents, transfer/deeds, agreements, instruments and Closing Documents as may be reasonably required by the Purchaser to complete the transactions provided for in this Agreement, all of which shall be in form and substance satisfactory to the Purchaser, acting reasonably.

6.3    Purchaser Closing Deliveries

6.3.1	Purchaser Deliveries. At the Closing, the Purchaser, or IPC, as applicable, shall deliver or cause to be delivered to the Vendor, or the Escrow Agent, as applicable, the following repeated documents and payments:

(a)	the payment of the Initial Consideration, as adjusted pursuant to Section 2.4.2;

(b)	the certificate of a senior officer of the Purchaser, acting as an officer and without personal liability, confirming as of the Closing Date the representations, warranties and covenants of the Purchaser as set out in Sections 5.2.1(a) and 5.2.1(b) of this Agreement, in form and substance satisfactory to the Vendor;

(c)	the duly executed Lease Agreement;

(d)	the duly executed Cantech Purchase Agreement;

(e)	the payment of the Cantech Purchase Price;

(f)	the duly executed Escrow Agreement together with the payments required by Sections 2.3.3 and 2.3.4;

(g)	the payments required pursuant to Section 2.3.5;

(h)	the duly executed Non-Competition Agreement (which will be effective immediately following the Closing) and Employment Letter Agreements;

(i)	the duly executed Bill of Sale;

(j)	a duly executed deed of sale in respect of the Owned Property (other than the Owned Property located at 455, boulevard de la Côte-Vertu in Montreal (Québec) H4N 1E8 on lots 1 985 289 and 1 985 292 of the Cadastre du Québec) in a form mutually agreed to by the Parties;

(k)	the duly completed and executed tax election forms provided for in Section 2.10;

(l)	all such other assurances, consents, agreements, instruments and Closing Documents as may be reasonably required by the Vendor to complete the transactions provided for in this Agreement, all of which shall be in form and substance satisfactory to the Vendor, acting reasonably.

ARTICLE 7

INDEMNIFICATION

7.1    Indemnification by the Vendor and the Guarantors

7.1.1	Liability. Subject to Sections 3.5.1 and 7.3.1, the Vendor and the Guarantors shall solidarily with each other (each waiving the benefit of division and discussion) indemnify, defend and save harmless the Purchaser, IPC and each of the Purchaser’s Representatives from and against any and all Loss suffered or incurred by them or any member of the Group (each a “Purchaser Indemnified Party”), as a result of, or arising in connection with or related in any manner whatsoever to:

(a)	any inaccuracy, misrepresentation or breach of any representation or warranty made or given by the Vendor or the Guarantors in this Agreement and in the officer certificates delivered pursuant to Section 5.2.1(a);

(b)	any failure by the Vendor or the Guarantors to observe or perform any covenant or obligation contained in this Agreement; or

(c)	any Retained Liabilities.

7.2    Indemnification by the Purchaser

7.2.1	Liability. Subject to Sections 3.5.2 and 7.3.2, the Purchaser shall indemnify, defend and save harmless the Vendor and each of the Vendor’s Representatives (each a “Vendor Indemnified Party”) from and against any and all Loss suffered or incurred by them, as a result of, or arising in connection with or related in any manner whatsoever to:

(a)	any inaccuracy, misrepresentation or breach of any representation or warranty made or given by the Purchaser in Section 3.2 of this Agreement and in the officer certificates delivered pursuant to Section 5.2.1(a);

(b)	any failure by the Purchaser to observe or perform any covenant or obligation contained in this Agreement; or

(c)	any Assumed Liabilities.

7.3    Limitations on Indemnification

7.3.1	Limitations on Indemnification of the Purchaser. In the absence of fraud, intentional or gross fault by the Vendor or the Guarantors (for which there shall be no limitations or thresholds):

(a)	no Claims for indemnification may be made by a Purchaser Indemnified Party against the Vendor or the Guarantors in respect of any Loss resulting from any matter referred to in Section 7.1.1 unless and until the aggregate amount of the Losses suffered or incurred by the Purchaser Indemnified Parties, taken as a whole, collectively exceed $500,000, in which event the amount of all Losses in excess of such $500,000 amount, may be recovered by the Purchaser Indemnified Party; and

(b)	except in connection with the Vendor Fundamental Representations, Section 7.1.1(c), and the representations in Sections 3.1.4, 3.1.31 and 3.1.32 of Schedule 3.1, the maximum aggregate liability of the Vendor and the Guarantors pursuant to Section 7.1.1 shall not exceed 30% of the Purchase Price.

7.3.2	Limitations on Indemnification of the Vendor. In the absence of fraud, intentional or gross fault by the Purchaser (for which there shall be no limitations or thresholds):

(a)	no Claims for indemnification may be made by a Vendor Indemnified Party against the Purchaser in respect of any Loss resulting from any matter referred to in Section 7.2.1 unless and until the aggregate Losses suffered or incurred by the Vendor Indemnified Parties, taken as a whole, collectively exceed $500,000, in which event the amount of all Losses in excess of such $500,000 amount, may be recovered by the Vendor Indemnified Party;

(b)	except in connection with the Purchaser Fundamental Representations and Section 7.2.1(c), the maximum aggregate liability of the Purchaser pursuant to Section 7.2.1 shall not exceed 30% of the Purchase Price.

7.3.3	Excluded Receivables. For avoidance of doubt, and notwithstanding anything to the contrary herein, the limitations set forth in Section 7.3.1 shall not apply to any payment contemplated by Section 2.12.

7.3.4	Recovery. Notwithstanding any other provision in this Agreement: (i) with respect to any Loss which is indemnifiable, payable or for which a Party is liable under more than one provision of this Agreement, the Indemnified Party shall have the right to make a Claim for an Indemnity Payment under the provision of its choosing, notwithstanding the fact that a limitation of liability may apply under the provision not chosen by the Indemnified Party; and (ii) in no event shall the Indemnified Party be entitled to recover more than once in respect of the same Loss.

7.3.5	Indirect Losses. In respect of any Direct Claim the Indemnified Party shall not be entitled to Claim for any indirect Loss (including loss of profit or loss of value) or punitive damages. In respect of any Third Party Claim, the Indemnified Party shall be entitled to Claim the full amount of Loss contemplated by such Claim (including any loss of profit or loss of value) or any punitive damages, in each case, to the extent such Losses are awarded by a Governmental Authority to the applicable third party.

7.4    Direct Claims

Any Direct Claim shall be asserted by the Indemnified Party giving the Indemnifier reasonably prompt written notice thereof, but in any event not later than ninety (90) days after the Indemnified Party becomes aware of acts, omissions or facts that may give rise to such Direct Claim. Such notice to the Indemnifier shall describe the Direct Claim in reasonable detail and shall indicate, if reasonably practicable, the estimated amount of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifier shall then have a period of sixty (60) days to make such investigation of the Direct Claim as it considers necessary or desirable and for the purpose of such investigation, the Indemnified Party shall make available to the Indemnifier the information relied upon by the Indemnified Party to substantiate the Direct Claim, together with all such other information as the Indemnifier may reasonably request. The Indemnifier shall respond in writing to such Direct Claim within such period of sixty (60) days) (the “Response Period”). If the Indemnifier does not so respond within the Response Period, the Indemnifier shall be deemed to have rejected such Claim, and in such event the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party (including those provided for in the Escrow Agreement, if applicable). If the Indemnifier agrees prior to the expiration of the Response Period as to the validity of the Direct Claim, the Parties shall direct the Escrow Agent to pay to the Indemnified Party the amount of such Direct Claim forthwith upon such amount being quantified. If the Parties fail to agree as to the validity of the Direct Claim or its amount, any Party may exercise all remedies as may be available to such Party.

7.5    Notice of Third Party Claims

If an Indemnified Party receives notice of the commencement or assertion of any Third Party Claim, the Indemnified Party shall give the Indemnifier reasonably prompt notice thereof, but in any event no later than ten (10) days after receipt of such notice of such Third Party Claim. Such notice to the Indemnifier shall describe the Third Party Claim in reasonable detail and shall indicate, if reasonably practicable, the estimated amount of the Loss that has been or may be sustained by the Indemnified Party.

7.6    Defence of Third Party Claims

7.6.1	Defence by Indemnifier. Subject to Section 7.6.2, the Indemnifier shall have the right to participate in or, other than for a Third Party Claim for Tax, assume the defence of any Third Party Claim by giving notice to that effect to the Indemnified Party not later than thirty (30) days after receiving notice of that Third Party Claim (the “Notice Period”) provided the Indemnifier concurrently irrevocably acknowledges in writing complete responsibility for, and agrees to indemnify the Indemnified Party in respect of, such Third Party Claim, subject to the provisions of Section 7.3. The Indemnifier’s right to do so shall be subject to the rights of any insurer or other party who has potential liability in respect of that Third Party Claim. The Indemnifier agrees to pay all of its own expenses of participating in or assuming such defence. The Indemnified Party shall cooperate in good faith in the defence of each Third Party Claim, even if the defence has been assumed by the Indemnifier, and may participate in such defence assisted by counsel of its own choice at the cost and expense of the Indemnified Party, provided that the Indemnifier and its legal counsel shall lead the defence. The Indemnifier shall not enter into any compromise or settlement of any Third Party Claim without obtaining the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld or delayed and further provided that no such consent shall be required in the event that such compromise or settlement involves only the payment of monies all of which are to be paid by the Escrow Agent or the Indemnifier.

7.6.2

Defence by Indemnified Party. If the Indemnified Party has not received the notice and the acknowledgement, within the Notice Period that the Indemnifier has elected to assume the defence of such Third Party Claim, the Indemnified Party may, at its option, elect to settle or compromise the Third Party Claim or assume such defence, assisted by counsel of its own choosing and the Indemnifier shall be liable for all reasonable costs and expenses paid or incurred in connection therewith and any Loss suffered or incurred by the Indemnified Party with respect to such Third Party Claim, subject always to the provisions of Section 7.3. In addition, if at any time, the Indemnifier fails to take reasonable steps necessary to defend diligently a Third Party Claim, the Indemnified Party may, within thirty (30) days after giving notice that the Indemnified Party bona fide believes on reasonable grounds that the Indemnifier has failed to take such steps, at its option, elect to assume the defence of and to compromise or settle the Third Party Claim assisted by counsel of its own choosing and the Indemnifier shall be liable for all reasonable costs and expenses paid or incurred in connection therewith.

7.6.3	Seizure. The Parties shall cooperate in a good faith manner in respect of any purported, alleged or valid Claim by a third party that could result in a seizure of the Purchased Shares or any assets of the Purchaser or any member of the Group after the Closing Date and shall keep each other informed of the status and progress thereof. If for any reason the Purchased Shares or any assets of the Purchaser or the Group are the subject of a seizure after the Closing Date due to an alleged, purported or valid Claim by a third party which Claim may constitute a breach of a representation of Vendor herein, the Purchaser shall immediately inform the Vendor and the Guarantors in writing of such seizure and require that the Vendor and the Guarantors lift and cancel the seizure as soon as practicable, and in no case later than three (3) Business Days, from the receipt of such notice. The Parties shall cooperate in good faith in the defence of the seizure. Should the Vendor and the Guarantors be unable to lift and cancel the seizure within the aforesaid time period (either by paying the Claim, posting an adequate bond or obtaining a judgment), the Purchaser shall be entitled to take such steps as it determines, in its sole discretion, are necessary to lift and cancel the seizure without prejudice to its right to make a Direct Claim against the Vendor and the Guarantors for any Loss suffered or incurred by it in respect of the seizure and the lifting and cancellation of the seizure. The Purchaser shall advise the Vendor and the Guarantors in writing of the steps it took to lift and cancel the seizure. The Purchaser shall be entitled to assert a Claim against the Vendor and the Guarantors by way of Direct Claim in order to recover any and all Losses incurred in respect of the seizure and the lifting and cancellation of the seizure, the whole in accordance with Section 7.4 hereof.

7.7    Defence of Third Party Claims for Taxes

Notwithstanding Section 7.6, with respect to a Claim relating to Taxes which would constitute a breach of a representation of Vendor herein, before an Indemnifier can either (i) require that any member of the Group defend a contest from any Tax Authority relating to Taxes (a “Tax Contest”), or (ii) participate in or assume the defense of any such Tax Contest, the Indemnifier shall provide such member of the Group with all funds that such member of the Group is required to deposit or pay under any Law in order to contest such Tax Contest or is required to pay notwithstanding the contest of the Tax Contest. Such funds shall first be provided from the Indemnity Escrow, to the extent thereof, and thereafter from the Indemnifier’s own resources. The funds provided by the Indemnifier, which may represent, among other amounts and without limitation, all or part of the Tax Contest, shall be provided to such member of the Group on an interest-free basis. If the required funds have been provided in accordance with the provisions hereof, the Indemnifier shall have the right to elect to participate in or assume the defence of the Tax Contest and the provisions of Section 7.6.1 shall apply thereto, mutatis mutandis. If such member of the Group does not receive sufficient funds within a thirty

(30) day period following the sending to Vendor of a notice of a Tax Contest to entitle it to fulfill all legal prerequisites necessary to contest a Tax Contest, the member of the Group shall be entitled to settle the Tax Contest and the Indemnifier shall be required to indemnify the member of the Group pursuant to the terms of this Agreement first from the amounts held in the Indemnity Escrow, to the extent thereof, and thereafter from the Indemnifier’s own resources. To the extent that the required funds have been provided by the Indemnifier and the contestation of the Tax Contest has resulted in a Final Determination by the competent authority or court rejecting the Tax Contest in its entirety, the member of the Group shall release and pay the funds received from the Indemnifier back to the Indemnifier within the five (5) Business Days following the receipt of the funds from the third party or the application of the funds to other Tax obligations of any member of the Group. To the extent that the Tax Contest has been either wholly or partially upheld by the Final Determination of the competent authority or the court, the member of the Group shall release and pay back to the Indemnifier the amount, if any, by which the funds provided by the Indemnifier and that are described in this Section 7.7 exceed the amount that must be paid by any member of the Group, pursuant to the Final Determination of the Tax Contest within the five (5) Business Days following the receipt of the funds from the third party or the application of the funds to other Tax obligations of any member of the Group. If the amount of funds that is reimbursed pursuant to the Final Determination of the Tax Contest to the member of the Group includes an amount of interest, the member of the Group shall pay to the Indemnifier within the five (5) Business Days following the receipt of the funds from the third party or the application of the funds to other Tax obligations of any member of the Group an amount equal to the interest received on the funds that were paid or deposited, less an amount equal to the amount, as determined by the member of the Group, that any member of the Group shall pay to any Governmental Authority as Taxes on the interest.

7.8    Assistance for Third Party Claims

The Indemnifier and the Indemnified Party shall use all reasonable efforts to make available to the Party which is undertaking and controlling the defence of any Third Party Claim (the “Defending Party”):

7.8.1	those employees whose assistance, testimony or presence is necessary to assist the Defending Party in evaluating and in defending any Third Party Claim; and

7.8.2	all documents, records and other materials in the possession of such Party reasonably required by the Defending Party for its use in defending any Third Party Claim.

Each of them shall otherwise cooperate with the Defending Party. The Indemnifier shall be responsible for all expenses associated with making such documents, records and materials available and for all reasonable out-of-pocket expenses of any employees made available by the Indemnified Party to the Indemnifier hereunder.

7.9    Right to Claim from Escrow

The Parties expressly agree that the Purchaser may claim all amounts to which it may be entitled under Section 7.1 against the Indemnity Escrow. If the funds available in the Indemnity Escrow are insufficient to fully pay the Indemnity Payment, then the Vendor and the Guarantors must fully pay any missing portion of the Indemnity Payment to the Purchaser.

7.10    Failure to Give Timely Notice

A failure to give timely notice as provided in this Article 7 shall not affect the rights or obligations of any Party except and only to the extent that, as a result of such failure, any Party which was entitled to receive such notice was deprived of its right to recover any payment under its applicable insurance coverage or otherwise sustained a Loss as a result of such failure or was prejudiced in its ability to assert any rights or defences.

7.11    Payment and Interest

All Losses shall bear interest at a rate per annum equal to the Prime Rate, calculated and payable monthly, both before and after judgement, from the date on which notice of Claim was given to the Indemnifier, to the date of payment by the Indemnifier to the Indemnified Party. Any Indemnity Payment made pursuant to this Agreement shall be grossed up by the amount of any applicable withholding Taxes, except to the extent a Tax credit in respect of such withheld amount is available to the Indemnified Party.

7.12    Purchase Price Adjustment

Any Indemnity Payment made under this Article 7 shall be treated by the Purchaser and the Vendor as an adjustment to the Purchase Price. Such adjustment shall be allocated to goodwill, unless it relates to a specific asset (in which case the adjustment will be allocated to that asset).

7.13    Section 338 Election

Purchaser shall not make an election under Section 338 of the Code with respect to the purchase of the shares of Cantech or any of its subsidiaries or affiliates. Purchaser shall indemnify and hold each Vendor Indemnified Party harmless for any increase in liability for Taxes which results from the failure of Purchaser to satisfy its obligations under this Section 7.13.

ARTICLE 8

TERMINATION

8.1    Termination

8.1.1	Mutual Termination. This Agreement may, at any time before Closing be terminated by the mutual written agreement of the Parties.

8.1.2	Termination by the Purchaser. The Purchaser, when not in default in any material respect in the performance of its obligations under this Agreement, may, without prejudice to any other rights, terminate this Agreement by written notice to the Vendor if any condition contained in Section 5.1 is not fulfilled, waived or satisfied in accordance with Section 5.1.2;

8.1.3	Termination by the Vendor. The Vendor, when the Vendor is not in default in any material respect in the performance of its obligations under this Agreement, may, without prejudice to any other rights, terminate this Agreement by written notice to the Purchaser if any condition contained in Section 5.2 is not fulfilled, waived or satisfied in accordance with Section 5.2.2.

8.1.4	Effect of Termination. In the case of any termination of this Agreement pursuant to this Article 8 or Sections 5.1.2 or 5.2.2, this Agreement shall be of no further force and effect except for Sections 10.3, 10.4, 10.6, 10.8 and 10.9 and the provisions of the Non-Disclosure Agreement, which shall continue in full force and effect. No termination of this Agreement shall relieve any Party from liability for any breach of this Agreement.

ARTICLE 9

GUARANTEES

9.1    Guarantee of Vendor Obligations

9.1.1	Scope. The Guarantors hereby unconditionally and irrevocably guarantee to the Purchaser and IPC, solidarily with the members of the Group, the timely and complete performance and payment of all obligations of the members of the Group under this Agreement (the “Vendor Obligations”). The guarantee under this Section 9.1 may be enforced by the Purchaser and/or IPC without the necessity at any time of resorting to or exhausting any other remedy or without the necessity at any time of having recourse to this Agreement. Each Guarantor hereby waives the benefit of discussion and of division. Each Guarantor agrees that nothing contained herein shall prevent the Purchaser and/or IPC from exercising any and all rights or remedies under this Agreement or any Closing Document if any member of the Group or the Guarantors fail to timely perform the Vendor Obligations, and the exercise of any of the aforesaid rights and the completion of any actions or proceedings related thereto shall not constitute a discharge of any of the obligations of the Guarantors hereunder, it being the express purpose and intent of the Guarantors that the Guarantors’ obligations hereunder shall be absolute, independent and unconditional under any and all circumstances.

9.1.2	Survival of Guarantee. The guarantee under this Section 9.1 shall continue to be effective, or be reinstated, as the case may be, if at any time payment or performance, or any part thereof, of any of the Vendor Obligations is rescinded or must otherwise be restored or returned by the Purchaser upon insolvency, bankruptcy, dissolution, liquidation or reorganization of any member of the Group, or upon or as a result of the appointment of any receiver, intervenor or conservator of, or trustee or similar officer for any member of the Group, or any substantial part of the property of any member of the Group; or otherwise, as if such payments or performances had not been made.

9.2    Guarantee of Purchaser Obligations

9.2.1	Scope. IPG hereby unconditionally and irrevocably guarantees to the Vendor, solidarily with the Purchaser and IPC, the timely and complete performance and payment of all obligations of the Purchaser and IPC under this Agreement (the “Purchaser Obligations”). The guarantee under this Section 9.2 may be enforced by the Vendor without the necessity at any time of resorting to or exhausting any other remedy or without the necessity at any time of having recourse to this Agreement. IPG hereby waives the benefit of discussion and of division. IPG agrees that nothing contained herein shall prevent the Vendor from exercising any and all rights or remedies under this Agreement or any Closing Document if the Purchaser, IPC or IPG fails to timely perform the Purchaser Obligations, and the exercise of any of the aforesaid rights and the completion of any actions or proceedings related thereto shall not constitute a discharge of any of the obligations of IPG hereunder, it being the express purpose and intent of IPG that its obligations hereunder shall be absolute, independent and unconditional under any and all circumstances.

9.2.2	Survival of Guarantee. The guarantee under this Section 9.2 shall continue to be effective, or be reinstated, as the case may be, if at any time payment or performance, or any part thereof, of any of the Purchaser Obligations is rescinded or must otherwise be restored or returned by the Vendor upon insolvency, bankruptcy, dissolution, liquidation or reorganization of the Purchaser or IPC, or upon or as a result of the appointment of any receiver, intervenor or conservator of, or trustee or similar officer for the Purchaser or IPC, or any substantial part of the property of the Purchaser or IPC; or otherwise, as if such payments or performances had not been made.

9.3    Costs and Expenses

If at any time hereafter a Party employs counsel to pursue collection, to intervene, to sue for enforcement of the terms hereof, or to file a petition, complaint, answer, motion or other pleading in any suit or proceeding related to the guarantee set forth in this Article 9, then each such event where such Party prevails, all of the reasonable attorneys’ fees, including extra-judicial fees and costs, related thereto shall be an additional liability of the other applicable Parties, payable on demand.

ARTICLE 10

GENERAL

10.1    Further Assurances

10.1.1	Each of the Parties hereto shall from time to time execute and deliver all such further documents and instruments and do all acts and things as another Party may, either before or after the Closing Date, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

10.1.2	The Parties shall cooperate in order to effect a prompt and orderly transition of the Purchased Assets from the Vendor to the Purchaser following the Closing. Accordingly, the Parties agree that, following the Closing, the Purchaser and its employees and representatives will have access to the information systems and facilities of the Purchaser as may be required in connection with such transition. in respect of the amounts set forth on such invoices.

10.1.3	In connection with the transition matters contemplated by Section 10.1.2, the Vendor shall, as required and requested by Purchaser, act as agent of the Purchaser for the purposes of, without limitation, transitioning bank accounts and business credit cards, administering payroll, benefits and insurance, conducting invoicing, receipt of receivables (other than Excluded Receivables) on Purchaser`s behalf, collecting sales taxes, paying Accounts Payable and collecting Accounts Receivable, as well as the administration and integration of EDI systems. In any case where the Vendor acts as agent of the Purchaser, the Purchaser shall indemnify the Vendor and hold the Vendor harmless in respect of any and all Claims, Losses or Liabilities which may be suffered, sustained or incurred by the Vendor arising from its acting as agent of the Purchaser pursuant to the provisions of this Agreement (except in the case of intentional or gross fault, or in the case of fraud).

10.2    No Waiver

Failure of a Party to insist upon the strict performance of any term or condition of this Agreement or to exercise any right, remedy or recourse hereunder shall not be construed as a waiver or relinquishment of any such term and condition.

10.3    Cost and Expenses

Except as expressly set forth herein, each of the Parties shall be responsible for and pay their respective legal, financial advisory and accounting costs and expenses incurred in connection with the consummation of the transactions provided herein, including the preparation, execution and delivery of this Agreement and the Closing Documents, and any other costs and expenses whatsoever and howsoever incurred in connection herewith and/or therewith. For greater certainty, the Vendor shall assume all costs and expenses incurred by the Group in connection with this Agreement and the consummation of the transactions provided herein.

10.4    Public Announcements

No Party shall issue any press release or otherwise make public statements or filings with respect to this Agreement or the Closing Documents, or the transactions contemplated herein or therein, without the consent of the other Parties, which consent shall not be unreasonably withheld or delayed. Notwithstanding the foregoing, each Party shall have the right to override such obligation in order to make any disclosure or filing such party reasonably believes to be required under applicable Laws, in which case the Party making any such disclosure shall use commercially reasonable efforts to give prior oral or written notice to the other Parties and reasonable opportunity for the other Parties to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing), and if such prior notice is not possible, to give such notice immediately following the making of any such disclosure or filing.

10.5    Successors, Assigns and Assignments

This Agreement will enure to the benefit of and be binding upon the respective successors and permitted assigns of the Parties. This Agreement may not be assigned by any Party without the prior written consent of the other Parties, and (ii) that the Purchaser and/or IPC may, without the prior written consent of the other Parties, assign all or part of its rights and/or obligations under this Agreement to one or more Affiliates of the Purchaser and/or IPC.

10.6    Entire Agreement

This Agreement and the Closing Documents constitute the entire agreement between the Parties with respect to the subject matters hereof and thereof and cancels and supersedes any prior understandings and agreements between the Parties with respect thereto, including the Letter of Intent. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the Parties other than as expressly set forth in this Agreement.

10.7    Amendments and Waivers

No amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by all Parties. No waiver of any breach of any provision of this Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, will be limited to the specific breach waived.

10.8    Notices

Any demand, notice or other communication to be given in connection with this Agreement shall be given in writing and will be given by personal delivery, by courier services, by registered mail or by facsimile or e-mail (followed by receipt by registered mail or courier services within two Business Days) as set forth below, and if another address, facsimile number or e-mail address has been designated by notice by any recipient Party to the other, to such other address, facsimile number or e-mail address (followed by receipt by registered mail or courier services within two Business Days).

Notice to the Purchaser:

c/o Intertape Polymer Group Inc.

100 Paramount Drive, Suite 300

Sarasota, Florida 34232

Attention:	Randi M. Booth, Vice President & General Counsel
E-mail:	rbooth@itape.com

With copy to:

Fasken Martineau DuMoulin LLP 800 Square Victoria, Suite 3700
Montreal, Québec H4Z 1E9

Attention :	Me Neil Kravitz
Facsimile :	514-397-7551
E-mail :	nkravitz@fasken.com

Notice to Vendor and/or the Guarantors:

c/o Canadian Technical Tape Ltd. 455 Côte-Vertu Road
St-Laurent, Québec H4N 1E8

Attention:	Howard Cohen and Paul Cohen
Facsimile:	514-745-0764
E-mail:	hcohen@cantech.com and pcohen@cantech.com

With copy to:

Davies Ward Phillips & Vineberg LLP
1501 McGill College Avenue, Suite 2600
Montréal, Québec H3A 3N9

Attention :	Me Robert Vineberg
Facsimile :	514-841-6499
E-mail :	rvineberg@dwpv.com

Any demand, notice or other communication given by personal delivery or courier services shall be conclusively deemed to have been given on the day of actual delivery thereof and, if given by registered mail, on the third (3rd) Business Day following the deposit thereof in the mail and, if given by facsimile or e-mail (followed by receipt by registered mail or courier services within two Business Days), on the day of transmittal thereof if given during the normal business hours of the recipient on a Business Day and on the next Business Day if not given during such hours. If the Party giving any demand, notice or other communication knows or ought reasonably to know of any difficulties with the postal system that might affect the delivery of mail, any such demand, notice or other communication may not be mailed but must be given by personal delivery or by electronic communication (followed by receipt by registered mail or courier services within two Business Days).

10.9    Governing Law and Forum

This Agreement shall be governed by and construed in accordance with the Laws of the Province of Québec and the Laws of Canada applicable therein (excluding any conflict of laws rule or principle, foreign or domestic, which might refer such interpretation to the laws of another jurisdiction). The Parties hereby irrevocably and unconditionally submit to the exclusive jurisdiction of the courts of the Province of Québec and elect domicile in the City of Montreal with respect to any matter relating to the execution or construction of this Agreement or the exercise of any right or the enforcement of any obligation arising hereunder (excluding any conflict of forum rule or principle, foreign or domestic, which might refer such matter to the courts of another jurisdiction). Notwithstanding the foregoing, nothing contained in this Section 10.9 shall limit: (i) the right of any Party to seek provisional or protective relief in the courts of another country prior to, during or after any substantive proceedings have been instituted in Canada pursuant this Agreement; or (ii) the right of the Parties to bring enforcement proceedings in another jurisdiction in connection with a Canadian judgment.

10.10    Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such determination shall not impair or affect the validity, legality or enforceability of the remaining provisions hereof, and each provision is hereby declared to be separate, severable and distinct.

10.11    Specific Performance and other Discretionary Rights

Each of the Parties recognizes, acknowledges and agrees that a breach by a Party of any obligation in this Agreement shall cause the other Party to sustain injury for which it would not have an adequate remedy at Law for money damages. Therefore, each of the Parties agrees that in the event of any such breach, the aggrieved Party shall be entitled to specific performance of such obligation and provisional interlocutory and permanent injunctive relief and other discretionary remedies in addition to any other remedy to which it may be entitled and the Parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive relief or other equitable remedies.

10.12    Counterparts

This Agreement may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original but all of which taken together shall be deemed to constitute one and the same agreement. A facsimile or electronic transmission of the Agreement bearing a signature on behalf of a Party shall be legal and binding on such Party.

10.13    Language

The Parties acknowledge that they have required that this Agreement and all related documents be drawn up in English. Les parties reconnaissent avoir exigé que la présente convention et tous les documents connexes soient rédigés en anglais.

(remainder of this page left blank intentionally)

IN WITNESS WHEREOF the Parties have executed this Agreement on the date first written hereinabove.

INTERTAPE POLYMER GROUP INC.		INTERTAPE POLYMER INC.

By:	(s) Gregory A Yull	By:	(s) Gregory A Yull
Name:	Gregory A. Yull	Name:	Gregory A. Yull
Title:	Chief Executive Officer and President	Title:	President

By:	(s) Jeffrey Crystal	By:	(s) Jeffrey Crystal
Name:	Jeffrey Crystal	Name:	Jeffrey Crystal
Title:	Chief Financial Officer	Title:	Vice-President, Finance

INTERTAPE POLYMER CORP.

By:	(s) Gregory A Yull
Name:	Gregory A. Yull
Title:	President

By:	(s) Jeffrey Crystal
Name:	Jeffrey Crystal
Title:	Senior Vice-President, Finance and Treasurer

(Continued on following page)

(Signature page to the Asset Purchase Agreement)

IN WITNESS WHEREOF the Parties have executed this Agreement on the date first written hereinabove.

LENALCO HOLDINGS (CANADA) LTD.		CANADIAN TECHNICAL TAPE LTD.

By:	(s) Howard Cohen	By:	(s) Howard Cohen
Name:	Howard Cohen	Name:	Howard Cohen
Title:		Title:

169892 CANADA INC.		169893 CANADA INC.

By:	(s) Howard Cohen	By:	(s) Paul Joseph Cohen
Name:	Howard Cohen	Name:	Paul Joseph Cohen
Title:		Title:

	(s) Howard Cohen		(s) Paul Joseph Cohen
	HOWARD COHEN		PAUL JOSEPH COHEN

(Signature page to the Asset Purchase Agreement)

EXHIBIT A

DEFINITIONS

1.1	“Accounts Payable” means the trade accounts payable of the Business incurred on or before the Closing Date (including those for which invoices are received after the Closing Date) payable by any member of the Group that remain unpaid on the Closing Date but relate to products purchased or services performed prior to the Closing Date;

1.2	“Accounts Receivable” means all accounts receivable, trade accounts, notes receivable, book debts and other debts (other than cash on hand and deposit accounts held with banks and other financial institutions) of the Business due, accruing and payable to any member of the Group which arise from services performed and sales made by any member of the Group in the Ordinary Course on or before the Closing Date;

1.3	“Adjustment Escrow” has the meaning ascribed thereto in Section 2.3.3;

1.4	“Affiliate” has the meaning ascribed thereto in the CBCA;

1.5	“After-Tax Basis” means, in respect of any Indemnity Payment made under this Agreement, the amount of the Indemnity Payment, taking into account (1) the reasonable cost to the Indemnified Party (or its successor or any Affiliate thereof) of the inclusion of the Indemnity Payment in the income of the Indemnified Party (or its successor or any Affiliate thereof) for Tax purposes, (2) the reasonable cost to the Indemnified Party of the loss of any Tax attributes of the Indemnified Party (or its successor or any Affiliate thereof) as a result of the Losses and /or the Indemnity Payment, (3) shall be net of any input tax credits (for the purposes of the GST) or input tax refunds (for the purposes of the QST) which can be claimed by the Indemnified Party in respect of GST and/or QST incurred on the Loss, and (4) shall be net of any actual reduction in Taxes of any Indemnified Party during or prior to the year of the Indemnity Payment attributable to the deductibility availability of the Loss giving rise to such payment (as reasonably determined by the Purchaser Indemnified Party);

1.6	“Agreement” means this agreement, its recital, together with its Schedules and Exhibits and all amendments made hereto by written agreement between the Parties;

1.7	“Allocation Schedule” has the meaning ascribed thereto in Section 2.2;

1.8	“ASPE” means, in respect of the Vendor: (a) prior to January 1, 2011, the generally accepted accounting principles stated in the Handbook of the Canadian Institute of Chartered Accountants and (b) since January 1, 2011, the Accounting Standards for Private Enterprises in both cases, in effect as of a given date, and in respect of Cantech: US Generally Accepted Accounting Principles in effect as of a given date.

1.9	“Assessment” has the meaning ascribed thereto in Section 3.1.34(j);

1.10	“Assigned Contracts” means all Contracts, including for greater certainty all Material Contracts, but excluding all Excluded Contracts;

1.11	“Assumed Liabilities” means, except to the extent any such Liabilities are Retained Liabilities:

(a)	all current Liabilities set forth in the Closing Date Financial Statements relating to the Business that are due or accruing due after the Closing (including all trade Accounts Payable of the Vendor to third parties in connection with the Business that remain unpaid and are not delinquent as of the Closing Date and that either are reflected on the Closing Date Financial Statements;

(b)	all Liabilities under the Assigned Contracts but only to the extent that such Liabilities thereunder are required to be performed after the Closing Date, were incurred in the Ordinary Course and do not relate to any failure to perform, improper performance, warranty or other breach, default or violation by any member of the Group on or prior to the Closing; and

(c)	all Liabilities of the members of the Group in respect of the Transferred Employees to the extent that such Liabilities are based on facts, circumstances or events that arise after the Closing on the Closing Date;

1.12	“Bill of Sale” means the bill of sale to be executed on the Closing, in the form attached hereto as Exhibit G;

1.13	“Books and Records” means, except for the minute books and other Constating Records of the Vendor, any books, records and accounts of the Group (originals, to the extent they exist, or, if originals do not exist, copies thereof) related to the Business, the Purchased Assets and the Employees of any member of the Group including, without limitation, databases, documents, forms, advertising material, brochures, books and records relating to the purchase of materials and supplies, the services performed or provided, dealings with customers, invoices, customer lists, mailing lists, suppliers lists, telephone numbers, financial records, personnel records (to the extent permitted by Law) and Taxes;

1.14	“Breaching Party” has the meaning ascribed thereto in Section 4.4.2;

1.15	“Business” has the meaning ascribed thereto in the preamble hereof;

1.16	“Business Day” means any day on which commercial deposit-taking banks are generally open for business in Montreal (Québec) and Sarasota (Florida), other than a Saturday, a Sunday or a day observed as a non-juridical day in either such location under applicable Laws in Québec;

1.17	“Cantech” has the meaning ascribed thereto in the preamble hereof;

1.18	“Cantech Purchase Agreement” means the share purchase agreement between IPC and the Vendor in respect of the purchase and sale of the Cantech Shares, to be executed on or prior to the Closing, in the form attached hereto as Exhibit D;

1.19	“Cantech Purchase Price” has the meaning ascribed thereto in Section 2.2;

1.20	“Cantech Shares” means all of the issued and outstanding shares in the share capital of Cantech;

1.21	“Capital Lease” means any lease of any property (whether real, personal, moveable, immoveable or mixed) by any member of the Group as lessee that, in accordance with ASPE, either would be required to be classified and accounted for as a capital lease on a balance sheet of such Person or would otherwise be disclosed as such in a note to the financial statements sheet, a complete and accurate list of each such lease appearing in Section 1.21 of the Disclosure Letter;

1.22	“CBCA” means the Canada Business Corporations Act, as now in effect and as may be amended from time to time prior to the Closing Date;

1.23	“Claims” includes claims, notices, demands, requests, complaints, proceedings (including any eminent domain taking, expropriation, condemnation or similar proceedings), actions, arbitrations, suits, causes of action, appeals, audits, hearings, investigations, inquiries, assessments or reassessments (including claims, assessments and reassessments for Tax), charges, judgments, grievances or hearings;

1.24	“Closing” means the completion on the Closing Date of the sale to, and purchase by, the Purchaser of the Purchased Assets (other than the Cantech Shares) and the completion of all other transactions contemplated by this Agreement which are to occur concurrently with the purchase and sale of the Purchased Assets (including the sale to, and purchase by IPC of the Cantech Shares);

1.25	“Closing Calculations” has the meaning ascribed thereto in Section 2.7.1;

1.26	“Closing Date” has the meaning ascribed thereto in Section 6.1;

1.27	“Closing Date Financial Statements” means the unaudited, unconsolidated statement of Purchased Assets and Assumed Liabilities of the Vendor

reflecting only the Purchased Assets and Assumed Liabilities (which for greater certainty does not include the Excluded Assets or Retained Liabilities) and the unaudited, unconsolidated financial statements of Cantech for the period ending on the Closing Date;

1.28	“Closing Document” means any agreement, assignment, undertaking, resolution, share certificate, certificate or any other document delivered in relation to the Closing, including without limitation the Escrow Agreement, the Vendor Release, the Lease Agreement, the Cantech Purchase Agreement, the Employment Letter Agreements, and the Non-Competition Agreement;

1.29	“Closing Indebtedness” means the Liabilities of each of the Vendor and Cantech at the Closing but disregarding any unamortized transaction cost or other similar account which reduces the value of the long term debt on the balance sheet;

1.30	“Closing Working Capital” means the Working Capital of each of the Vendor and Cantech at Closing based on the Closing Date Financial Statements;

1.31	“Code” means the United State Internal Revenue Code of 1986, as amended;

1.32	“Collective Agreement” means any collective agreement, letters of understanding, letters of intent or other written agreement with any trade union or association which may qualify as a trade union, which would cover any Employee;

1.33	“Competing Transaction” has the meaning ascribed thereto in Section 4.3;

1.34	“Competition Act” means the Competition Act (Canada), as amended from time to time;

1.35	“Constating Records” means, in respect of any entity, the corporate and constating records of such entity, including (a) all articles, constituting and organizational documents and by-laws (including any partnership agreement, deed of trust or other); (b) all shareholders agreements affecting such entity, (c) all minutes of meetings and resolutions of shareholders and directors (and any committees); and (d) the share certificate books, securities register, register of transfers and register of directors;

1.36	“Contract” means any and all written or verbal contracts and agreements (including quotations, orders and rebates), work in progress, Derivative Contracts, leases (including Capital Leases and Real Property Leases), insurance policies, deeds, indentures, instruments, entitlements, warranties and warranty rights, commitments, indemnities, guarantees, undertakings and orders made by or to which any member of the Group is a party or by which any member of the Group is bound or under which any member of the Group has, or will have, any rights or obligations and includes rights to use, franchises, license and sub-licences agreements and agreements for the purchase and sale of assets or shares;

1.37	“Defending Party” has the meaning ascribed thereto in Section 7.8;

1.38	“Derivative Contracts” means all Contracts involving foreign exchange, forward contracts, swaps, risk management contracts or any other form of derivative instruments used by or binding any member of the Group, a complete and accurate list of which is set forth in Section 1.38 of the Disclosure Letter;

1.39	“Direct Claim” means any Claim by an Indemnified Party against an Indemnifier which does not result from a Third Party Claim;

1.40	“Disclosure Letter” means the letter of disclosure dated the date hereof and delivered to Purchaser by the Vendor, the Guarantors, and Cantech;

1.41	“Employees” means all of the employees of the Group, a complete and accurate list of which is set forth in Section 3.1.34 of the Disclosure Letter, and, for greater certainty, includes (a) employees employed on an hourly or salaried basis, (b) unionized employees, (c) part-time employees, and (d) employees receiving short-term or long-term disability benefits or payments or workmen’s compensation and employees on sick leave, maternity leave or leave of absence, in each case who have a reasonable expectation to return to work;

1.42	“Employee Plans” means each and every retirement, pension, supplemental pension, savings, retirement savings, bonus, profit sharing, deferred compensation, severance or termination pay (including any redundancy policy), change of control, life insurance, medical, hospital, dental care, vision care, drug, sick leave, short term or long term disability, salary continuation, unemployment benefits, vacation, incentive, compensation, stock purchase, stock option, phantom stock, share appreciation rights, fringe benefit or other employee benefit plan, program, arrangement, policy or practice whether written or oral, formal or informal, funded or unfunded, registered or unregistered, bargained or unbargained, insured or self-insured that is maintained or otherwise funded or contributed to, or required to be funded or contributed to, by or on behalf of any member of the Group, or under which any member of the Group pays premiums or benefits, for the benefit of the Employees or any of them or the beneficiary of any of them or for the benefit of any consultant or other independent contractor who currently provides or formerly provided services to them or the beneficiary of any such consultant or other independent contractor;

1.43	“Employment Letter Agreements” means the employment letter agreements to be entered into between the Purchaser or one of its Affiliates and each of Howard Cohen, Paul Cohen and Aaron Cohen;

1.44	“Encumbrances” means pledges, liens (statutory or otherwise), charges, security interests, leases, offers to lease, privileges, license agreements, title retention agreements, mortgages, hypothecs, trust deeds, trust or deemed trust (whether contractual, statutory or otherwise arising), assignments by way of security, security interests, conditional sales contracts or other title retention agreements, or other similar interests or instruments charging, or creating a security interest in, or against title, restrictions, development or similar agreements, easements, servitudes, rights-of-way (registered or unregistered), restrictive covenants, contamination notice, title defects, restrictions, executions, tax arrears, permissions, options or adverse claims, encroachments or burden or any other right or claim or encumbrances of any kind or character whatsoever or however arising, or any agreement to enter into or create any of the foregoing, on or affecting all or any part of any of the assets of a Person or any of its Subsidiaries or any interest therein, or any direct or indirect interest in such Person or any of its Subsidiaries, including any conditional sale or other title retention agreement, any financing lease having substantially the same economic effect as any of the foregoing, the filing of any financing statement, encumbrances of mechanics, labourers, workmen, builders, contractors, suppliers of material or architects or other similar encumbrances incidental to construction, maintenance or repair operations and other similar liens, legal hypothecs and encumbrances;

1.45	“Environment” means the environment as defined pursuant to the Environment Quality Act (Québec) and as defined in all other Laws related to the environment, and includes air (and all layers of the atmosphere), surface water, underground water, land surface, soil, underground spaces, cavities, land submerged under water, subsurface strata, stream sediments, ambient air (including indoor air), plant and animal life, organic and inorganic matter and other living organisms, and the environment in the workplace; for greater certainty, the interacting natural systems that include components referred to above or any combination or part thereof are included in the definition of “Environment”; and “Environmental” shall have the correlative meaning;

1.46	“Environmental Authorizations” means certificates of authorization, authorizations, permits, consents, agreements (including any sewer surcharge agreement), plans (including any stormwater pollution prevention plan or spill prevention and counter-measures control plan), instructions, directions, or registrations issued, granted, conferred or required by a Governmental Authority pursuant to any Environmental Law;

1.47

“Environmental Laws” means all applicable Laws relating in any way to the protection of the Environment, pollution, and the protection of human health, including such Laws relating to the withdrawal, contamination and use of groundwater and surface water, to management, excavation and soil contamination, the delivery of Environmental Authorizations or to inspections and surveys, remedial actions and rehabilitation in connection with any presence, emission, discharge, emission, generation, holding, handling, labelling, abatement, management, control, monitoring, existence, escape or disposal or threat of same of any Hazardous Material, or relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of any Hazardous Material, or to the release, threatened release or arranging for the transportation of any Hazardous Material;

1.48	“Escrow Agent” means Person to be selected by the Purchaser and the Vendor to act as escrow agent for the purposes set forth in the Escrow Agreement;

1.49	“Escrow Agreement” means the escrow agreement between the Parties and the Escrow Agent to be executed on or prior to the Closing, in the form attached hereto as Exhibit C;

1.50	“Estimated Closing Indebtedness” has the meaning ascribed thereto in Section 2.4.1(a);

1.51	“Estimated Closing Working Capital” has the meaning ascribed thereto to Section 2.4.1(b);

1.52	“Excluded Assets” means:

(a)	all cash and marketable securities owned by the Vendor;

(b)	all non-transferable Permits;

(c)	the corporate records of the Vendor;

(d)	the bank accounts of the Vendor (but for greater certainty, any amounts in such bank accounts which form part of the Purchased Assets will be remitted to the Purchaser in accordance with the terms of this Agreement);

(e)	all Excluded Contracts;

(f)	all Excluded Receivables;

(g)	all proceeds of insurance relating to any Claims made prior to Closing;

(h)	all Employee Plans and assets attributable thereto;

(i)	the Owned Property located at 455, boulevard de la Côte-Vertu in Montreal (Québec) H4N 1E8 on lots 1 985 289 and 1 985 292 of the Cadastre du Québec, and which is the subject matter of the Lease Agreement;

(j)	life insurance on any Guarantor or family member thereof;

(k)	the rights which accrue or will accrue to the Vendor under this Agreement and any Closing Documents;

(l)	any amounts payable to the Vendor in respect of income Taxes and/or Sales Taxes paid or payable by the Vendor and that relate to a period prior to the Closing Date.

1.53	“Excluded Contracts” means Contracts that are not Assigned Contracts, including any Non-assigned Contract deemed to be an Excluded Contract in accordance with Section 4.6 or any Contract set forth in Section 1.53 of the Disclosure Letter;

1.54	“Excluded Receivables” means: (i) Accounts Receivable which did not arise from bona fide transactions in the Ordinary Course prior to Closing; (ii) Accounts Receivable that arose from fraudulent activity prior to Closing; (iii) Accounts Receivable the payors of which are bankrupt or insolvent on the Closing Date; and (iv) Accounts Receivable which are otherwise uncollectable within 180 days of their issuance prior to Closing; provided that for the purposes hereof the aggregate amount of Excluded Receivables shall be reduced by the amount of the reserve for doubtful accounts as reflected on the Closing Date Financial Statements;

1.55	“Final Determination” means: (i) with respect to a Direct Claim, an Order or any settlement with respect to such Direct Claim; and (ii) with respect to a Third Party Claim, an Order or any settlement with respect to such Third Party Claim, as between the Purchaser and the Vendor;

1.56	“Financial Statements” means the Year End Financial Statements and the Interim Financial Statements, copies of which are attached as Section 3.1.19 of the Disclosure Letter;

1.57	“Fixed Assets” means the fixed assets and tangible moveable or personal property, machinery, equipment, computers, networking equipment, fixtures, furniture, furnishings, vehicles, material handling equipment, implements, parts, tools, machine tools, jigs, dies, molds, patterns and tooling, spare parts furniture, supplies, photocopiers and office equipment owned, held or used by any member of the Group in connection with the Business, wherever located;

1.58	“Governmental Authority” means any (a) multinational, federal, provincial, state, regional, municipal, local, governmental or public department, ministry, central bank, court, tribunal, arbitral body, commission, agency board or bureau, domestic or foreign, (b) subdivision, agent, commission, board or authority of any of the foregoing, (c) quasi-governmental or private body exercising any regulatory, administrative, expropriation or Tax Authority under or for the account of any of the foregoing, including any private body having received a mandate to perform public services, and (d) judiciary or quasi-judiciary tribunal, court or body;

1.59	“Government Bid” means any outstanding offer to sell products or services made by the Company to any Governmental Authority or any prime contractor prior to the date hereof which, if accepted, would result in a Government Contract.

1.60	“Government Contracts” means any Contract (including, without limitation, any individual task order, delivery order, purchase order or blanket purchase agreement), subcontract, letter contract or other similar arrangement of any kind, between any member of the Group, on the one hand, any (i) any Governmental Authority, (ii) any prime contractor or higher-tier subcontractor of a Governmental Authority in its capacity as a prime contractor or subcontractor, or (iii) any lower-tier subcontractor of any member of the Group in such Group member’s capacity as a prime contractor or subcontractor to any Governmental Authority, on the other hand.

1.61	“Group” means, collectively, the Vendor and all Subsidiaries thereof (including, for avoidance of doubt, Cantech), and “member of the Group” means any one of them;

1.62	“GST” means Taxes imposed under Part IX of the Excise Tax Act (Canada) and the regulations made thereunder;

1.63	“Guarantors” means, collectively, Paul Cohen, Howard Joseph Cohen, 169892, 169893 and Lenalco;

1.64	“Hazardous Material” means any material, including an odour, a sound or a vibration, that is listed, defined, designated or classified as, or otherwise determined to be, hazardous, radioactive explosive, gaseous, flammable, toxic, corrosive, oxidizing or leachable or a pollutant, a substance or a contaminant established under applicable Environmental Laws, including any mixture thereof;

1.65	“Indemnifier” means any party obligated to provide indemnification under this Agreement;

1.66	“Indemnified Party” means any Person entitled to indemnification under this Agreement;

1.67	“Indemnity Escrow” has the meaning ascribed thereto in Section 2.3.4;

1.68	“Indemnity Payment” means any amount of Loss required to be paid pursuant to Section 7.1 or 7.2 hereof;

1.69	“Independent Firm” has the meaning ascribed thereto in Section 2.7.2(c);

1.70	“Initial Consideration” has the meaning ascribed thereto in Section 2.3.1;

1.71	“Intellectual Property” means any or all intellectual property rights, whether registered or not, including those rights arising out of or related to: (i) all domestic and foreign patents and applications therefore and all re-examinations, reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (ii) all trade-marks, trade names, service marks, service names, certification marks, brands, logos, trade dresses, domain names and social media identifiers, together with the goodwill associated therewith; (iii) all copyrights, data rights, integrated circuit topographies and protected plant varieties; (iv) all industrial designs, CAD designs and works protected by copyright including computer software, documentation, designs, schematics, specifications or records; (v) all inventions (whether or not patentable); and (vi) all proprietary and confidential business and technical information including technical data, trade secrets, ideas, formulae, algorithms, methods, techniques, processes, research and development and technology know-how, databases, data compilations and collections and technical data; including, in the case of each of clauses (i) through (v), inclusively, whether such rights are registered or not and, in the case of each of clauses (i) through (vi), exclusively, any and all registrations, applications, recordings, common-law rights and Contracts, all rights of privacy or moral rights, however denominated, throughout the world and in all media now known, and all rights to sue at law or in equity for any past infringement or other impairment of any and all of the foregoing, including the right to receive all proceeds and damages therefrom, where applicable at Law;

1.72	“Interim Financial Statements” means the unaudited, monthly financial statements of each member of the Group for periods beginning after September 30, 2016;

1.73	“Inventories” or “Inventory” means all inventories of the Group on the date hereof and as at the Closing Date related to the Business including all finished goods, work in progress, raw materials, ingredients, packaging materials, production and shipping supplies, spare parts, maintenance items and advertising materials, in each case on hand, in transit, ordered but not delivered, warehoused or wherever situated;

1.74	“IPC” has the meaning ascribed thereto in the preamble hereof;

1.75	“IPG” has the meaning ascribed thereto in the preamble hereof;

1.76	“Key Intellectual Property of the Group” has the meaning attributed to this term in Section 3.1.38;

1.77

“knowledge” of any Person means the actual knowledge of such Person or any of its officers or managers (and more specifically in the case of the Vendor, the actual knowledge of Howard Cohen and Paul Cohen) after due and diligent inquiry with respect to the relevant matter, or the knowledge that any of them would have had if they had conducted such due and diligent inquiry with respect to the relevant matter. The due and diligent inquiry of any Person with respect to a matter includes (i) consulting Persons who in the normal scope of their duties ought to reasonably be expected to have knowledge of the matter with respect to which knowledge is asserted, and (ii) taking such other action, if reasonably necessary, to discover the facts with respect to which knowledge is asserted;

1.78	“Laws” means all laws (including the common law), statutes, codes, ordinances, decrees, rules, regulations, by-laws, statutory rules, principles of law, published policies and guidelines, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards and terms and conditions of any grant of approval, permission, authority or Permit of any Governmental Authority, self-regulatory authority or statutory body and the term “applicable” with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having or claiming to exercise legal jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

1.79	“Lease Agreement” means the lease agreement to be executed on or prior to the Closing, in the form attached hereto as Exhibit B;

1.80	“Leased Real Properties” means the immovable property, lands, buildings and premises used in connection with the Business which are leased, subleased or with respect to which a right to use or occupy has been granted to any member of the Group, a complete list of which is attached as Section 3.1.37 of the Disclosure Letter;

1.81	“Letter of Intent” means the letter of intent of IPG dated March 3, 2017 with respect to the transactions contemplated hereby and accepted by the Vendor on March 3, 2017;

1.82	“Liability” means, other than those liabilities comprising a component of Working Capital, any liability, debt or other obligation, whether direct or indirect, absolute, accrued or unaccrued, asserted or unasserted, fixed or contingent, liquidated or unliquidated, mature or inchoate, due or to become due, known or unknown, or otherwise, including the following:

(a)	all indebtedness, obligations and liabilities of whatsoever nature and kind of any member of the Group for borrowed money or for the deferred purchase price of property or services (including reimbursement and all other obligations with respect to surety bonds, letters of credit, note purchase obligations and bankers’ acceptances, whether or not matured) and including any short term portion of long term indebtedness and any shareholders’ loans or advances;

(b)	all indebtedness of any member of the Group created or arising under any conditional sale, other title retention agreements with respect to acquired property or pursuant to deferred purchase price obligations;

(c)	all obligations of any member of the Group as lessee under a Capital Lease that, in accordance with ASPE, would appear on a balance sheet of such lessee in respect of such Capital Lease or otherwise be disclosed as such in a note to such balance sheet; and obligations under sale leasebacks of any member of the Group;

(d)	all indebtedness, obligations and liabilities of whatsoever nature and kind of any member of the Group resulting from any subsidy agreement, contribution agreement or similar agreement between any member of the Group and any Governmental Authority;

(e)	all obligations guaranteeing or providing indemnification or insurance with respect to any indebtedness or other obligation of any Person (other than an obligation by a member of the Group to guarantee or provide indemnification for the obligations of another member of the Group);

(f)	all accrued interests relating to any indebtedness of the type referred to in any of the items of this definition;

(g)	any amounts payable by the Vendor to a Tax Authority in respect of Taxes owing by the Vendor and sales Taxes required to be collected by the Vendor and remitted to a Tax Authority other than Taxes in respect of the Lease Agreement which shall be payable to the extent provided for thereunder by the lessee thereunder throughout the term of the Lease Agreement; and

(h)	all prepayment penalties or break-up fees of any nature relating to any indebtedness of the type referred to in any of the items of this definition which is being repaid on or immediately after Closing.

1.83	“Loss” means, on After-Tax Basis and net of any insurance proceeds received by an Indemnified Party, any and all loss, liability, debt, Tax, damage, cost, expense, charge, fine, penalty or assessment paid by the Indemnified Party, including the costs and expenses incurred in investigating, pursuing or settling a Claim and all interest and reasonable fees and expenses of attorneys and experts incurred in connection therewith (excluding, except in each case to the extent awarded by a Governmental Authority in respect of a Third Party Claim to the applicable third party, or in the case of fraud or intentional or gross fault, loss of profits, loss of value, indirect costs and expenses, punitive, consequential, incidental or exemplary damages, fines, penalties);

1.84	“Material Adverse Change” means any change, effect, event or occurrence that, individually or in the aggregate with all other changes, effects, events or occurrences: (i) is or is reasonably likely to have a material and adverse effect upon any of the Business, operations, affairs, assets, liabilities, capitalization, results of operations, cash flows, condition, prospects, Permits, rights or privileges of any member of the Group, or (ii) could reasonably be expected to materially impair or delay the ability of any of the Vendor, the Guarantors or any member of the Group to perform its obligations under this Agreement;

1.85	“Material Contract” means any:

(a)	Assigned Contract;

(b)	Contract involving aggregate payments in any year to or by any member of Group of an amount or value in excess of $200,000 (other than those disclosed at (c) below);

(c)	existing order of an amount or value in excess of $200,000;

(d)	Contract between any member of the Group and any Related Party;

(e)	Contract not entered into in the Ordinary Course and that involves expenditures or receipts of any member of the Group in excess of $200,000;

(f)	lease, rental or occupancy agreement (including each Real Property Lease), license (other than a license agreement for commercially available software sold through retailers), instalment and conditional sale agreement, and other Contract affecting the ownership of, leasing of, title to, use of, or any leasehold or other interest in, any real or personal property (except personal property leases and instalment and conditional sales agreements having a value per item or aggregate payments of less than $100,000);

(g)	Contract with respect to Intellectual Property or which is a Derivative Contract (other than a license agreement for commercially available software sold through retailers);

(h)	Contract containing covenants that in any way restrict or purport to restrict the business activity of any member of the Group to engage in any business or to compete with any Person;

(i)	power of attorney of any member of the Group that is currently effective and outstanding;

(j)	warranty, guarantee, support, bond, indemnification, assumption or other similar commitment with respect to the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or indebtedness of any Person other than (i) in the Ordinary Course and (ii) tenders from Governmental Authorities entered into in the Ordinary Course;

(k)	Contract which concerns any joint venture, partnership or other Contract (however named) involving a sharing of profits, losses, costs, or liabilities by any member of the Group;

(l)	Contract relating to or creating any trust indenture, mortgage, hypothec, promissory note, bond, loan agreement or other contract for the borrowing of money or otherwise evidencing any Liability of any member of the Group;

(m)	Contract relating to any individual capital expenditure to be incurred after the date of this Agreement in excess of $100,000;

(n)	Contract containing liquidated damages or penalty provisions (other than tenders from Governmental Authorities) entered into in the Ordinary Course; or

(o)	amendment, supplement, and modification (whether oral or written) in respect of any of the foregoing.

1.86	“Negative Adjustment Amount” has the meaning ascribed thereto in Section 2.8.2;

1.87	“Non-assigned Contracts” has the meaning ascribed thereto in Section 4.6;

1.88	“Non-Competition Agreement” means the non-competition and non-solicitation agreement among the Purchaser, the Vendor and the Guarantors to be executed on or prior to the Closing, in the form attached hereto as Exhibit E;

1.89	“Non-Disclosure Agreement” means the confidentiality agreement dated January 18, 2017 entered into between the Vendor and IPG;

1.90	“Notice Period” has the meaning ascribed thereto in Section 7.6 hereof;

1.91	“Objection Notice” has the meaning ascribed thereto in Section 2.7.2(b);

1.92	“Order” means any final and enforceable order or any judgment, injunction, decree, ruling, stipulation, award or writ of any court, tribunal, arbitrator or other Governmental Authority having jurisdiction;

1.93	“Ordinary Course” means, when used in relation to the conduct of the Business, any action which: (i) is consistent with the past practices of each member of the Group and is taken in the ordinary course of the normal day-to-day operations of such Person; (ii) is not required to be authorized by the board of directors of any member of the Group and is not required to be specifically authorized by the parent company (if any) of such Person; and (iii) is similar in nature and magnitude to actions customarily taken, without any authorization by the board of directors, in the ordinary course of the normal day-to-day operations of other Persons that are in the same line of business as each member of the Group;

1.94	“Outside Date” means July 31, 2017;

1.95	“Owned Properties” means any real or immovable property, lands, plants, buildings, structures, erections, improvements, appurtenances and fixtures (including fixed machinery and fixed equipment) situated or forming part thereon of which any member of the Group is the registered or beneficial owner, a complete and accurate list of which is set forth in Section 3.1.37 of the Disclosure Letter;

1.96	“Parties” means the Vendor, the Purchaser and the Guarantors, and “Party” means any one of them;

1.97	“Paid-Out Creditors” means Lenalco and any other creditor of any member of the Group;

1.98	“Pay-Out Letters” has the meaning ascribed thereto in Section 2.5;

1.99	“Permits” means all permits, certificates, certificates of authorization, certificates of compliance, authorizations, consents, licenses, approvals of and registrations with any Governmental Authority or pursuant to any Laws used or held in connection with the Business;

1.100	“Permitted Encumbrances” means (a) any easements, servitudes, rights-of-way, licenses, agreements, restrictions that run with the land and other minor Encumbrances (including easements, rights-of-way and agreements for railways, sewers, drains, gas and water mains or electric light and power or telephone, telecommunications or cable conduits, poles, wires and cables) which do not affect the use or value of the Real Property affected thereby and provided the same have been complied with up to and on the Closing Date; (b) reservations, limitations, provisos and conditions, if any, expressed in any original grants of land by a Governmental Authority which do not affect the use or value of the Real Property affected thereby and provided the same have been complied with up to and on the Closing Date; (c) encumbrances of mechanics, labourers, workmen, builders, contractors, suppliers of material or architects or other similar encumbrances incidental to construction, maintenance or repair operations which have either been registered or filed pursuant to Laws against any member of the Group or not yet registered or filed and which, in any such case, relate to obligations not due and payable; (d) statutory encumbrances relating to obligations not due and payable; (e) Encumbrances for Taxes, assessments, Governmental Authority charges or levies not due and payable as at the Closing Date; (f) Encumbrances for public utilities not due and payable as at the Closing Date; and (g) any other Encumbrances set forth in Section 3.1.27 of the Disclosure Letter which are indicated to be Permitted Encumbrances;

1.101	“Person” includes any individual, trust, trustee, executor, administrator, legal personal representative, estate, firm, partnership, joint venture, venture capital fund, joint stock company, association, body corporate, corporation, unincorporated association or organization, Governmental Authority, syndicate or other entity, whether or not having legal status;

1.102	“Phase I Environmental Site Assessments” means the site assessments to be prepared by WSP Canada Inc., preliminary summaries of which are attached to Section 1.102 of the Disclosure Letter;

1.103	“Positive Adjustment Amount” has the meaning ascribed thereto in Section 2.8.1;

1.104	“Prime Rate” means the annual rate of interest announced from time to time by the Bank of Montreal as being its reference rate then in effect for determining interest rates on commercial loans in Canadian dollars made in Canada to its most credit worthy borrowers by such bank plus 7%;

1.105	“Purchase Price” has the meaning ascribed thereto in Section 2.2 hereof;

1.106	“Purchased Assets” means all of the Vendor’s right, title and interest in, to and under all of the assets, properties and rights of every kind and nature, whether real, personal or mixed, tangible or intangible (including goodwill), wherever located and whether now existing or hereafter acquired (other than the Excluded Assets), which relate to, or are used or held for use in connection with, the Business, including:

(a)	the Cantech Shares;

(b)	the Assigned Contracts;

(c)	the Fixed Assets;

(d)	the Owned Property (other than the Owned Property located at 455, boulevard de la Côte-Vertu in Montreal (Québec) H4N 1E8 on lots 1 985 289 and 1 985 292 of the Cadastre du Québec);

(e)	all Inventories;

(f)	the Intellectual Property owned or used by the Vendor in connection with the Business;

(g)	the Accounts Receivable due or other debts due or accruing to the Vendor in connection with the Business;

(h)

all prepaid expenses, credits, advance payments, claims, security, refunds, rights of recovery, rights of set-off, rights of recoupment, deposits, charges, sums and fees (excluding any prepaid workmen’s compensation contributions, any such item relating to the payment of income Taxes and/or Sales Taxes paid by the Vendor and that relate to a period prior to the Closing Date of the Vendor);

(i)	all of Vendor’s rights under warranties, indemnities and all similar rights against third parties to the extent related to any Purchased Assets;

(j)	all Books and Records relating to the Business (other than the Constating Records of the Vendor);

(k)	all Claims of the Vendor relating to the Business or any of its assets other than in respect of the Vendor’s income Taxes, Sales Taxes, and Taxes in respect of employment, in each case paid by the Vendor and that relate to a period prior to the Closing Date;

(l)	all Permits owned or used by the Vendor in connection with the Business to the extent transferable;

(m)	all goodwill of the Vendor in connection with the Business, together with the exclusive right to the Purchaser to represent itself as carrying on the Business in continuation of and in succession to the Vendor;

1.107	“Purchaser” has the meaning ascribed thereto in the preamble hereof;

1.108	“Purchaser Benefit Plans” has the meaning ascribed thereto in Section 4.8.1;

1.109	“Purchaser Fundamental Representations” has the meaning ascribed thereto in Section 3.5.2(a);

1.110	“Purchaser Indemnified Party” has the meaning ascribed thereto in Section 7.1.1;

1.111	“Purchaser Obligations” has the meaning ascribed thereto in Section 9.2;

1.112	“QST” means Taxes imposed under an Act Respecting the Québec Sales Tax and the regulations made thereunder;

1.113	“Real Properties” means the Owned Properties and the Leased Real Properties;

1.114	“Real Property Leases” means the leases, subleases and other agreements or arrangements under which the Leased Real Properties are leased, subleased, licensed by a member of the Group as lessee or under which any right to use or occupy the Leased Real Properties is otherwise granted to a member of the Group, a complete list of which is set forth in Section 3.1.37 of the Disclosure Letter;

1.115	“Reclassified Receivable” has the meaning ascribed thereto in Section 2.12.1;

1.116	“Related Party” means (a) the Vendor or any Guarantor, or (b) any partner, shareholder, director, officer, trust, trustee or similar fiduciary, or any Affiliate of the Vendor, or any member of the Group or any Guarantor, (c) any Person not acting at arm’s length (as defined in the Tax Act) with any member of the Group, any Guarantor or the Vendor, or (d) without limiting the foregoing, any family member (including siblings, parents, siblings-in-law, parents-in-law, son/daughter-in-law, spouse, niece, nephew, cousin, descendant or other family relation) of any Guarantor;

1.117	“Representatives” means, with respect to any Person, the Affiliates, officers, directors, employees and agents of such Person;

1.118	“Required Third Party Consents” means the Third Party Consents set forth in Section 1.118 of the Disclosure Letter;

1.119	“Response Period” has the meaning ascribed thereto in Section 7.4;

1.120	“Retained Liabilities” means all Liabilities of the members of the Group, including:

(a)	any Liability of any member of the Group arising or incurred in connection with the negotiation, preparation, investigation and performance of this Agreement, the Closing Documents and the transactions contemplated hereby and thereby, including fees and expenses of counsel, accountants, consultants, advisers and others;

(b)	any Liability related to the Excluded Assets;

(c)	any Liability in respect of debt, loans, credit facilities or other indebtedness of any member of the Group or the Business owing to financial institutions;

(d)	any Liability relating to any Claim by any Tax Authority (whether made prior to, or after the Closing Date) against any member of the Group for Taxes, including any penalties or interest thereon, relating to periods (or portions thereof) ending on or before the Closing Date;

(e)	any Liability relating to any Claim by any Tax Authority which results or arises from a breach of a representation contained in Section 3.1.32(a) hereof;

(f)	any Liability related to any transfer of assets or securities or reorganization, or between the date of the Letter of Intent and the Closing;

(g)	any Liability under any Claims relating to the Business, any member of the Group, or the Purchased Assets (i) pending or Threatened as of the Closing Date (including any Claims disclosed or required to be disclosed in Section 3.1.30 of the Disclosure Letter) or (ii) asserted, Threatened or initiated after the Closing Date that arise out of or relate to any action, inaction, error, omission, event or condition that existed or occurred or is alleged to have existed or occurred prior to the Closing Date, regardless of whether any such Claim is asserted, threatened or initiated prior to, on or after the Closing;

(h)	any product Liability or similar Claim for injury to a Person or property which arises out of or is based upon any express or implied representation, warranty, agreement or guarantee made by any member of the Group prior to Closing, or by reason of the improper performance or malfunctioning of a product, improper design or manufacture, failure to adequately package, label or warn of hazards or other related product defects of any products at any time manufactured or sold or any service performed by any member of the Group prior to the Closing;

(i)	any recall, design defect or similar claims of any products manufactured or sold or any service performed by any member of the Group prior to the Closing;

(j)	any Liabilities of any member of the Group in respect of the Transferred Employees to the extent that such Liabilities are based on facts, circumstances or events that arise before the Closing, the termination of the employment of Transferred Employees by any member of the Group, any Liabilities of any member of the Group in respect of other employees of such member of the Group including all severance payments, damages for wrongful dismissal and all related costs in respect of the termination by any member of the Group of the employment of any employee who does not accept Purchaser’s offer of employment referred to in Section 4.7, and any other Liabilities contemplated by Section 4.7.3;

(k)	any Liabilities which arose prior to the Closing to indemnify, reimburse or advance amounts to any present or former officer, director, employee or agent of any member of the Group (including with respect to any breach of obligations by such Person), except for indemnification of such Person under Article 7;

(l)	any Liabilities of any member of the Group or the Business relating or arising from unfulfilled commitments, quotations, purchase orders, customer orders or work orders that, subject to Section 4.6: (i) do not constitute part of the Purchased Assets; or (ii) are not validly and effectively assigned to the Purchaser under this Agreement;

(m)	any Liabilities: (i) under the Excluded Contracts; (ii) under any other Contracts that, subject to Section 4.6, are not validly and effectively assigned to Purchaser under this Agreement; or (iii) under any Assigned Contract that arise out of or relate to a breach by any member of the Group before Closing;

(n)	any Liability, loss, damage or cost whatsoever arising out of or in connection with any Environmental condition, matter, fact or circumstance occurring or existing, in whole or in part, on or prior to the Closing Date in relation to the Group, the Business or the assets of the Group or the operations conducted at the Real Properties, whether or not known at such time, and whether or not appearing before or after Closing, including, without limiting the generality of the foregoing, all liabilities arising out of any duty or violation of any Environmental Laws by any member of the Group or the presence of Hazardous Materials;

(o)	any Liabilities arising out of, in respect of or in connection with the failure by any member of the Group to comply with any Law or Order;

(p)	any Liability of any member of the Group existing or arising at any time prior to the Closing which is not disclosed in this Agreement, including any Liability for Taxes, any violation of applicable Law, any violation, contravention or breach of any contract, undertaking or agreement to which any member of the Group is a party or any of the assets may be bound, and any Liability for products sold or services provided by any member of the Group at any time prior to the Closing;

1.121	“Sales Taxes” has the meaning ascribed thereto in Section 2.9;

1.122	“Subsidiary” has the meaning ascribed thereto in the CBCA;

1.123	“Target Working Capital” means CAD$15,619,000 in respect of the Purchased Assets (other than the Cantech Shares) and USD$6,089,000 in respect of Cantech;

1.124

“Tax” and “Taxes” includes any taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever and wheresoever imposed by any Governmental Authority, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Authority in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, local, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all license agreements, franchise and registration fees and all employment insurance, health insurance and Canada, Québec and other Governmental Authority pension plan premiums or contributions and for greater certainty, all contributions payable under any tax Laws;

1.125	“Tax Act” means the Income Tax Act (Canada);

1.126	“Tax Authority” means the Canada Revenue Agency, and any other national, state, local, provincial, territorial or other Governmental Authority responsible for the administration, implementation, assessment, determination, enforcement, compliance, collection or other imposition of any Taxes;

1.127	“Tax Contest” has the meaning ascribed in Section 7.7;

1.128	“Tax Returns” means any and all returns, reports, declarations, statements, information, estimates, rebates or credits, elections, designations, schedules, filings or other documents (including any related or supporting information) relating to Taxes filed or required to be filed by any Tax Authority or pursuant to any Law relating to Taxes or in fact filed with any Tax Authority, including all information returns, Claims for refund, amended returns, declarations of estimated Taxes, and requests for extensions of time to file any of the preceding items;

1.129	“Termination Notice” has the meaning ascribed thereto in Section 4.4.2;

1.130	“Terminating Party” has the meaning ascribed thereto in Section 4.4.2;

1.131	“Third Party Claim” means any Claim asserted against an Indemnified Party or any member of the Group, that is paid or payable to, or claimed by, any Person who is not a Party or an Affiliate of a Party;

1.132	“Third Party Consents” means all consents, approvals, notices, orders, rulings, authorizations, acknowledgements, registrations, declarations, filings, submissions of information, waivers, sanctions, licenses, exemptions or permits (including the Environmental Authorizations) necessary or otherwise required from any Governmental Authority or Person or pursuant to any Law in order for the Vendor to consummate the transactions contemplated by this Agreement or any Closing Document; a complete and accurate list of the Third Party Consents is set forth in Section 3.1.10 of the Disclosure Letter;

1.133	“Threatened” a Claim or other matter will be deemed to have been “Threatened” if any demand or statement has been made (orally or in writing) or any notice has been given (orally or in writing), or if any other event has occurred or any other circumstances exist, that would lead to a prudent Person to conclude that such a Claim or matter is likely to be asserted, commenced, taken or otherwise pursued in the future;

1.134	“Transferred Employees” has the meaning ascribed thereto in Section 4.7.1;

1.135	“Vendor” has the meaning ascribed thereto in the preamble hereof;

1.136	“Vendor Fundamental Representations” has the meaning ascribed thereto in Section 3.5.1(a);

1.137	“Vendor Indemnified Party” has the meaning ascribed thereto in Section 7.2.1;

1.138	“Vendor Obligations” has the meaning ascribed thereto in Section 9.1;

1.139	“Vendor Release” means the release by the Vendor to be executed on or prior to the Closing, in the form attached hereto as Exhibit F;

1.140	“Working Capital” means the current assets of the Group, other than such current assets comprising Excluded Assets, including cash, Accounts Receivable, Inventory, supplier rebates, Tax credits of Cantech, receivables on investments of Cantech, deposits and amounts drawn on outstanding letters of credit in each case in respect of inventory to be delivered, and prepaid expenses of the Group, minus the current liabilities of the Group, including accounts payable, accrued liabilities, income Taxes payable of Cantech, and deferred revenue; but excluding payments payable to the Paid-Out Creditors and any deposits for fixed assets; and

1.141	“Work Orders” all outstanding work orders, deficiency notices or orders to comply issued by any Governmental Authority with respect to the Real Properties.

1.142	“Year End Financial Statements” means the unaudited financial statements of each of the Vendor (on a consolidated and non-consolidated basis) and Cantech (on a non-consolidated basis) for the years ended September 30, 2016 and September 30, 2015.

EXHIBIT B

FORM OF LEASE AGREEMENT

(See attached document)

THIS AGREEMENT OF LEASE entered into at the City and District of Montréal, Province of Québec, this ● day of ●, 2017.

BY AND BETWEEN:	Canadian Technical Tape Ltd., a company duly incorporated under the Canada Business Corporations Act, having its head office at ●, herein acting and represented by Howard Cohen, its President, duly authorized for the purposes hereof by virtue of a resolution adopted by the Board of Directors of said company on the ● day of ●, 2017, a certified copy of which remains annexed hereto

(hereinafter the “Landlord”)

AND:	●, a company duly incorporated under the Canada Business Corporations Act, having its head office at ●, herein acting and represented by ●, its ●, duly authorized for the purposes hereof by virtue of a resolution adopted by the Board of Directors of said company on the ● day of ●, 2017 a certified copy of which remains annexed hereto

(hereinafter the “Tenant”)

WHEREAS the Landlord has agreed to lease to the Tenant and the Tenant has agreed to lease from the Landlord;

NOW, THEREFORE, THE PARTIES HERETO COVENANT AND AGREE AS FOLLOWS:

1.	PREMISES

1.1.	Leasing of Premises

For the term, in consideration of the Rental, and subject to the terms and conditions hereinafter set forth, the Landlord does hereby lease unto the Tenant and the Tenant does hereby lease from the Landlord, the following premises:

1.1.1.	The property bearing civic number 455 boulevard de la Côte Vertu, Montréal, Québec H4N 1E8 on lots 1 985 289 and 1 985 292 of the Cadastre du Québec (the “Premises”).

2.	LEASE

2.1.	Term

The Lease is made for an initial term of twenty-four (24) months, commencing on the ● day of ●, 2017 and terminating on the ● day of ●, ● (the “Initial Term”). The Initial Term together with any renewal thereof is hereinafter referred to as the “Term”. Notwithstanding the provisions of the foregoing paragraph, the Tenant shall have the right to terminate this Lease at any time upon giving to the Landlord notice of not less than ninety (90) days and upon payment of the amounts referred to in subparagraph (a) or (b) below, at the option of the Tenant:

(a)	by the payment of the aggregate amount of [AMOUNT OF MONTHLY RENT] multiplied by the number of months remaining in the Initial Term of the Lease plus an additional period of six (6) months, provided that such aggregate payment is made in a lump sum on the date of termination of this Lease; or

(b)	by payment during the remainder of the Initial Term of this Lease plus an additional period of six (6) months of all amounts payable by Tenant pursuant to the provisions hereof including, without restriction, Net Annual Rent and Additional Rent (both as hereinafter defined), which amounts shall be payable as and when required under the terms of this Lease.

2.2.	Holding Over

Notwithstanding any law or custom to the contrary but subject to the renewal options granted to the Tenant under this Lease, the Lease shall not be subject to tacit renewal and in the event that the Tenant remains in possession of the Premises after the expiry of the Term, its occupancy thereof shall be deemed to be on a month to month basis and the Tenant shall pay to the Landlord a monthly rental equal to one hundred and twenty percent (120%) of the aggregate of all Rental payable monthly by the Tenant hereunder for every holdover month.

2.3.	Renewal Option

2.3.1.

Provided that the Tenant is not at the time of exercising the option herein provided in Default hereunder, the Tenant or its assignee shall have the right, at its option, to extend the Initial Term of this Lease for three (3) consecutive renewal terms, and each such renewal term shall be for a period of either six (6) months or twelve (12) months, at the option of the Tenant. The first renewal term shall commence on the first day following the expiration of the Initial Term and each subsequent renewal term shall commence on the first day following the expiration of its predecessor renewal term, subject as follows:

(a)	Such option shall be exercised by notice in writing given by the Tenant to the Landlord not less than three (3) months prior to the expiry of the Initial Term of this Lease, provided that such notice shall be validly given only if at the time it is given the Tenant shall not then be in Default (as hereinafter defined) of any of its material obligations under this Lease.

(b)	The extension of the Initial Term of this Lease following the exercise of the option set forth in this Section 2.3 shall be upon the terms and subject to all of the provisions of this Lease except:

(i)	the renewal term shall be for a period of six (6) months or twelve (12) months, which period shall be designated in the notice given by Tenant to exercise such renewal term.

(ii)	the Net Annual Rental payable by the Tenant pursuant to Section 3.1 of this Lease for each year of each renewal term shall be the same net net net annual rental payable during the last lease year of the Initial Term;

3.	RENTAL

3.1.	Net Net Net Rental

3.2.	The Tenant hereby agrees and covenants to pay to the Landlord net net net annual rental as follows:

3.2.1.	during the Term the Tenant shall pay to the Landlord a net net net annual rental of [AMOUNT OF TOTAL RENT] which rental the Tenant binds and obliges itself to pay to the Landlord in and by way of equal and consecutive monthly instalments of [AMOUNT OF MONTHLY RENT] each, on the first day of each calendar month in advance, plus all applicable goods and services taxes and all sales taxes thereon.

3.3.	Net Net Net Lease

This Lease shall be truly net net net to the Landlord and in this regard the Tenant shall be responsible during the entire Term thereof for every cost and expense associated with the Premises, including, without limitation, its operation, maintenance, cleaning, repair and replacement (excluding structural repairs and replacements which are the responsibility of the Landlord), the whole subject to the provisions of Section 7 hereof.

3.4.	Rental

The net net net annual rental payable by the Tenant to the Landlord pursuant to the foregoing provisions shall be referred to as the “Net Annual Rent” and all other amounts or sums payable or due to the Landlord by the Tenant in virtue of this Lease, including, without limitation, Real Estate Taxes and Business Taxes if paid by the Landlord and with the exception of the Net Annual Rent, shall be referred to as “Additional Rent” and collectible as such. All Net Annual Rent and Additional Rent under this Lease shall be referred to collectively as “Rental”.

3.5.	Interest

All Rental payable and not paid when due shall bear interest from the date due until paid in full at the prime lending rate of the Royal Bank of Canada of its commercial customers in Canadian dollar loans plus five percent (5%) per annum calculated and compounded monthly (the “Default Rate”).

3.6.	Place of Payment

All Rental shall be paid when due at such place in Canada as the Landlord may from time to time designate without demand or other formality.

3.7.	No Set-Off

All Rental shall be payable to the Landlord by the Tenant without reduction, deduction, diminution, set-off or compensation whatsoever and the Tenant hereby waives and renounces to any and all rights to set-off or to compensate against any Rental payable hereunder and agrees to pay such Rental regardless of any claims which may be asserted by the Tenant against the Landlord. The above waiver shall not be applicable with respect to the provisions of a final and binding judgment against the Landlord emanating from a Court of competent jurisdiction in respect of any matters under the Lease.

3.8.	Taxes

The Tenant shall pay to the Landlord all goods and services taxes, sales taxes, value-added taxes and any other existing or future taxes of a similar nature imposed by any governmental authority with respect to any Rental payable by the Tenant to the Landlord under this Lease or in respect of the rental of space thereunder, calculated in accordance with the legislation applicable thereto, it being the intention of the parties that the Landlord shall be fully reimbursed by the Tenant with respect to any and all such taxes payable by the Landlord with respect to this Lease, any amounts payable by the Tenant to the Landlord under this Lease and the use and occupancy by the Tenant of the Premises. All such taxes shall be payable by the Tenant at the same time as the amounts for which such taxes are imposed are payable to the Landlord under this Lease. The Tenant shall not however be responsible for (i) any income taxes of the Landlord or taxes on capital payable by the Landlord in relation to the Premises or its ownership of the Premises, whether as a tax on capital, large corporations tax or any other similar tax, and (ii) any withholding tax on any Rental payable by the Tenant to the Landlord; which, in each case, will be paid by the Landlord and will not be recharged to the Tenant under the terms of the Lease.

4.	TAXES

4.1.	Real Estate Taxes

The Tenant shall pay, to the exoneration of the Landlord, all Real Estate Taxes during the Term. All Real Estate Taxes will be paid on or prior to their due date provided that the Landlord has delivered to the Tenant a copy of the applicable tax bill no less than thirty (30) days prior to its due date. The Landlord covenants to deliver to the Tenant copies of all tax bills received by the Landlord with respect to the Premises within five (5) Business Days following receipt by the Landlord; failure of the Tenant to pay any such taxes as a result of the Landlord’s failure to deliver a copy of the applicable tax bill to the Tenant shall be the Landlord’s responsibility hereunder. For the purposes of this Lease, “Business Days” shall mean a day that is not a Saturday, Sunday or legal holiday in Montréal, Québec.

As used herein, “Real Estate Taxes” shall mean collectively, all taxes, surtaxes, rates, levies, impositions and assessments, general or special, and any other taxes, surtaxes, rates, levies, impositions or assessments which are now or which may ever be levied or imposed, for municipal, urban community, school, public betterment, general, local improvement or other purposes against or in respect of the Premises, to the extent they are assessed separately from any other immovable property as one unit of assessment and, to the extent they are not so assessed, the proportion reasonably allocated by the Landlord to the Premises of such taxes, surtaxes, rates, levies, impositions and assessments as are imposed upon any unit of assessment in which the Premises are included. If the system of taxation now in effect is altered and any new tax, surtax, rate, levy, imposition or assessment is imposed or levied upon the Premises or the owner thereof in substitution for or in addition to those presently levied or imposed upon immovables, the term “Real Estate Taxes” shall include such new tax, surtax, rate, levy, imposition or assessment.

4.2.	Water and Business Taxes and Utilities

The Tenant shall pay as and when due all business taxes, license fees, water taxes, sewer taxes and other like taxes, fees, charges, rates and assessments that may be levied, charged, rated or assessed against the Premises or the equipment and facilities thereon or therein or any property on the Premises owned or brought thereon by Tenant (collectively, the “Business Taxes”).

If the mode of collecting any such Business Taxes be so altered as to make the Landlord liable therefore instead of the Tenant, or if the system of taxation now in effect is altered and any new Business Taxes be levied or imposed upon the Premises or upon the business carried on therein, or if by law, regulation or otherwise such Business Taxes are made payable by Landlord, the Landlord will pay such Business Taxes and the Tenant will repay the Landlord as Additional Rent on demand the amount of such Business Taxes.

The Tenant shall pay for the cost of all utilities consumed or used within the Premises, same to include, without limitation, the cost of water, gas, electricity, steam, fuel or other energy and the Tenant shall pay for the cost of all fittings, machines, apparatus, meters or other things leased in respect thereof and for all work or services performed by any corporation or commission in connection with any such utilities. The Tenant’s obligations under this Section 4.2 include, without limitation, the obligation to pay for the cost of all electricity or other utilities consumed or used to heat, ventilate and, if applicable, air condition the Premises.

4.3.	Evidence of Payment

The Tenant shall, within ten (10) Business Days following receipt of written request by the Landlord, exhibit to the Landlord, in form reasonably satisfactory to the Landlord, evidence of the payment of the Real Estate Taxes and all taxes or other charges payable by the Tenant under the terms of the present Section.

4.4.	Contestation of Taxes and Assessments

Provided that there shall then be no Default by the Tenant hereunder, Tenant may, at any time and from time to time at its own cost and expense and in its own name or, whenever necessary in the name of the Landlord (provided that the Tenant receives the prior written consent of the Landlord which consent shall not be unreasonably withheld) by appropriate proceedings, object to or contest the validity of any assessment, rate, tax, licence, charge or duty which the Tenant is obliged to pay under the terms of this Lease. The Tenant shall keep the Landlord informed on an on-going basis of any such contestation, objection or litigation. Such objection or contestation must be made in good faith by the Tenant. The Tenant shall not be required to pay any tax or lien being so contested during the pendency of any such proceedings unless payment is required by law or by the court, quasi-judicial body or administrative agency conducting such proceedings.

Provided that the Tenant has not previously or does not subsequently elect to do so, at its own cost and after notice to Tenant of its intention to do so, Landlord may but in no event shall be obligated to contest the validity, applicability or the amount of any taxes, by appropriate proceedings conducted in good faith and with due diligence. Any reasonable cost and expenses incurred by the Landlord in obtaining or attempting to obtain a reduction of Real Estate Taxes shall be paid by the Tenant as Additional Rent for the lease year during which they are incurred.

5.	INSURANCE

5.1.	Tenant Insurance

5.1.1.	The Tenant shall throughout the Term, at its own cost and expense, take out and keep in full force and effect and in the names of the Tenant, the

Landlord and the Landlord’s mortgage creditor(s) (if any) provided their identity has been revealed to Tenant by Landlord in writing, as their respective interests may appear, the following insurance:

(a)	all risks property insurance including perils of fire and extended perils, leakage from sprinkler and other fire protective devices, earthquakes, collapse, sewer back-up and flood with respect to all property in the Premises owned by the Tenant or for which the Tenant is responsible, the whole for the full replacement cost (without depreciation) in each such instance;

(b)	Comprehensive commercial general liability insurance related to the Premises on an occurrence basis to include coverage for personal injury including death, property damage, loss of use, blanket contractual liability, non-owned automobile liability, and independent contractors’ protective liability in an amount of at least TWO MILLION DOLLARS ($2,000,000) for each occurrence or such other greater amount as Landlord or its mortgage creditor(s) may from time to time reasonably require in keeping with normal market requirements;

(c)	broad form comprehensive boiler and machinery insurance on a repair and/or replacement basis with limits for each accident in an amount of not less than the full replacement cost of all property and of all boilers, pressure vessels, air-conditioning equipment and miscellaneous electrical apparatus owned or operated by the Tenant or by others (other than the Landlord) on behalf of the Tenant, in or serving the Premises;

5.1.2.	The Tenant agrees that if the Tenant fails to take out or keep in force any such insurance referred to in Section 5.1.1, and should the Tenant not rectify the situation within five (5) Business Days after written notice by the Landlord to the Tenant, the Landlord has the right without assuming any obligation in connection therewith to effect such insurance at the sole cost of the Tenant and all commercially reasonable outlays by the Landlord shall be paid by the Tenant to the Landlord as Additional Rent immediately upon receipt by Tenant of invoices and documentation establishing the costs to be reimbursed, together with interest thereon at the Default Rate from the date of payment by the Landlord until repaid in full by the Tenant, without prejudice to any other rights and remedies of the Landlord under this Lease with respect thereto.

5.2.	Landlord Insurance

5.2.1.	Throughout the Term, Landlord shall take out and keep in force, in each case at the sole cost and expense of the Tenant:

(a)	comprehensive commercial general liability insurance related to the Premises on an occurrence basis to include coverage for personal injury including death, property damage, loss of use, blanket contractual liability, non-owned automobile liability, and independent contractors’ protective liability in an amount of at least TWO MILLION DOLLARS ($2,000,000) for each occurrence or such other greater amount as Landlord or its mortgage creditor(s) may from time to time reasonably require from Tenant in keeping with normal market requirements;

(b)	all-risks property insurance including the perils of fire, extended coverage, leakage from sprinkler and other fire protective devices, earthquake, collapse, sewer back-up and flood with respect to the Premises and all property owned by Landlord or for which Landlord is responsible, the whole for the full replacement cost (without depreciation) in each such instance;

(c)	broad form comprehensive boiler and machinery insurance on a repair and/or replacement basis with limits for each accident in an amount of not less than the full replacement cost of all property and of all boilers, pressure vessels, air-conditioning equipment and miscellaneous electrical apparatus owned or operated by Landlord, or by others (other than Tenant) on behalf of Landlord in or serving the Premises;

(d)	rental insurance related to the Premises in such amount sufficient to fully cover not less than twelve (12) months of Annual Net Rent, Real Estate Taxes and Additional Rent or for such period or such greater amount as Landlord’s mortgage creditor(s) may from time to time reasonably require;

(e)	such additional insurance related to the Premises as Landlord, acting as a prudent owner, or Landlord’s mortgage creditor, acting reasonably, may from time to time require in keeping with normal market requirements; and

(f)	if available and subject to Tenant paying all costs incurred in connection with obtaining such insurance, environmental liability and pollution insurance in coverage and amount appropriate for a property of the nature of the Premises and the use thereof.

5.3.	Policies of Insurance

All policies of insurance subscribed under this Lease shall (i) be in form satisfactory to the Landlord and its mortgage creditor(s), (ii) be placed with insurers acceptable to the Landlord, acting reasonably, (iii) provide that they will not be cancelled, permitted to lapse or coverage reduced unless the insurer notifies the Landlord and its mortgage creditor(s) in writing at least thirty (30) days prior to the date of any cancellation, lapse or reduction in coverage, and (iv) be primary and not excess or contributing with any other insurance available to the Landlord or others. Each such liability policy subscribed shall name the Landlord including but not limited to its mortgage creditor(s), as an additional insured.

5.4.	Copies of Policies

Prior to the commencement of the Initial Term, and thereafter, prior to the expiry of any insurance policy maintained by the Tenant pursuant to the terms of the present Section, the Tenant shall deliver to the Landlord, without demand, copies of certificates of insurance with respect to all policies of insurance maintained by it as herein required. If the Tenant fails to deliver such certificates of insurance as aforesaid, following additional written notice to Tenant, it shall be presumed not to have taken out or maintained in force the appropriate insurance as herein required.

5.5.	Waiver of Subrogation

All policies required to be written on behalf of the Tenant or the Landlord pursuant to Section 5 shall (if obtainable, using reasonable efforts) contain a cross-liability provision and waiver of any subrogation rights which the insurers may have against the Landlord or the Tenant and against those for whom the Landlord or the Tenant is in law responsible, whether any such damage is caused by the action, omission or negligence of the Landlord or the Tenant or those for whom the Landlord or the Tenant is in law responsible.

6.	LIABILITY

6.1.	Non-Responsibility of Landlord

Except to the extent resulting from the gross negligence or wilful misconduct of Landlord, the Landlord shall not, under any circumstances whatsoever, be responsible for any damages suffered by the Tenant or any other person by reason of the ownership of, original defect in or want of repair of the Premises or any part thereof and, without restricting the generality of the foregoing, there shall be no abatement from or reduction of Rental due hereunder nor shall the Tenant be entitled to damages, costs, losses or disbursements from the Landlord regardless of the cause or reason therefore on account of partial or total failure of, damage caused by, lessening of supply of or stoppage of heat, air-conditioning, electric light, power, water, plumbing, sewage or any other service, nor on account of anything coming through or leaking from the roof, skylights, trap doors, windows or otherwise or any defect or break in any pipes, tanks, fixtures or otherwise whereby steam, water, snow, smoke or gas, leak, issue or flow into the Premises nor on account of any damage or annoyance occasioned by the condition or arrangements of any electric or other wiring, nor on account of any damage or annoyance arising from any acts, omissions or negligence of the owners or occupants of adjacent or contiguous properties, nor on account of the making of any repairs, alterations, improvements, additions or structural changes to the Premises or any part thereof or any property adjacent to the Premises, in accordance with the terms of this Lease. In addition, except to the extent resulting from the gross negligence or wilful misconduct of Landlord, the Landlord shall not be liable for any other damage to or loss, theft or destruction of property or death of or injury to any person or persons, including the Tenant at any time, in, on or about the Premises, howsoever occurring.

6.2.	Indemnification of Landlord

Except to the extent resulting from the gross negligence or wilful misconduct of Landlord or of the persons for who the Landlord is at law responsible, the Tenant does hereby agree to indemnify and save harmless the Landlord from and against any and all liabilities, damages, suits and actions (including judicial and reasonable extra-judicial fees and disbursements) arising out of:

6.2.1.	Damage to the property of the Tenant, any subtenant or licensee of the Tenant, and all persons claiming through or under it, or any of them, or damage to any other property howsoever occasioned by the use or occupation of the Premises or any part thereof;

6.2.2.	Any breach, violation or non-performance of any covenant, condition or agreement set forth in the Lease and contained on the part of the Tenant to be fulfilled, kept, observed or performed;

6.2.3.	Any injury to any person or persons including death at any time resulting therefrom occurring in or about the Premises;

6.2.4.	Failure by the Tenant to fully, faithfully and punctually comply with all of the legitimate requirements of any public or quasi-public authority having jurisdiction in the Premises or any requirement of any insurance company or companies with which the Premises or any of the contents thereof is insured or the Fire Underwriters Association.

6.2.5.	The indemnification contemplated under the terms of this Section as well as all other indemnifications herein provided shall survive for a period of three (3) years following the termination of this Lease in respect of claims the origin or cause of which arose during the Term. Without in any way limiting anything else contained herein, in the event that the Landlord is made a party to any claim, action, suit or proceeding from and against which the Tenant has undertaken to indemnify and save the Landlord harmless, the Tenant shall pay such claim or, at its own cost and expense defend in the Landlord’s name, by an attorney or counsel named jointly by the Landlord and the Tenant, acting reasonably, such action, suit or proceeding as well as satisfy any condemnation, judgment or pronouncement against the Landlord, in principal, interest and costs, the whole to the entire exoneration of the Landlord or, in the alternative, shall furnish the Landlord with sufficient moneys to satisfy such claim in full.

7.	MAINTENANCE, ALTERATIONS AND USE

7.1.	Tenant’s Maintenance

7.1.1.	The Tenant shall, at all times during the Term, at its own cost and expense, maintain the Premises in fit and proper condition, reasonable wear and tear excepted, and promptly effect all requisite maintenance, repairs and replacements thereof in a first-class condition as a careful owner would do and it will diligently carry out and make or cause to have carried out and made all repairs, save for structural repairs of a major nature which shall remain the obligation of Landlord, and Tenant will maintain the Premises, and all improvements from time-to-time therein or thereon and all equipment, machinery, fixtures and other facilities therein, thereon or used in connection therewith or any part or portion thereof, and will repair, replace, rebuild and reconstruct the same or any part thereof which may become worn, dilapidated or destroyed in whole or in part, the whole to the complete exoneration of Landlord and notwithstanding the provisions of any applicable law to the contrary including, without limitation, Article 1864 of the Civil Code of Québec. Tenant shall perform all of its obligations contemplated by this Section 7 as a prudent owner would do. Notwithstanding the foregoing provisions of this Section 7.1.1 or any other provisions hereof, it is expressly acknowledged as follows:

(a)	Landlord represents that the building systems are presently in good working order;

(b)	Tenant’s sole responsibility will be to maintain the Premises and the building systems in the state in which the Premises and the building systems are delivered to the Tenant on the commencement of the Term, subject to ordinary wear and tear, it being acknowledged that if there is an option to repair rather than replace a portion of the Premises or the building systems, and that such repair will have the effect of restoring the Premises or the building systems to at least the state in which they are delivered to the Tenant at the commencement of the Term, Tenant’s sole obligation will be to effect such repair.

7.1.2.	Tenant may take out and maintain in force such service contracts with reputable service providers (for matters such as but not limited to the maintenance and repair of the heating, ventilating, air conditioning, plumbing and other mechanical systems, services and equipment which are its responsibility pursuant to the provisions of this Lease, garbage, refuse, rubbish, trash and waste removal, security, snow removal, landscaping and the like) for the good order, safety and care of the Premises. Copies of all such contracts shall be exhibited to Landlord upon demand.

7.1.3.	Tenant shall not place any debris, garbage, rubbish, waste, trash or refuse or permit the same to be placed or left upon the Premises except in the designated areas for such purposes.

7.1.4.	At the expiration or sooner termination of this Lease, Tenant shall return the Premises to Landlord in the state and condition in which they are to be maintained and repaired as herein provided normal wear and tear excepted and with no obligation to restore the Premises and the building systems to a better condition than such condition as existed at the commencement of the Term.

7.2.	Right to Enter and Inspect

The Landlord or any employee, servant or agent of the Landlord shall be entitled at any time and from time to time during business hours on Business Days following delivery of written notice to the Tenant not less than two (2) Business Days in advance to enter and examine the state of the maintenance and repairs, of the Premises and otherwise ascertain whether the Tenant is adequately fulfilling its obligations under the terms of the present Section. Such notice of inspection shall list the names and organizational affiliation of the persons requesting entry. The Landlord may give notice to the Tenant requiring that the Tenant perform such maintenance or effect such repairs or replacements as may be found necessary pursuant to such examination, provided that the obligation of Tenant to perform any such maintenance or effect any such repairs or replacements shall be consistent with the provisions of Section 7.1 hereof but the failure of the Landlord to give such notice shall not, however, relieve the Tenant from any of the obligations assumed by it hereunder. Nothing herein shall be construed to obligate or require the Landlord to make any repairs to the Premises but the Landlord shall have the right, at any time, to make urgent emergency repairs following written notice to the Tenant and a reasonable opportunity to respond under the circumstances and charge the reasonable costs thereof to the Tenant. Control and possession of the Premises (subject to the rights of the Landlord as herein provided) and the rights enjoyed by the Landlord under the terms of the present paragraph are exclusively with a view to allowing the Landlord to be informed as to whether or not the Tenant is fulfilling the obligation incumbent upon it hereunder.

7.3.	Damage or Destruction

If and whenever during the term of this Lease the Premises shall be destroyed or damaged by fire, lightning or tempest or any other insured risk, or otherwise, then, and in every such event the following provisions shall apply:

7.3.1.	If the damage or destruction is such that the Premises are rendered wholly unfit for occupancy or if it is impossible or unsafe to use and occupy the same, or if the damage is such that, in the opinion of the Landlord (acting reasonably) to be given to the Tenant within forty-five (45) days of the happening of the damage or destruction, the Premises cannot be repaired with reasonable diligence within ninety (90) days from the happening of such damage or destruction, then the Tenant may within forty-five (45) days next succeeding the giving of the Landlord’s notice as aforesaid, terminate this Lease by giving the Landlord notice in writing of such termination in which event this Lease shall cease and be at an end as at the date of such destruction or damage and all Rental which the Tenant is obliged to pay under the terms hereof shall be apportioned and paid in full to the date of such damage or destruction. The Tenant’s foregoing right to terminate the Lease shall be expressly conditional upon the entitlement and receipt by the Landlord of the full proceeds under all insurance policies contemplated in this Agreement for the benefit of the Landlord. In the event the Tenant shall not elect to terminate this Lease as herein provided, then the Tenant shall repair the Premises at its sole cost and expense with all reasonable diligence and the Rental hereby reserved shall abate from the date of the happening of the damage until the earlier of the date on which such damage shall have been made good to the extent of enabling the Tenant to use and occupy the Premises or ninety (90) days from the happening of such damage or destruction, provided however that all proceeds of the rental insurance required under Section 5.2 are received by the Landlord during such rental abatement period;

7.3.2.	If the damage be such that the Premises are wholly unfit for occupancy or if it is impossible or unsafe to use or occupy them but in either event the damage, in the opinion of the Landlord (acting reasonably) to be given to the Tenant within forty-five (45) days from the happening of such damage, can, with reasonable diligence, be repaired within ninety (90) days of the happening of such damage, then the Rental payable by the Tenant hereunder shall abate from the date of the happening of such damage until the earlier of the date on which such damage shall be made good to the extent of enabling the Tenant to use and occupy the Premises or ninety (90) days from the happening of such damage or destruction, provided however that all proceeds of the rental insurance required under Section 5.2 are received by the Landlord during such rental abatement period and the Tenant shall repair the Premises at its sole cost and expense with all reasonable diligence;

7.3.3.

If in the opinion of the Landlord the damage can be made good as aforesaid within ninety (90) days of the happening of such damage or destruction and the damage is such that the Premises are capable of being partially used for the purpose for which they are hereby leased, then until the earlier of the date on which such damage has been repaired by the

Tenant or ninety (90) days from the happening of such damage or destruction, the Rental payable hereunder shall abate so that the Tenant shall pay that proportion of the said Rental which is equal to the proportion that the useable area of the Premises is to the total area of the Premises, provided however that all proceeds of the rental insurance required under Section 5.2 are received by the Landlord during such rental abatement period;

7.3.4.	The Tenant’s obligation to repair the damage under Section 7.3 shall be expressly conditional upon the Landlord making the proceeds of insurance contemplated under Section 5 hereof, if any, received by them available for such repairs on a progressive basis subject to the terms and conditions imposed by the Landlord acting reasonably. For the avoidance of doubt, the Tenant shall have the obligation to make such repairs even if, for any reason not exclusively attributable to the Landlord, proceeds of insurance are not received, in whole or in part, or are insufficient to cover the cost of such repairs, it being the obligation of the Tenant to keep in force and pay for all insurance policies contemplated under Section 5 hereof.

7.4.	Alterations, Additions, Improvements

7.4.1.

The Tenant shall not make or perform any alterations, additions or improvements of a structural nature in the Premises without obtaining all necessary permits from the appropriate public authorities and unless the plans and specifications therefore shall have been submitted to the Landlord prior to the commencement of such alterations, additions or improvements and the latter shall have given its prior written consent thereto which consent shall not be unreasonably withheld, conditioned or delayed. Landlord’s failure to respond to any request for such consent within twenty (20) Business Days following receipt thereof shall be deemed Landlord’s consent thereto. Notwithstanding the foregoing, the Tenant shall be entitled to perform any such structural alterations, additions or improvements without the Landlord’s consent, if same cost less than ONE HUNDRED THOUSAND DOLLARS ($100,000). Tenant shall be entitled to perform any non-structural alterations, additions or improvements without the Landlord’s consent or notice given thereto. All such alterations, additions or improvements made by the Tenant under the terms of the present paragraph shall be executed in accordance with the approved plans and specifications (to the extent Landlord’s approval of same is required hereunder) and all applicable laws, by-laws, regulations and ordinances of all public and quasi-public authorities having jurisdiction in the Premises and the Tenant shall be responsible for all costs incurred in connection with such alterations and improvements, the whole to the entire exoneration of the Landlord. The Tenant shall maintain workmen’s compensation insurance covering all persons employed in connection with such work and shall produce evidence of such insurance to the Landlord, and shall also maintain adequate specific liability insurance for the protection of the Landlord and the Tenant as the Landlord may reasonably require.

7.4.2.	The Tenant shall not have the right to expand the building erected upon the Land nor to increase the leasable area of the building, without the consent and approval of Landlord, acting reasonably, and its mortgage creditor(s). The Tenant and the Landlord shall negotiate in good faith the terms and conditions of any such expansion, the cost thereof and the additional Rental resulting therefrom should the Landlord agree to fund (but without any obligation to do so) the cost of such expansion, failing which the Tenant shall always have the right to carry out such expansion at its sole cost and expense subject always to the consent and approval of the plans and specifications by the Landlord, acting reasonably, and/or its mortgage creditor(s).

7.5.	Inspections of Landlord

In the event that the Tenant shall elect to perform any structural alterations or improvements to the Premises which require Landlord’s approval in accordance with the terms of Section 7.4, the Landlord shall have a reasonable right of inspection to confirm all such improvements are being constructed in accordance with Section 7.4 hereof.

7.6.	Expiry of the Term, Disposition of Alterations, Equipment and Hazardous Materials

7.6.1.	At the expiry of the Term the Tenant shall abandon the Premises and surrender ownership and possession of such alterations and improvements of an immovable nature to the Landlord. Notwithstanding the foregoing and for more clarity, the Tenant shall be entitled to remove the items described on Schedule 7.6.1 hereto, provided that it restores the Premises but shall carry out, at its cost, all necessary repairs to the Premises resulting from such removal on or prior to the expiry of the Term. In neither case will the Tenant be entitled to receive any compensation or indemnity in respect of such alterations or improvements or in respect of the removal thereof. The Premises must be delivered in a broom swept condition to the Landlord.

7.6.2.

Except as provided in Section 7.8 or in this Section 7.6.2, or to the extent otherwise agreed in writing between Tenant and Landlord, at the expiry of the Term the Tenant at its sole cost, shall, except as set forth below, remove all of the machinery and equipment in the Premises, shall empty and flush (in accordance with industry practices) the underground storage tanks forming part of the Premises and shall remove all Hazardous Substances and toxic material located in the Premises, and shall repair any damage caused to the Premises by the removal of any of same, with the result that the Premises shall be in a clean, broom-swept condition, free of all equipment, machinery, rubbish and debris. In addition to the foregoing, at the expiry of the Term, the Tenant shall pay the Landlord an amount equal to the sum of (i) the cost of removing the underground storage tanks forming part of the Premises (provided that such obligation regarding removal costs shall not extend to underground storage tanks forming part of the Premises, which were not used by the Landlord in connection with the operation of the business of the Landlord immediately prior to the commencement of the Term), and (ii) the cost of any remediation of the Premises associated with such underground storage tanks or their removal; provided that such sum payable to the Landlord in respect of (i) and (ii) above shall not exceed [AMOUNT OF REMOVAL AND REMEDIATION COSTS] in the aggregate (provided that, notwithstanding any of the foregoing, there shall be no obligation of Tenant to empty, flush or make any payment in respect of underground storage tanks forming part of the Premises which were not used by the Landlord in connection with the business of the Landlord immediately prior to the commencement of the Term). Notwithstanding the foregoing provisions of this Section 7.6.2, in the event of the sale of the Premises by the present owner, and if the acquiror thereof shall agree in writing, the Tenant shall not be obliged to remove all machinery and equipment in the Premises but shall be entitled to leave on the Premises such machinery and equipment as the acquiror thereof may agree.

7.6.3.	All improvements, alterations, additions or repairs to the Premises of an immovable nature (including all lighting installations, all floor finishes of whatsoever nature placed upon the concrete floor of the Premises, all heating, air-conditioning and ventilating equipment and systems, all paneling and all window coverings and the like) shall, upon their completion, become a part of the Premises and the property of the Landlord and shall be surrendered with the Premises upon termination of this Lease without any compensation being due therefore. The Tenant shall have no obligation to remove or demolish same provided they were built or installed in accordance with the terms of this Lease.

7.6.4.	The Landlord and Tenant agree that air pressure testing shall be conducted on underground storage tanks on the Premises from time to time and that such tests will be conducted at least once annually.

7.7.	Use of Premises

7.7.1.

The Tenant shall use the Premises only for manufacturing, research and development, warehouse and offices, and any other uses as permitted by law. The Tenant shall not do or permit anything to be done in or about the Premises which may conflict with the laws relating to fire or regulations of the Fire Department or the Health Department or with the rules, regulations, laws, by-laws, ordinances or other requirements of any public or quasi-public authority having jurisdiction in the Premises or in the activities carried on therein, nor shall the Tenant install or store in the Premises any effects which would adversely affect the structural integrity or solidity thereof, or any part thereof. Landlord represents that the zoning in respect of the Premises permits its use in the manner that the Premises were used by the Landlord immediately prior to the commencement of the Term.

7.7.2.	The Landlord does not warrant to the Tenant that the Premises may be used for the purpose above-indicated. The Tenant alone shall be responsible for obtaining whatever permits, licenses or approvals that are necessary from the appropriate regulatory bodies or competent officials having jurisdiction under the circumstances to the entire exoneration of the Landlord, and notwithstanding the generality of the foregoing, failure by the Tenant to obtain any such permits, licenses or approvals shall not be deemed to constitute a breach by the Landlord of its obligations hereunder or frustration of this agreement. The Tenant shall not make any application for a change of any zoning ordinance without the approval of Landlord, which approval shall not be unreasonably withheld, conditioned or delayed.

7.7.3.	Tenant will conduct its business operations in the Premises in a reputable and first-class manner, consistent with industry standards, but without any obligation to continue business operations on the Premises.

7.7.4.	Tenant shall, at its own cost and expense, heat and, if applicable, air-condition the Premises to a reasonable temperature at such times as may be required by Tenant.

7.8.	Environmental Obligations

7.8.1.	For the Purpose hereof: “Environmental Laws” means all laws, regulations, policies, guidelines, orders or notices, each to the extent having the force of law and issued by any governmental authority responsible for the protection of or control of the environment; and, the term “Hazardous Substances” includes any substance, waste or material defined or designated as hazardous, toxic or dangerous (or any similar term) by any federal, provincial or local statute, regulation, rule or ordinance now or hereafter in effect including, without limitation, petroleum products and by-products, asbestos, polychlorinated biphenyls, chlorinated solvents, and urea formaldehyde.

7.8.2.

The Tenant warrants, represents, covenants and agrees that it will not use, produce, store, release, dispose of or bring onto the Premises any Hazardous Substances or allow any other entity or person to do so, except in accordance with Environmental Laws. The Tenant undertakes to take on all measures to the extent required by Environmental Laws to remediate any discharge, disposal, dumping, dispersion or release of any

Hazardous Substances in, on, at or under the Premises in contravention of any Environmental Laws arising from or in connection with the business or activities of Tenant. Immediately following obtaining knowledge of any discharge, disposal, dumping, dispersion or release of any Hazardous Substances (other than as permitted under Environmental Laws) arising from or in connection with the business or activities of Tenant, Tenant shall, at its expense, immediately: (i) notify Landlord of such situation, (ii) obtain from an environmental consultant reasonably satisfactory to Landlord and deliver to Landlord a written proposal for remediation which shall include a detailed estimate of the cost of remedying such situation, and (iii) if the situation has arisen from or in connection with the business or activities of the Tenant, begin appropriate remedial action and diligently pursue such remedial action to completion as required by Environmental Laws. If Landlord or Tenant receives any written notice from any authority having jurisdiction of any material violation or potential material violation of any Environmental Laws arising from or in connection with the business or activities of Tenant, then (i) the recipient of the notice shall immediately deliver a copy of such notice to the other party, and (ii) Tenant shall take all such measures, at its sole expense, in strict compliance with all Environmental Laws, as shall be necessary or useful for purposes of ending any such ongoing violation. Tenant will provide to Landlord from time to time, at its request, a list of all Hazardous Substances present at the Premises.

7.8.3.	The parties acknowledge the Environmental Assessment Report annexed hereto as Schedule 7.8.3 and that the Tenant shall bear no responsibility with respect to the remediation of any of the matters noted therein as requiring remediation.

7.8.4.

Subject to Section 7.8.6 but notwithstanding any other provision of this Lease, Landlord shall have no further recourse or remedies against Tenant in respect of any environmental matter pertaining to this Lease. Landlord expressly releases Tenant, or any of its employees, servants, agents, customers, invitees or licensees, from and indemnifies Tenant in respect of any and all liabilities, claims, damages, interest, penalties, fines, monetary sanctions, losses, costs and expenses whatsoever, including without limitation, costs of professional advisors and consultants and experts in respect of investigation, remedial action and clean-up costs and expenses arising out of or in respect of: (i) any Hazardous Substances in, on, or under the Premises at any time prior to the commencement of or after the expiration of the Lease, or in the case of earlier termination, at any time after such earlier termination, which in either such case have emanated from the Premises at any time prior to the commencement of the Lease or after the expiration of the Lease, or in the case of earlier termination, at any time after such earlier termination; (ii) any Hazardous Substances which migrate onto or into the Premises from adjoining premises at any time prior to the commencement of or after the expiration of the Lease, or in the case of earlier termination, at any time after such earlier termination regardless of the cause of such migration or the ownership of the adjoining land.

7.8.5.	Landlord will be solely liable for all clean-up costs imposed by any Environmental Laws relating to the presence, treatment, storage, disposal or transportation of Hazardous Substances (other than as permitted under Environmental Laws) on or from the Premises, where such is caused by or results from any person other than Tenant, or any of its employees, servants, agents, customers, invitees or licensees, or caused by any person other than Tenant, or any of its employees, servants, agents, customers, invitees or licensees, it being understood that Tenant shall give Landlord notice of the presence of any Hazardous Substances (other than as permitted under Environmental Laws) upon same coming to Tenant’s attention, regardless of cause. With respect to Landlord’s liability contemplated in the preceding sentence regarding Landlord’s failure to perform any clean-up, Landlord shall indemnify and save harmless Tenant and all of its servants, agents, employees, officers and directors, contractors and persons for whom Tenant is responsible, against any and all liabilities, claims, damages, interest, penalties, fines, monetary sanctions, losses, costs and expenses whatsoever, including without limitation, costs of professional advisors and consultants and experts in respect of investigation, remedial action and clean-up costs and expenses. The aforesaid indemnity shall survive the expiration or earlier termination of this Lease.

7.8.6.	Tenant shall indemnify and save harmless Landlord and all of its servants, agents, employees, officers and directors, contractors and persons for whom Landlord is in law responsible, against any and all liabilities, claims, damages, interest, penalties, fines, monetary sanctions, losses, costs and expenses whatsoever, including without limitation costs of professional advisors and consultants and experts in respect of investigation, remedial action and clean-up costs and expenses, to the extent same arise out of any breach by Tenant of any provisions of this Section 7 or any contravention to any Environmental Laws relating to Hazardous Substances brought on, created on or discharged from the Premises by Tenant, or any of its employees, servants, agents, customers, invitees or licensees. The aforesaid indemnity shall survive the expiration or earlier termination of this Lease.

7.8.7.	The Tenant shall have the right to obtain a Phase II environmental report with respect to the Premises at its option and cost at any time during the Term.

7.9.	Construction Liens.

The Tenant shall not suffer or permit any legal hypothecs to be filed or placed or exist against the title to the Land nor against the Tenant’s leasehold interest in the Premises by reason of work, labour, services or materials supplied to the Tenant. If any such legal hypothec attributable to work done by or at the request of the Tenant shall at any time be published against the Premises, the Tenant, at its expense, shall cause the same to be discharged from title using all diligence and dispatch following the date the Tenant is notified of the filing. If the Tenant shall fail to discharge such legal hypothec within thirty (30) Business Days following the date the Tenant is notified of such filing and shall not be using all diligence and dispatch to do so, then, following delivery of written notice by the Landlord to the Tenant in addition to any other right or remedy of the Landlord, the Landlord may, but shall not be obligated to, discharge the same unless it has received from the Tenant within two (2) Business Days of such notice as security for the payment of any such legal hypothec an amount equal to one hundred and fifty percent (150%) of the amount claimed thereunder and the Tenant continues to diligently cause same to be discharged. Any amount paid by the Landlord for any of the aforesaid purposes and all reasonable legal and other expenses of the Landlord, including reasonable counsel fees, in defending any such action or in or about procuring the discharge of such legal hypothec, with all necessary disbursements in connection therewith, together with interest thereon at the Default Rate from the date of payment, shall be repaid by the Tenant to the Landlord on demand, and if unpaid may be treated as Additional Rent as provided in this Lease.

7.10.	Expropriation

In the event that the Premises, or any portion thereof is expropriated, the parties shall preserve each of their respective claims against the expropriating entities.

7.11.	Proceedings

The Tenant shall promptly advise the Landlord in writing of any claims, demands or legal proceedings against the Tenant, or any of its assets, which, if successful, would have a material adverse effect on the Tenant or its assets or operations.

8.	ASSIGNMENT, SUBLET AND TRANSFERS

8.1.	Assignment

Notwithstanding any law or custom to the contrary, the Tenant shall not have the right to assign any of its rights hereunder, unless such assignment is effected in connection with a sale of all or substantially all of the assets of the Tenant, or of one of its divisions, to an assignee which has agreed in writing in favour of the Landlord to abide by and respect all of the terms and conditions of this Lease. In case of such a permitted assignment, the Tenant shall, notwithstanding such assignment and notwithstanding any law or custom to the contrary, remain solidarily liable with any such assignee for the payment of the Rental and the full and faithful performance of all the other terms and conditions of this Lease during the Term, and any extension or renewal thereof pursuant to the terms hereof, without the benefit of division and discussion.

8.2.	Affiliate Transfers

Notwithstanding any provision herein to the contrary, Tenant may, from time to time and provided it is not then in Default, assign this Lease or any right thereunder to one of the Affiliates of Tenant, without the need for the prior written consent of Landlord provided, however, Tenant will provide written notice to Landlord of such assignment within ten (10) days thereafter. However, no such assignment permitted under this Section 8.2 shall relieve Tenant of Tenant’s obligations under this Lease, and Tenant shall remain fully liable for the faithful and timely performance of all covenants, terms and conditions hereof on Tenant’s part to be performed and observed. For the purposes of this Lease, “Affiliate” shall mean any person or entity that, directly or indirectly controls, is and remains controlled by or is and remains under common control with an entity. For purposes of this definition, “control” means possessing the power to direct or cause the direction of the management and policies of the entity and/or the ownership of a majority of the voting securities of the entity.

8.3.	Sale of Premises

In the event of any sale of the Premises, Landlord shall be and hereby is entirely released and relieved of all covenants and obligations of Landlord hereunder, provided such purchaser agrees to assume and carry out any and all covenants and obligations of Landlord hereunder. The Landlord agrees to notify the Tenant at least forty-five (45) days prior to any sale of the Premises to a third party, other than to an Affiliate of Landlord.

9.	DEFAULTS

9.1.	Right to Cancel

9.1.1.	The Tenant shall be in default under this Lease (a “Default” or in “Default”) if:

(a)	it fails or neglects to pay any instalment or other amount of Net Annual Rent or Real Estate Taxes or any other Additional Rent when due to the Landlord in accordance with the terms of this Lease within twenty (20) days following receipt of written notice of any such default; or

(b)	it assigns or purports to assign, directly or indirectly, this Lease, or any part thereof other than as expressly provided herein; or

(c)	it fails or neglects to fully, faithfully and punctually discharge any of the other material obligations incumbent upon it hereunder within forty-five (45) days of written notice thereof (provided however, that if, by the nature of such obligation such failure or breach cannot reasonably be cured within such period of forty-five (45) days, a Default shall not exist as long as Tenant commences with due diligence and dispatch the curing of such failure or breach within such period of forty-five (45) days and, having so commenced, thereafter prosecutes with diligence and dispatch and thereafter diligently proceeds to rectify and cure said default as soon as possible).

9.1.2.	Upon the occurrence of a Default, notwithstanding any provision of law to the contrary (including, without limitation, Articles 1863 and 1883 of the Civil Code of Québec), this Lease may be terminated ipso facto at the option of the Landlord upon written notice to the Tenant to such effect. It is expressly agreed that such termination shall be in addition and without prejudice to all other rights and recourses of Landlord as provided by law or in this Lease. The Tenant shall be in default by the mere lapse of time for performing its obligations.

9.1.3.	Upon termination, the Tenant shall immediately vacate and surrender the Premises and all of its rights therein and thereto and in and to the Lease to the Landlord. Upon the occurrence of a Default, the Landlord may forthwith, without notice or any form of legal process, and with or without termination of the Lease, suspend any services and utilities, bolt the Premises and change the locks thereof. Upon termination, Landlord may forthwith, without notice or any form of legal process, re-enter upon and take possession of the Premises, remove or cause to be removed therefrom any persons and property occupying same and re-let the Premises to whomsoever it may choose and, furthermore, recover from Tenant all amounts due, expenses incurred to fulfill the Tenant’s obligations under this Lease upon termination including those in Section 7.6 hereof, expenses of such re-letting (including any repairs, decorating, alterations or improvements necessitated thereby as well as any brokers fees in relation thereto) and Rental for the balance of the Term, all of which shall immediately become due and payable, the whole without limiting, diminishing or extinguishing the liability of Tenant under this Lease. Any sums received by Landlord from or for the account of Tenant when Tenant is in Default under this Lease may be applied, at Landlord’s option, to the satisfaction in whole or in part of any obligation of Tenant then due in such manner as Landlord sees fit and regardless of any imputation by law or any designation or instruction of Tenant to the contrary.

9.2.	Performance by Landlord

If the Tenant fails to pay any sum to any third party in accordance with the terms of this Lease or to perform any obligation under this Lease, unless otherwise provided in this Lease, the Landlord may, without notice or mise-en-demeure to the Tenant or any other person, pay such sum or perform such obligation in the place and stead of the Tenant who shall thereupon be obliged to repay said sum, or reimburse any costs incurred by the Landlord in performing said obligation, as the case may be, together in all cases with a fee equal to fifteen percent (15%) of the amount paid or the costs incurred, as Additional Rent, the whole without prejudice to any other rights or recourses of the Landlord which may accrue in the circumstances.

9.3.	Landlord Default

If Landlord fails to perform any of its obligations under this Lease within thirty (30) days after receipt of written notice from Tenant specifying Landlord’s deficiency, Landlord shall be in default under this Lease; provided, however, that if the nature of Landlord’s obligation is such that in excess of thirty (30) days are reasonably required for its performance, then Landlord shall not be in default if Landlord commences such performance within thirty (30) days and thereafter diligently pursues the same to completion.

9.4.	Bankruptcy, Insolvency, etc.

In the event that the Tenant becomes bankrupt or insolvent or makes an assignment or proposal under the provisions of the Bankruptcy Act, the Winding-Up Act, or any other insolvency legislation in force at the time, this Lease shall, at the option of the Landlord, terminate either at the end of the then current month or at the end of the then current year, the whole without prejudice to any rights, recourses or remedies which the Landlord may enjoy against the Tenant in damages or otherwise. Under such circumstances and without prejudice to any other rights, recourses or remedies enjoyed by the Landlord, the Landlord shall be entitled to claim, by preference, three (3) months damages or accelerated rent.

9.5.	Forbearance or Indulgence

9.5.1.	No covenant, term or condition of this Lease shall be waived except by the written consent of the party asked to provide such waiver.

9.5.2.	Forbearance or indulgence of the Landlord in any regard whatsoever shall not constitute a waiver of the covenant, term or condition to be performed by the Tenant, to which the same shall apply and, until the complete performance by the Tenant of such covenant, term or condition, the Landlord shall be entitled to invoke any remedies under this Lease or by law despite such forbearance or indulgence.

9.5.3.	Forbearance or indulgence of the Tenant in any regard whatsoever shall not constitute a waiver of the covenant, term or condition to be performed by the Landlord, to which the same shall apply and, until the complete performance by the Landlord of such covenant, term or condition, the Tenant shall be entitled to invoke any remedies under this Lease or by law despite such forbearance or indulgence.

9.6.	Indemnity

In the event that either party is required to retain the services of a solicitor to enforce the fulfillment by the other party of the obligations incumbent upon it hereunder, then and in any such event, the non-breaching party shall be entitled to demand from the breaching party, in addition to and without prejudice to judicial costs otherwise payable by the breaching party and whether or not judicial proceedings are in fact instituted, an indemnity in an amount equal to fifteen percent (15%) of the amount otherwise owing by the breaching party to the non-breaching party, such sum to indemnify the non-breaching party for additional administrative expenses incurred in connection with the enforced fulfillment by the breaching party of its obligations hereunder.

10.	MISCELLANEOUS PROVISIONS

10.1.	Election of Domicile

The Tenant hereby elects domicile at the Premises for the purpose of service or receipt of any proceedings, notices under the terms hereof or other legal documents in any suit of law, action or proceeding which may arise in respect of the Lease or the Tenant’s occupancy of the Premises.

10.2.	Visits of Premises and Exterior Signs

10.2.1.	During the last six (6) months of the Term and at any time after the expiry of the Term, provided the Tenant has not exercised the option under Section 2.3 hereof to extend the Term or during the last six (6) months of the First Renewal Term, the Tenant shall, upon not less than two (2) Business Days’ notice, allow any person who may be desirous of leasing or purchasing the Premises or any part thereof to visit the same during the normal business hours and allow notices suitable to the Landlord for the purposes of re-letting the Premises to be posted outside the Premises during the said period. At all times during the Term, upon not less than two (2) Business Days’ notice, the Landlord and/or its agents or representatives shall have the right to enter into the Premises during business hours for the purpose of exhibiting the same to prospective purchasers of the Premises, lenders and potential lenders to the Landlord and to post “for sale” signs outside the Premises at any time during the Term of this Lease. A Tenant representative will have the right to accompany any person visiting the Premises.

10.2.2.	The Tenant shall be permitted to install or erect any sign of any nature whatsoever on any part of the Premises, and this without the consent of the Landlord, provided the same shall be in conformity with all laws, by-laws and regulations in effect. Throughout the Term, any interior or exterior sign installed by the Tenant shall be at the sole cost and expense of the Tenant, including without limitation, all costs and expenses related to the installation, operation, illumination, cleaning, maintenance and, at the expiry of the Term or earlier termination, removal of any such sign (including all damages resulting as a result thereof).

10.3.	Subordination and Estoppel Certificate

10.3.1.	This Lease, and the rights and obligations of the parties hereunder shall be subordinated and subjected to any charge or charges from time to time created by the Landlord in respect of the Premises by way of hypothec or other real right; provided that any such charge or charges by way of hypothec or otherwise shall not increase the Rental payments herein provided and provided further that the Tenant is given satisfactory assurance that (i) this Lease may not be cancelled or terminated by any mortgage creditor(s) of the Landlord or beneficiary of any such real right save upon the termination of the Lease upon a Default of the Tenant as herein provided; or (ii) Tenant’s peaceful enjoyment of the Premises will not be affected by reason of the exercise of hypothecary rights or such other real right. In this regard, a subordination, non-disturbance and attornment agreement acceptable to the Tenant, the Landlord and the Landlord’s mortgage(s) creditor, shall be executed if requested from time to time by any of the above, all such parties being required to act reasonably in relation to the terms of such agreement.

10.3.2.	At any time and from time to time during the Term of this Lease, as required by the Landlord and/or its mortgage creditor(s) and/or potential purchaser(s) aforesaid, the Tenant obliges itself to execute, within ten (10) Business Days of a request therefore by the Landlord, an attornment and estoppel agreement or certificate in favour of the Landlord and its mortgage creditor(s) or potential purchaser(s), in all material respects in the form attached hereto as Schedule 10.3.2 or as otherwise required from time to time by the Landlord and/or its mortgage creditor(s) and/or potential purchaser(s).

10.4.	Government and Other Regulations

The Tenant shall, during the Term, at its own cost and expense, promptly observe and comply with all present and future laws, statutes, ordinances, requirements, orders, directions, by-laws, rules and regulations of all public and quasi-public authorities having jurisdiction in the Premises and make all repairs and replacements in relation thereto (including, without limitation, repairs and replacements of a structural or capital nature) whether with respect to the Premises, the condition thereof, the moveable effects therein located or any activities carried on therein in the same manner and to the same extent as if it were the owner of the Premises and the occupant thereof and make all required repairs and replacements in relation thereto, including any capital or structural repairs and replacements.

10.5.	Adjustments

At the commencement and upon the expiry of the Term, the Landlord and the Tenant shall pro-rate, adjust and apportion all Rental payable by the Tenant hereunder, to the extent that the commencement and the expiry of the Term do not fall on the first and last day of a calendar month respectively.

10.6.	Costs

The Tenant shall pay the costs of publication (as permitted herein) and cancellation of publication.

10.7.	Forum

The Courts of the judicial district of Montréal shall have exclusive competence to hear any disputes or legal proceedings relating to the interpretation herein or the rights and obligations of the parties hereunder.

10.8.	Punctual Payment

The acceptance by Landlord of any postdated cheque or money owing for rent after its due date is to be considered as a mode of collection only, without novation of, or derogation from, any of Landlord’s rights, recourses and actions in virtue of this Lease which demands punctual payment of all obligations.

10.9.	Canadian Dollars

All reference to dollars herein contained are to Canadian dollars. All payments to be made by Tenant to Landlord or by Landlord to Tenant hereunder shall be made in Canadian dollars.

10.10.	Language

The Tenant declares that it has specifically requested that the Lease and all notices in connection herewith be written in the English language. Le LOCATAIRE déclare qu’il a exigé que le présent Bail ainsi que tous avis y afférent soient écrits dans la langue anglaise.

10.11.	Brokers

The Tenant and the Landlord hereby represent and warrant to each other that they had no dealings with any third party to whom the payment of any broker’s fee, finder’s fee, commission or other similar compensation (a “Commission”) shall or may become due or payable in connection with the Lease.

11.	INTERPRETATION

11.1.	Law to Govern

This Lease shall be interpreted according to the laws of the Province of Québec wherein it was executed.

11.2.	Headings

Sectional and paragraph headings are included only for the convenience of the parties and shall not be deemed to form part hereof.

11.3.	Entire Agreement

This Lease represents the entire Agreement between the Landlord and the Tenant with respect to the leasing of the Premises the Landlord having made no representations to the Tenant in relation thereto except as herein set forth. Without restricting the generality of the foregoing, nothing herein contained shall be so interpreted as to imply that this Lease is conditional upon the Tenant obtaining any permits or licences from any public authority having jurisdiction in the Premises or any activity carried on therein. This Lease cancels and supersedes any and all prior leases and agreements, written or otherwise, entered into by Landlord and Tenant regarding the Premises leased hereunder.

11.4.	Severability

If for any reason whatsoever, any term, obligation or condition of this Lease or the application thereof to any person, firm or corporation or to any circumstance is to any extent held to be or is rendered invalid, unenforceable or illegal, then such term, obligation or condition shall be deemed to be independent of the remainder of this Lease and to be severable and divisible therefrom, and its invalidity, unenforceability or illegality shall not affect, impair or invalidate the remainder of this Lease or any part thereof and the remainder of this Lease not affected, impaired or invalidated will continue to be applicable and enforceable to the fullest extent permitted by law against any person, firm or corporation and to any circumstance other than those as to which it has been held or rendered invalid, unenforceable or illegal.

11.5.	Amendment of Lease

No assent or consent to changes in or waiver of any part of this Lease shall be deemed or taken as made unless the same be done in writing and signed by Landlord and Tenant. No covenant, term or condition of this Lease stipulated in favour of a party shall be waived, except by express written consent of that party, whose forbearance or indulgence in any regard whatsoever shall not constitute a waiver of the covenant, term or condition to be performed; and until complete performance of the said covenant, term or condition, the creditor thereof shall be entitled to invoke any remedies available under this Lease or by law despite such forbearance or indulgence.

11.6.	Several Tenants

Should the Tenant comprise two or more persons, each of them shall be solidarily bound with the other or others for the due performance of the obligations of the Tenant hereunder. Where required by the context hereof the singular shall include the plural and the masculine gender shall include either the feminine or neuter genders, as the case may be, and vice-versa.

11.7.	Additional Provisions

11.7.1.	Each of the parties hereto acknowledges that the essential stipulations of these presents were negotiable, and that consequently the present agreement does not constitute a contract of adhesion.

11.7.2.	Tenant waives its right to obtain a reduction of rentals pursuant to the first paragraph of Article 1861 and the second paragraph of Article 1863 of the Civil Code of Québec or any replacement legislation.

11.8.	Notice of Lease

This Lease shall not be published at length but only by notice contemplated by Article 2999.1 of the Civil Code of Québec and then only after the form and terms of such notice thereof have been approved by Landlord (which approval may not be unreasonably withheld or delayed). the whole at the cost of Tenant, including the cost of publication and providing a copy to Landlord. Such notice may contain only such information as is required to afford Tenant the benefit of registration contemplated in the second paragraph of Article 1887 of the Civil Code of Québec and in no circumstances may such notice make any reference to the Rent or any other amount payable under this Lease. Should this Lease be published, Tenant shall, at the expiration or termination thereof, cause same to be radiated at its expense, failing which Landlord will have the right to cause such radiation and charge Tenant with the cost of same;

11.9.	Business Days

In the event that the date for the performance of any covenant or obligation under this Lease shall fall on a Saturday, Sunday or legal holiday in the Province of Québec, the date for performance thereof shall be extended to the next Business Day.

11.10.	Notices

All notices, consents, requests, reports, demands or other communications hereunder (collectively, “Notices”) shall be in writing and may be given personally, by registered or certified mail, by telecopy or by Federal Express (or other reputable overnight delivery service) as follows:

11.10.1.	To Landlord:

Canadian Technical Tape Ltd.
455 Côte-Vertu Road
St-Laurent, QC H4N 1E8

	Attention:	Howard Cohen and Paul Cohen

	Telephone:	514-334-1510
	Telecopy:	514-745-0764

and to:	Davies Ward Phillips & Vineberg LLP
1501 McGill College Avenue
26th Floor
Montréal, Québec, H3A 3N9

	Attention:	Robert Vineberg

	Telephone:	514-841-6444
	Telecopy:	514-841-6499

11.10.2.	To Tenant:	●

	Attention:	●
	Telephone:	●
	Telecopy:	●

With a copy to:		●

Attention:
Telephone:
Telecopy:

or to such other address or such other person as the addressee party shall have last designated by notice to the other party. All Notices shall be deemed to have been given when received. All Notices given by telecopy shall be followed by the delivery of a hard copy of such Notice, provided that such Notice shall be deemed to have been given when received by telecopy.

11.11.	Force Majeure

Any prevention, delay or stoppage due to strikes, lockouts, labor disputes, acts of God, inability to obtain services, labor, or materials or reasonable substitutes therefore, governmental actions, civil commotions, fire or other casualty, and other causes beyond the reasonable control of the party obligated to perform which could not have been foreseen by such party and which could not have been avoided by such party except with respect to the obligations imposed with regard to Rental and other charges to be paid by Tenant pursuant to this Lease (collectively, a “Force Majeure”), notwithstanding anything to the contrary contained in this Lease, shall excuse the performance of such party for a period equal to any such prevention, delay or stoppage and, therefore, if this Lease specifies a time period for performance of an obligation of either party, that time period shall be extended by the period of any delay in such party’s performance caused by a Force Majeure.

11.12.	Quiet Enjoyment

Landlord covenants that Tenant, on paying the Rental, and on keeping, observing and performing all the other terms, covenants, conditions, provisions and agreements herein contained on the part of Tenant to be kept, observed and performed, shall, during the Term, peaceably and quietly have, hold and enjoy the Premises subject to the terms, covenants, conditions, provisions and agreements hereof without interference by any persons lawfully claiming by or through Landlord.

11.13.	Asset Purchase Agreement

The parties acknowledge that this Lease is being entered into contemporaneously with the closing under that certain Asset Purchase Agreement dated as of June ●, 2017 among the Landlord as Vendor, Lenalco Holdings (Canada) Ltd., 169892 Canada Inc., 169893 Canada Inc., Howard Cohen, Paul Joseph Cohen, Intertape Polymer Inc. as Purchaser, Intertape Polymer Corp. and Intertape Polymer Group Inc. (the “APA”). It is expressly acknowledged and agreed between the parties hereto that the rights and obligations of the parties under and pursuant to the APA are not affected or amended in any way by any rights or obligations of the parties pursuant to this Lease.

(Signature pages follow)

IN WITNESS WHEREOF, the parties hereto have signed, on the date and at the place hereinabove first mentioned.

CANADIAN TECHNICAL TAPE LTD.

Per:
Howard Cohen

●

Per:

EXHIBIT C

FORM OF ESCROW AGREEMENT

(See attached document)

THIS ESCROW AGREEMENT is made as of [●], 2017.

AMONG:	CANADIAN TECHNICAL TAPE LTD., a corporation duly constituted under the Canada Business Corporations Act, having its head office at 1400 Rosemount Street, Cornwall, Ontario, K6H 5V1;

(the “Vendor”)

AND:	INTERTAPE POLYMER INC., a corporation duly constituted under the Canada Business Corporations Act, having its head office at 800 Place Victoria, Suite 3700, Montreal, Québec, H4Z 1E9;

(the “Purchaser”)

AND:	[●]

(the “Escrow Agent”)

WHEREAS Intertape Polymer Group Inc., the Purchaser, Intertape Polymer Corp. (“IPC”), the Vendor, Lenalco Holdings (Canada) Ltd., 169892 Canada Inc., 169893 Canada Inc., Paul Joseph Cohen and Howard Cohen have entered into an asset purchase agreement on [●], 2017 (the “Purchase Agreement”) pursuant to which, inter alia, (i) the Purchaser agreed to purchase, and the Vendor agreed to sell, all or substantially all of the assets of the Vendor (except the Cantech Shares, the Owned Property located at 455, boulevard de la Côte-Vertu in Montreal (Québec) H4N 1E8 on lots 1 985 289 and 1 985 292 of the Cadastre du Québec and the other Excluded Assets (as therein defined)) and (ii) IPC agreed to purchase, and the Vendor agreed to sell the Cantech Shares (as defined in the Purchase Agreement), the whole in accordance with the terms and subject to the conditions therein contained;

WHEREAS the execution, delivery and performance of this Escrow Agreement between the Purchaser, the Vendor and the Escrow Agent is a condition precedent to the obligation of the Purchaser to complete the transactions and satisfy the obligations set forth in the Purchase Agreement, without which the Purchaser would not have agreed to enter into the Purchase Agreement;

WHEREAS the foregoing recitals are representations and statements of fact made by the Vendor and the Purchaser and not by the Escrow Agent;

NOW THEREFORE, in consideration of the premises and mutual agreements herein contained, and for other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by each party), the parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

The capitalized words and expressions used in this Escrow Agreement or in its Schedules, unless otherwise defined herein or below, shall have the meaning ascribed to them in the Purchase Agreement. The capitalized words and expressions below shall have the following meanings:

1.1.1	“Affiliate” has the meaning set forth in the CBCA;

1.1.2	“Business Day” means any day on which commercial deposit-taking banks are generally open for business in Montreal (Québec) and Sarasota (Florida), other than a Saturday, a Sunday or a day observed as a non-juridical day in either such location under applicable Laws in Québec;

1.1.3	“CBCA” means the Canada Business Corporations Act, as now in effect;

1.1.4	“Claims” includes claims, notices, demands, requests, complaints, proceedings (including any eminent domain taking, expropriation, condemnation or similar proceedings), actions, arbitrations, suits, causes of action, appeals, audits, hearings, investigations, inquiries, assessments or reassessments (including claims, assessments and reassessments for Tax), charges, judgments, grievances or hearings;

1.1.5	“Direct Claim” means any Claim by an Indemnified Party against an Indemnifier which does not result from a Third Party Claim;

1.1.6	“Final Determination” means: (i) with respect to a Direct Claim, an Order or any settlement with respect to such Direct Claim; and (ii) with respect to a Third Party Claim, an Order or any settlement with respect to such Third Party Claim, as between the Purchaser and the Vendor;

1.1.7	“Governmental Authority” means any (a) multinational, federal, provincial, state, regional, municipal, local, governmental or public department, ministry, central bank, court, tribunal, arbitral body, commission, agency board or bureau, domestic or foreign, (b) subdivision, agent, commission, board or authority of any of the foregoing, (c) quasi-governmental or private body exercising any regulatory, administrative, expropriation or Tax Authority under or for the account of any of the foregoing, including any private body having received a mandate to perform public services, and (d) judiciary or quasi-judiciary tribunal, court or body;

1.1.8	“Indemnifier” means any party obligated to provide indemnification pursuant to the Purchase Agreement;

1.1.9	“Indemnified Party” means any Person entitled to indemnification pursuant to the Purchase Agreement;

1.1.10	“Laws” means all laws (including the common law), statutes, codes, ordinances, decrees, rules, regulations, by-laws, statutory rules, principles of law, published policies and guidelines, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards and terms and conditions of any grant of approval, permission, authority or Permit of any Governmental Authority, self-regulatory authority or statutory body and the term “applicable” with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having or claiming to exercise legal jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

1.1.11	“Notice of Final Determination” means a notice delivered by a party pursuant to this Escrow Agreement pertaining to a Final Determination accompanied by a certified copy thereof, and in the case of a Final Determination made by Order, such notice shall be accompanied by a certificate issued by the applicable court, tribunal, arbitrator or other Governmental Authority or other reasonable proof that such Order is not under appeal or that the delays for appeal have expired;

1.1.12	“Order” means any final and enforceable order or any judgment, injunction, decree, ruling, stipulation, award or writ of any court, tribunal, arbitrator or other Governmental Authority having jurisdiction;

1.1.13	“Permits” means all permits, certificates, certificates of authorization, certificates of compliance, authorizations, consents, licenses, approvals of and registrations with any Governmental Authority or pursuant to any Laws used or held in connection with the Business;

1.1.14	“Person” includes any individual, trust, trustee, executor, administrator, legal personal representative, estate, firm, partnership, joint venture, venture capital fund, joint stock company, association, body corporate, corporation, unincorporated association or organization, Governmental Authority, syndicate or other entity, whether or not having legal status;

1.1.15	“Subsidiary” has the meaning set forth in the CBCA;

1.1.16

“Tax” and “Taxes” includes any taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever and wheresoever imposed by any Governmental Authority, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Authority in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, local, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all license agreements, franchise and registration fees and all employment insurance, health insurance and Canada, Québec and other Governmental Authority pension plan premiums or contributions and for greater certainty, all contributions payable under any tax Laws;

1.1.17	“Tax Authority” means the Canada Revenue Agency, and any other national, state, local, provincial, territorial or other Governmental Authority responsible for the administration, implementation, assessment, determination, enforcement, compliance, collection or other imposition of any Taxes;

1.1.18	“Third Party Claim” means any Claim asserted against an Indemnified Party or any member of the Group, that is paid or payable to, or claimed by, any Person who is not a party to the Purchase Agreement or an Affiliate of a party to the Purchase Agreement.

1.2	Articles, Sections and Headings

The division of this Escrow Agreement into Articles, Sections, Exhibits and Schedules and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Escrow Agreement. The terms “hereof”, “hereunder”, “herein” and similar expressions refer to this Escrow Agreement and not to any particular Article, Section, Exhibit, Schedule or other portion hereof. References herein to Articles, Sections, Exhibits or Schedules are to Articles, Sections, Exhibits and Schedules of this Escrow Agreement or of the Exhibits and Schedules hereto unless otherwise expressly stated herein.

1.3	Extended Meanings

In this Escrow Agreement words importing the singular number also include the plural and vice versa and words importing any gender include all genders. The term “including” means “including, without limiting the generality of the foregoing”.

1.4	Currency

Except as expressly provided herein, all references to currency contained herein are to lawful money of Canada.

1.5	Calculation of Time

1.5.1	Time. Time is of the essence of this Escrow Agreement.

1.5.2	Calculation of Time. Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends. Where the last day of any such time period is not a Business Day, such time period shall be extended to the next Business Day following the day on which it would otherwise end.

1.5.3	Business Days. Whenever any action to be taken or payment to be made pursuant to this Escrow Agreement would otherwise be required to be made on a day that is not a Business Day, such action shall be taken or such payment shall be made on the first Business Day following such day.

1.5.4	Time of Day. All references to times of the day are to the times of the day in Montreal, Québec.

ARTICLE 2

APPOINTMENT AND ADJUSTMENT HOLDBACK

2.1	Appointment

The parties hereto hereby appoint the Escrow Agent to act as escrow agent pursuant to the terms and provisions of this Escrow Agreement. The Escrow Agent acknowledges receipt of (i) a sum in the amount of $250,000 (the “Adjustment Holdback”) and (ii) a sum in the amount of [●] (the “Indemnity Holdback” and collectively with the Adjustment Holdback, the “Escrow Holdback”) which shall be held and dealt with by the Escrow Agent in accordance with the terms of this Escrow Agreement. The Escrow Agent acknowledges and agrees that it is not the beneficial owner of the Escrow Holdback but holds same as agent for the Purchaser and the Vendors on the terms and conditions set out herein.

2.2	Investment

Up to the date of release, the Escrow Agent shall invest the Escrow Holdback in an interest bearing trust account or in bonds of the Government of Canada or any province of Canada. All interest earned and paid on the Adjustment Holdback and the Indemnity Holdback shall be paid to the Vendor annually. For income tax purposes, the Escrow Agent shall provide the Vendor, on an annual basis, with the tax statements prescribed by the applicable Tax Laws attesting that all interest earned on the Adjustment Holdback and the Indemnity Holdback has been earned by the Vendor.

2.3	Payment

The parties hereto understand and agree that the Escrow Agent shall never be compelled to deliver to any party hereto any amount which exceeds the sums available in the Adjustment Holdback or the Indemnity Holdback, as the case may be. Any amount required to be paid in excess of the Adjustment Holdback or the Indemnity Holdback, as the case may be, shall be payable directly by such party to the party entitled to such payment pursuant to this Escrow Agreement or the Purchase Agreement. Payments hereunder will be made net of applicable withholding taxes.

2.4	Fees

The Escrow Agent shall be entitled to the reimbursement of reasonable out-of-pocket expenses and reasonable fees (collectively, the “Escrow Fees”) for carrying out its duties hereunder. The Purchaser shall be solely liable for the payment of the Escrow Fees.

ARTICLE 3

RELEASE UPON COMPLETION OF POST-CLOSING ADJUSTMENTS

3.1	Adjustments

The Purchaser shall send to the Escrow Agent a copy of the final Closing Calculations pursuant to the Purchase Agreement (after such Closing Calculations have become final and binding on all the parties without possibility of amendment or appeal as per the provisions of Section 2.7.2(b) or Section 2.7.2(c) of the Purchase Agreement, as the case may be).

3.2	Release of Adjustment Holdback

3.2.1	If the aggregate sum of the adjustments set forth in Section 2.7.1 of the Purchase Agreement results in an increase in the Purchase Price (the “Positive Adjustment Amount”), the Escrow Agent shall remit to the Vendor an amount equal to the Adjustment Holdback by wire transfer within five (5) Business Days of the receipt by the Escrow Agent of the Closing Calculations.

3.2.2	If the aggregate sum of the adjustments set forth in Section 2.7.1 of the Purchase Agreement results in a reduction in the Purchase Price (the “Negative Adjustment Amount”), the Escrow Agent shall remit to the Purchaser by wire transfer within five (5) Business Days of the receipt by the Escrow Agent of the Closing Calculations the following amounts:

(a)	if the Negative Adjustment Amount is less than or equal to the amount of the Adjustment Holdback, the Escrow Agent shall (i) deliver to the Purchaser, out of the Adjustment Holdback, an amount which is equal to the Negative Adjustment Amount, and (ii) remit to the Vendor the amount remaining in the Adjustment Holdback; and

(b)	if the Negative Adjustment Amount is greater than the Adjustment Holdback, the Escrow Agent shall deliver to the Purchaser an amount which is equal to the Adjustment Holdback.

ARTICLE 4

RELEASE UPON SETTLEMENT OF DIRECT CLAIM OR THIRD PARTY CLAIM

4.1	Notice of Claim

The Purchaser shall send to the Escrow Agent a copy of any notice of Direct Claim or Third Party Claim made by the Purchaser during the term of this Escrow Agreement (such claims being hereinafter referred to, collectively, as “Outstanding Claims” and, individually, as an “Outstanding Claim”). The Purchaser shall concurrently send a copy of such transmission to the Vendor.

4.2	Release of Indemnity Holdback

The Escrow Agent shall release to the accounts set forth in Schedule A hereto all or part of the Indemnity Holdback as follows:

4.2.1	Within three (3) Business Days following receipt of a joint written direction of the Purchaser and the Vendor, in the amounts and as set forth in such joint written direction.

4.2.2	To the Purchaser, three (3) Business Days following receipt by the Escrow Agent of a Notice of Final Determination, to the extent of any amount payable to the Purchaser pursuant to a Final Determination.

4.2.3	To the Vendor, on [●] [NTD: Insert date which is one year after closing.] an amount calculated as follows:

(a)	$[●] [NTD: Amount to be equal to 100% of the Indemnity Holdback at Closing.], less

(b)	$[●] [NTD: Amount to be equal to 10% of the Indemnity Holdback at Closing, i.e., the amount which should remain in escrow for the second year.], less,

(c)	any amount which has been released to the Purchaser pursuant to the terms of this Escrow Agreement and the Purchase Agreement prior to [●] [NTD: Insert date which is one year after closing.], less,

(d)	the amount of all Outstanding Claims at such time for which payment has not been released to the Purchaser.

4.2.4	To the Vendor, on [●] [NTD: Insert date which is two years after closing.] the amount by which the amount of the Indemnity Holdback still held by the Escrow Agent at such time exceeds the amount of all Outstanding Claims at such time for which payment has not been released to the Purchaser.

4.2.5	With respect to any amount retained by the Escrow Agent after [●] [NTD: Insert date which is two years after closing.], to the Vendor or to the Purchaser, as applicable, to the extent and in the amount payable pursuant to a Final Determination, in each case, within three (3) Business Days following receipt by the Escrow Agent of a Notice of Final Determination.

ARTICLE 5

RESIGNATION, REMOVAL OF ESCROW AGENT

The Escrow Agent may resign and be discharged from all further duties and liabilities hereunder upon ten (10) Business Days prior written notice to the other parties hereto, and may be removed from its office of Escrow Agent by the Purchaser and the Vendor at any time upon not less than ten (10) Business Days’ prior written notice given to the Escrow Agent by the Purchaser and the Vendor acting jointly. Upon the discharge or removal of the Escrow Agent, the latter shall release the Escrow Holdback and any related documents in its possession to any Person designated by the Purchaser and the Vendor, acting jointly, in a written notice delivered to the Escrow Agent not later than two (2) Business Days following such discharge or termination (the “Transfer Notice”). Where the Purchaser and the Vendor acting jointly fail to remit the Transfer Notice to the Escrow Agent in the manner set forth in this Article 5, the Escrow Agent shall release the Escrow Holdback and any related documents in its possession to a trust company or legal counsel of its choosing, at the cost and expense of the Purchaser and the Vendor, subject to the Escrow Agent providing notice to the Purchaser and the Vendor as to the identity of the party to whom it has released the Escrow Holdback.

ARTICLE 6

DUTIES AND LIABILITIES OF THE ESCROW AGENT

6.1	Duties and liabilities

The Escrow Agent shall have no duties or responsibilities other than those expressly set forth in this Escrow Agreement, and no implied duties or obligations of the Escrow Agent shall be read into this Escrow Agreement. In addition:

6.1.1	The Escrow Agent shall have no duty to enforce any obligation of any Person, other than as expressly provided herein.

6.1.2	The Escrow Agent shall not be liable for any action taken or omitted by it, in good faith and in the exercise of its reasonable judgment, unless it shall be proved that the Escrow Agent committed an intentional or gross fault.

6.1.3	The Escrow Agent may rely, and shall be protected in acting, upon any judgment, order, notice, demand, direction, certificate or other instrument, paper or document which may be submitted to it in connection with its duties hereunder and the directions incorporated therein and which is or are believed by the Escrow Agent to be genuine and signed or presented by the proper Person(s), and may accept same as sufficient evidence of the facts stated therein. The Escrow Agent shall in no way be bound to request further evidence (whether as to due execution or validity or as to the truth of any fact), and shall not be responsible for any loss that may be occasioned by its failing to do so.

6.1.4	If the Escrow Agent shall be uncertain as to its duties or rights hereunder or shall receive instructions, claims or demands from any party hereto or from a third Person with respect to any matter arising pursuant to this Escrow Agreement which, in its opinion, are in conflict with any provision of this Escrow Agreement, it shall be entitled to obtain all third party counsel as it shall deem necessary in its discretion and shall at all times be further entitled to refrain from taking any action authorized and directed hereunder until it shall be authorized or directed otherwise in writing by each of the relevant parties hereto, or by an order of a court of competent jurisdiction from which no further appeal may be taken.

6.1.5	The Escrow Agent will have no duties or responsibilities except as expressly provided in this Escrow Agreement and will have no duty or responsibility arising under any other agreement, including any agreement referred to in this Escrow Agreement, to which the Escrow Agent is not a party.

6.1.6	Under no circumstances will the Escrow Agent be liable for any special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages hereunder, including ay loss of profits, whether foreseeable or unforeseeable. Notwithstanding the foregoing or any other provision of this Escrow Agreement, in no event will the collective liability of the Escrow Agent under or in connection with this Escrow Agreement to any one or more parties exceed the amount of its annual fees under this Escrow Agreement.

6.1.7	The Escrow Agent is automatically released from any and all liabilities and obligations upon release of the Escrow Holdback in accordance with Article 4.

ARTICLE 7

INDEMNIFICATION OF ESCROW AGENT

7.1	Indemnification

The Purchaser, on the one hand, and the Vendor, on the other hand, will hold harmless and indemnify the Escrow Agent and its respective officers, directors and employees (the “Releasees”) against all actions, proceedings, losses, liabilities, penalties, expenses (including legal fees and expenses), judgments, costs, claims and demands incurred or sustained by any Releasee in respect of any matter or thing done by it under, pursuant to or in connection with this Escrow Agreement, except insofar as the same arose through the intentional or gross fault of the Escrow Agent. Notwithstanding anything else herein contained, this indemnity shall survive the termination of this Escrow Agreement.

7.2	Claim

The Escrow Agent shall not have the obligation to initiate a Claim, defend a Claim or intervene to a Claim with respect to this Escrow Agreement unless and until it has been indemnified for all the Escrow Fees and for all fees and expenses that it would have to incur with respect to such Claim.

ARTICLE 8

TERMINATION OF THIS ESCROW AGREEMENT

Upon the resignation or discharge of the Escrow Agent and compliance with Article 5 or upon the release of all of the Escrow Holdback in accordance with this Escrow Agreement, this Escrow Agreement shall terminate, subject however to the terms set forth in Article 7 and Article 9.

ARTICLE 9

GENERAL PROVISIONS

9.1	Further Assurances

Each of the parties hereto shall from time to time execute and deliver all such further documents and instruments and do all acts and things as another party hereto may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Escrow Agreement.

9.2	No Waiver

Failure of a party hereto to insist upon the strict performance of any term or condition of this Escrow Agreement or to exercise any right, remedy or recourse hereunder shall not be construed as a waiver or relinquishment of any such term and condition.

9.3	Successors, Assigns and Assignment

This Escrow Agreement will enure to the benefit of and be binding upon the respective successors and permitted assigns of the parties hereto. Except as set forth in Article 5, this Escrow Agreement may not be assigned by any party hereto without the prior written consent of the other parties, except that the Purchaser may assign all or part of its rights and/or obligations under this Agreement to an Affiliate or a wholly-owned Subsidiary of the Purchaser without the prior written consent of the other parties hereto, provided that the Purchaser shall remain liable with its assignee for any obligations hereunder.

9.4	Entire Agreement

This Escrow Agreement, together with the Purchase Agreement (as between the parties hereto other than the Escrow Agent, which shall not be bound by any such terms), constitutes the entire agreement between the parties hereto with respect to the subject matters hereof and cancels and supersedes any prior understandings and agreements between the parties hereto with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the parties hereto other than as expressly set forth in this Escrow Agreement.

9.5	Amendments and Waivers

No amendment to this Escrow Agreement shall be valid or binding unless set forth in writing and duly executed by all parties hereto. No waiver of any breach of any provision of this Escrow Agreement shall be effective or binding unless made in writing and signed by the party purporting to give same and, unless otherwise provided, will be limited to the specific breach waived.

9.6	Notices

Any demand, notice or other communication to be given in connection with this Escrow Agreement shall be given in writing and will be given by personal delivery, by courier services, by registered mail or by facsimile or e-mail (followed by receipt by registered mail or courier services within two Business Days) as set forth below, and if another address, facsimile number or e-mail address has been designated by notice by any recipient party to the other, to such other address, facsimile number or e-mail address (followed by receipt by registered mail or courier services within two Business Days).

Notice to the Escrow Agent:

[●][NTD: Escrow Agent to be confirmed]

Notice to the Purchaser:

c/o Intertape Polymer Group Inc.

100 Paramount Drive, Suite 300

Sarasota, Florida 34232

Attention:     Randi M. Booth, Vice President & General Counsel

E-mail:         rbooth@itape.com

With copy to:

Fasken Martineau DuMoulin LLP

800 Square Victoria, Suite 3700

Montreal, Québec, H4Z 1E9

Attention:     Me Neil Kravitz

Facsimile:    514-397-7551

E-mail:         nkravitz@fasken.com

Notice to Vendor:

c/o Canadian Technical Tape Ltd.

1400 Rosemount Street

Cornwall (Ontario) K6H 5V1

Attention:     Howard Cohen and Paul Cohen

Facsimile:    [●]

E-mail:         [●]

With copy to:

Davies Ward Phillips & Vineberg LLP

1501, av. McGill College, Suite 2600

Montréal (Québec) Canada H3A 3N9

Attention:    Me Robert Vineberg

Facsimile:    514-841-6499

E-mail:         rvineberg@dwpv.com

Any demand, notice or other communication given by personal delivery or courier services shall be conclusively deemed to have been given on the day of actual delivery thereof and, if given by registered mail, on the third (3rd) Business Day following the deposit thereof in the mail and, if given by facsimile or e-mail (followed by receipt by registered mail or courier services within two Business Days), on the day of transmittal thereof if given during the normal business hours of the recipient on a Business Day and on the next Business Day if not given during such hours. If the party giving any demand, notice or other communication knows or ought reasonably to know of any difficulties with the postal system that might affect the delivery of mail, any such demand, notice or other communication may not be mailed but must be given by personal delivery or by electronic communication (followed by receipt by registered mail or courier services within two Business Days).

9.7	Governing Law and Forum

This Escrow Agreement shall be governed by and construed in accordance with the Laws of the Province of Québec and the Laws of Canada applicable therein (excluding any conflict of laws rule or principle, foreign or domestic, which might refer such interpretation to the laws of another jurisdiction). The parties hereto hereby irrevocably and unconditionally submit to the exclusive jurisdiction of the courts of the Province of Québec and elect domicile in the City of Montreal with respect to any matter relating to the execution or construction of this Escrow Agreement or the exercise of any right or the enforcement of any obligation arising hereunder (excluding any conflict of forum rule or principle, foreign or domestic, which might refer such matter to the courts of another jurisdiction).

9.8	Severability

If any provision of this Escrow Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such determination shall not impair or affect the validity, legality or enforceability of the remaining provisions hereof, and each provision is hereby declared to be separate, severable and distinct.

9.9	Counterparts

This Escrow Agreement may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original but all of which taken together shall be deemed to constitute one and the same agreement. A facsimile transmission of this Escrow Agreement bearing a signature on behalf of a party shall be legal and binding on such party.

9.10	Language

The parties hereto acknowledge that they have required that this Escrow Agreement and all related documents be drawn up in English. Les parties aux présentes reconnaissent avoir exigé que la présente convention d’écrou et tous les documents connexes soient rédigés en anglais.

(remainder of this page left blank intentionally)

IN WITNESS WHEREOF the parties hereto have executed this Escrow Agreement.

INTERTAPE POLYMER INC.		CANADIAN TECHNICAL TAPE LTD.

By:		By:
	[●]		[●]

By:
[●]

[ESCROW AGENT]

By:
[●]

SCHEDULE A

WIRE TRANSFER INSTRUCTIONS

If payment is to be made to the Vendor:

Beneficiary account name: [●]

Beneficiary address: [●]

Beneficiary bank name: [●]

Bank number (or ABA in US): [●]

SWIFT Code: [●]

Bank transit number: [●]

Bank address: [●]

Beneficiary account number: [●]

If payment is to be made to the Purchaser:

Beneficiary account name: [●]

Beneficiary address: [●]

Beneficiary bank name: [●]

Bank number (or ABA in US): [●]

SWIFT Code: [●]

Bank transit number: [●]

Bank address: [●]

Beneficiary account number: [●]

EXHIBIT D

FORM OF CANTECH PURCHASE AGREEMENT

(See attached document)

SHARE PURCHASE AGREEMENT

DATED AS OF [●], 2017

THIS SHARE PURCHASE AGREEMENT is made as of June [●], 2017

AMONG:	CANADIAN TECHNICAL TAPE LTD., a legal person duly incorporated under the Canada Business Corporations Act, having its head office at 1400 Rosemount Street, Cornwall, Ontario, K6H 5V1;

(the “Vendor”)

[AND:	CANTECH INDUSTRIES INC., a legal person duly incorporated under the laws of Delaware, having its head office at 2222 Eddie Williams Road, Johnson City, Tennessee 37601];

AND:	INTERTAPE POLYMER CORP., a legal person duly incorporated under the laws of Delaware, having its head office at 100 Paramount Drive, Suite 300, Sarasota, Florida 34232;

(the “Purchaser”)

WHEREAS on [            ], 2017, Lenalco, 169892 Canada Inc., 169893 Canada Inc., the Vendor, Howard Cohen, Paul Joseph Cohen, Laura Cohen Kay, Intertape Polymer Inc. (“IPI”), a legal person duly incorporated under the Canada Business Corporations Act, having is head office at 800 Place Victoria, Suite 3700, Montreal, Québec, H4Z 1E9, Intertape Polymer Group Inc., a legal person duly incorporated under the Canada Business Corporations Act, having its head office at 800 Place Victoria, Suite 3700, Montreal, Québec, H4Z 1E9 have entered into an Asset Purchase Agreement (the “CTT Purchase Agreement”) under which IPI will purchase all or substantially all of the assets of the Vendor (except the Owned Property located at 455, boulevard de la Cote-Vertu in Montreal (Québec) H2N 1E8 on lots 1 985 289 and 1 985 292 of the Cadastre du Québec, the Cantech Shares and the other Excluded Assets);

WHEREAS in conjunction with, and as a condition to, the CTT Purchase Agreement, the Purchaser wishes to purchase all of the Cantech Shares, and the Vendor wishes to sell such Cantech Shares to the Purchaser, the whole subject to the terms and conditions hereinafter set forth;

WHEREAS Cantech carries on a manufacturing and sale of pressure sensitive tape business (the “Business”);

NOW THEREFORE, in consideration of the premises and mutual agreements herein contained, and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each Party), the Parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1     Definitions

The capitalized words and expressions used in this Agreement or in its Schedules shall have the meaning ascribed to them in Exhibit A of the CTT Purchase Agreement, unless otherwise expressly stated herein.

1.2    Articles, Sections and Headings

The division of this Agreement into Articles, Sections, Exhibits and Schedules and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Agreement. The terms “hereof”, “hereunder”, “herein” and similar expressions refer to this Agreement and not to any particular Article, Section, Exhibit, Schedule or other portion hereof. References herein to Articles, Sections, Exhibits or Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement or of the Exhibits and Schedules hereto unless otherwise expressly stated herein.

1.3    Extended Meanings

In this Agreement, words importing the singular number also include the plural and vice versa and words importing any gender include all genders. The term “including” means “including, without limiting the generality of the foregoing”.

1.4    Accounting Principles

Wherever in this Agreement reference is made to a calculation to be made or an action to be taken in accordance with generally accepted accounting principles, such reference will be deemed to be made to ASPE, applicable as at the date on which such calculation or action is made or taken or required to be made or taken in accordance with ASPE.

1.5    Currency

Except as expressly provided herein, all references to currency contained herein are to lawful money of Canada.

1.6    Calculation of Time

1.6.1	Time. Time is of the essence of this Agreement.

1.6.2	Calculation of Time. Unless otherwise specified, time periods within or following which any payment or action is to be taken shall be calculated by excluding the day on which the period commences and including the day on which the period ends. Where the last day of any such time period is not a Business Day, such time period shall be extended to the next Business Day following the day on which it would otherwise end.

1.6.3	Business Days. Whenever any action to be taken or payment to be made pursuant to this Agreement would otherwise be required to be made on a day that is not a Business Day, such action shall be taken or such payment shall be made on the first Business Day following such day.

1.6.4	Time of Day. All references to times of the day are to the times of the day in Montreal, Québec.

1.7    Exhibits and Schedules

The following Schedules attached to the CTT Purchase Agreement are incorporated by reference and deemed to be part hereof:

Schedules

3.1	Representations and warranties of Vendor

3.2	Representations and warranties of Purchaser

ARTICLE 2

PURCHASE AND SALE

2.1    Purchase and Sale of Cantech Shares

Upon and subject to the terms and conditions hereof, the Vendor shall sell to the Purchaser, and the Purchaser shall purchase from the Vendor, on the Closing Date, all of the Cantech Shares.

2.2    Cantech Purchase Price

Pursuant to Section 2.2 of the CTT Agreement, the purchase price of the Cantech Shares shall be equal to the Cantech Purchase Price.

2.3    Payment of Cantech Purchase Price

The Cantech Purchase Price shall be paid and satisfied at the Closing as set forth in Section 2.3 of the CTT Purchase Agreement.

2.4    Pre-Closing Cantech Purchase Price Adjustments

Any pre-closing Cantech Purchase Price adjustment shall be calculated, agreed upon, and paid as set forth in Section 2.4 of the CTT Purchase Agreement.

2.5    Creditor’s Pay-Out Letters

The Vendor shall deliver to the Purchaser or IPI prior to the Closing, Pay-Out Letters as set forth in Section 2.5 of the CTT Purchase Agreement.

2.6    Post-Closing Cantech Purchase Price Adjustments

Any post-closing Cantech Purchase Price adjustments shall be calculated and agreed upon as set forth in Section 2.6 of the CTT Purchase Agreement.

2.7    Payment of the Post-Closing Adjustment

Any post-closing Cantech Purchase Price adjustments shall be paid as set forth in Section 2.7 of the CTT Purchase Agreement.

2.8    No Proceeds

No proceeds shall be received or receivable by the Vendor or any other Person as consideration for such Person entering into a non-competition and confidentiality agreement with Purchaser in respect of this Agreement. Any such non-competition and confidentiality agreement is being entered into to maintain or preserve the fair market value of the Cantech Shares being purchased by the Purchaser.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1    Representations and Warranties of the Vendor

On the date hereof, the Vendor represents and warrants to and in favour of the Purchaser as set forth in Schedule 3.1 hereof and acknowledges that the Purchaser is relying upon such representations and warranties in entering into this Agreement and purchasing the Cantech Shares notwithstanding any investigation made at any time by or on behalf of the Purchaser.

3.2    Representations and Warranties of the Purchaser

On the date hereof, the Purchaser represents and warrants to and in favour of the Vendor as set forth in Schedule 3.2 hereof and acknowledges that the Vendor is relying upon such representations and warranties in entering into this Agreement notwithstanding any investigation made at any time by or on behalf of the Vendor and Cantech.

3.3    Investigation

No investigations, inspections, reviews, surveys or tests made by or on behalf of any Party at any time shall affect, mitigate, waive, diminish the scope of or otherwise affect any representation or warranty made by any other Party in or pursuant to this Agreement.

3.4    Disclosure. Intentionally Omitted.

3.5    Survival of Representations, Warranties and Covenants

3.5.1	All representations and warranties made by the Vendor in this Agreement and in the officer certificates delivered pursuant to Section 5.1.1(a) of the CTT Purchase Agreement shall survive the Closing as follows:

(a)	the representations and warranties set forth in Sections 3.1.1, 3.1.2, 3.1.3, 3.1.5, 3.1.6, 3.1.7, 3.1.9, 3.1.27, 3.1.42 of Schedule 3.1 (collectively, the “Vendor Fundamental Representations”) shall survive the Closing without time limit;

(b)	the representations and warranties set forth in Sections 3.1.31 and 3.1.32 of Schedule 3.1 with respect to Environmental and Tax matters shall survive the Closing and continue for a period ending ninety (90) days following the expiration of all applicable statutes of limitation pursuant to applicable Laws, including, in the case of Tax matters, all periods allowed for objecting to and appealing from the determination of any proceedings relating to any assessment or reassessment of any member of the Group in respect of any taxation period to which such representations and warranties or indemnity extend, taking into account any waiver or similar document extending such period; and

(c)	all of the other representations and warranties of the Vendor in this Agreement and in any Closing Document shall survive the Closing and continue for a period of twenty-four (24) months from the Closing Date.

After such periods, the Vendor shall have no further liability hereunder with respect to such representations and warranties except with respect to Claims made within such periods in accordance with the terms of this Agreement.

3.5.2	All representations and warranties made by the Purchaser in this Agreement and in the officer certificates delivered pursuant to Section 5.2.1(a) of the CTT Purchase Agreement shall survive the Closing as follows:

(a)	the representations and warranties set forth in Sections 3.2.1 and 3.2.2 (the “Purchaser Fundamental Representations”) shall survive the Closing without time limit; and

(b)	all of the other representations and warranties of the Purchaser in this Agreement and in any Closing Document shall survive the Closing and continue for a period of twenty-four (24) months from the Closing Date.

After such periods, the Purchaser shall have no further liability hereunder with respect to such representations and warranties except with respect to Claims made within such periods in accordance with the terms of this Agreement.

3.5.3	The covenants, obligations and agreements of each Party contained in this Agreement and in any Closing Document, as well as the right of the Purchaser Indemnified Parties to make Claims in respect of Section 7.1.1(c) of the CTT Purchase Agreement, shall survive the Closing and continue without time limit.

3.5.4	Notwithstanding anything herein contained to the contrary, in the case of any breach by a Party of any representation or warranty involving fraud, intentional or gross fault, there shall be no time limitation on the right of the other Parties to bring any Claim in respect of such breach and to be indemnified in respect thereof.

ARTICLE 4

COVENANTS

Intentionally Omitted

ARTICLE 5

CONDITIONS PRECEDENT

Intentionally Omitted

ARTICLE 6

CLOSING ARRANGEMENTS

6.1    Closing

The terms of Section 6.1 of the CTT Purchase Agreement are hereby incorporated mutatis mutandis.

6.2    Vendor’s Closing Deliveries

6.2.1	Vendor Deliveries. At the Closing, the Vendor and Cantech are delivering or causing to be delivered to the Purchaser the following documents:

(a)	all share certificates representing the Cantech Shares duly endorsed for transfer; and

(b)	all such other assurances, consents, transfer/deeds, agreements, instruments and Closing Documents as may be reasonably required by the Purchaser to complete the transactions provided for in this Agreement, all of which are in form and substance satisfactory to the Purchaser, acting reasonably.

6.3    Purchaser Closing Deliveries

The terms of Section 6.3 of the CTT Purchase Agreement are hereby incorporated mutatis mutandis.

ARTICLE 7

INDEMNIFICATION

The terms of Article 7 of the CTT Purchase Agreement are hereby incorporated mutatis mutandis.

ARTICLE 8

TERMINATION

Intentionally Omitted

ARTICLE 9

GUARANTEES

The terms of Article 9 of the CTT Purchase Agreement are hereby incorporated mutatis mutandis.

ARTICLE 10

GENERAL

The terms of Article 10 of the CTT Purchase Agreement are hereby incorporated mutatis mutandis.

(remainder of this page left blank intentionally)

IN WITNESS WHEREOF the Parties have executed this Agreement on the date first written hereinabove.

CANADIAN TECHNICAL TAPE LTD.		[CANTECH INDUSTRIES INC.]

By:		By:
	[●]		[●]

INTERTAPE POLYMER CORP.

By:
[●]

SCHEDULE 3.1

REPRESENTATIONS AND WARRANTIES OF THE VENDOR

Representations in respect of Cantech

3.1.1	Capacity and No Violation of Cantech

(a)	Cantech has been duly incorporated under all applicable Laws, is validly subsisting and is in good standing under the Laws of its jurisdiction of incorporation. Cantech has full corporate or legal power and authority to own and lease its assets and carry on its business as currently owned and carried on. Cantech is duly registered, licensed or qualified to carry on business in each jurisdiction in which the nature of the business now being carried on or the property owned or leased by it makes such registration, licensing or qualification necessary. No resolution has been adopted providing for the dissolution or winding up of Cantech.

(b)	Cantech has the requisite capacity and authority to enter into this Agreement and each Closing Document to which it is a party and to perform its obligations hereunder and thereunder.

(c)	The execution of this Agreement and the execution of the Closing Documents by Cantech, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action of Cantech.

(d)	This Agreement has been and each of the Closing Documents have been duly executed by Cantech and constitute legal, valid and binding obligations, enforceable against Cantech in accordance with their terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally.

(e)	The approval of this Agreement and each of the Closing Documents to which Cantech is a party, the execution by Cantech of this Agreement and of each of the Closing Documents to which Cantech is a party and the performance by it of its obligations hereunder and thereunder and the completion of the transactions contemplated herein and in the Closing Documents, will not result in:

(i)

a violation of, default under or breach of, require any consent (except for the Third Party Consents) to be obtained under or give rise to any termination rights by a third party, payment obligation by Cantech or rights of a third party the exercise of which would result in any breach or default under any provision of: (i) any Constating Records of Cantech, (ii) any

Contract or Permit to which Cantech is party or by which Cantech (or the Cantech Shares) are bound, or by which Cantech is subject or is the beneficiary, (iii) any shareholders’ agreement, or (iv) any Laws, or

(ii)	the creation or imposition of any Encumbrance upon the Cantech Shares.

3.1.2	Approvals and Consents. Other than the Third Party Consents, no consent, approval, notice, order, ruling, authorization, registration, declaration, filing, submission of information, waiver, sanction, license, exemption or permit is necessary or otherwise required to be obtained by Cantech from any Governmental Authority or Person or pursuant to any Law in connection with the execution of this Agreement or any Closing Document to which Cantech is a party or the consummation by Cantech contemplated hereby or thereby.

3.1.3	Title to Cantech Shares. The Vendor is at Closing, the absolute legal and beneficial owner of, and has at Closing, good and marketable title to all of the Cantech Shares, free and clear of all Encumbrances.

3.1.4	Intentionally Omitted.

3.1.5	Organization. The terms of Section 3.1.5 of the CTT Purchase Agreement are hereby incorporated mutatis mutandis.

3.1.6	Capitalization. The terms of Section 3.1.6 of the CTT Purchase Agreement are hereby incorporated mutatis mutandis.

3.1.7	Constating Records. The terms of Section 3.1.7 of the CTT Purchase Agreement are hereby incorporated mutatis mutandis.

3.1.8	Intentionally Omitted.

3.1.9	Capacity and No Violation of Group. The terms of Section 3.1.9 of the CTT Purchase Agreement are hereby incorporated mutatis mutandis.

3.1.10	Approvals and Consents. The terms of Section 3.1.10 of the CTT Purchase Agreement are hereby incorporated mutatis mutandis.

3.1.11	Intentionally Omitted.

3.1.12	Compliance with Laws. The terms of Section 3.1.12 of the CTT Purchase Agreement are hereby incorporated mutatis mutandis.

3.1.13	Absence of Questionable Payments; Anti-Money Laundering. The terms of Section 3.1.13 of the CTT Purchase Agreement are hereby incorporated mutatis mutandis.

3.1.14	Permits. The terms of Section 3.1.14 of the CTT Purchase Agreement are hereby incorporated mutatis mutandis

3.1.15	Restrictions on Business Activities. The terms of Section 3.1.15 of the CTT Purchase Agreement are hereby incorporated mutatis mutandis

3.1.16	Absence of Certain Changes or Events. The terms of Section 3.1.16 of the CTT Purchase Agreement are hereby incorporated mutatis mutandis.

3.1.17	Contracts. The terms of Section 3.1.17 of the CTT Purchase Agreement are hereby incorporated mutatis mutandis.

3.1.18	Major Suppliers and Customers. The terms of Section 3.1.18 of the CTT Purchase Agreement are hereby incorporated mutatis mutandis.

3.1.19	Financial Statements. The terms of Section 3.1.19 of the CTT Purchase Agreement are hereby incorporated mutatis mutandis.

3.1.20	Absence of Undisclosed Liabilities. The terms of Section 3.1.20 of the CTT Purchase Agreement are hereby incorporated mutatis mutandis.

3.1.21	Capital Expenditures. The terms of Section 3.1.21 of the CTT Purchase Agreement are hereby incorporated mutatis mutandis.

3.1.22	Grants and Subsidies. The terms of Section 3.1.22 of the CTT Purchase Agreement are hereby incorporated mutatis mutandis.

3.1.23	Bank Accounts and Related Powers of Attorney. The terms of Section 3.1.23 of the CTT Purchase Agreement is hereby incorporated mutatis mutandis.

3.1.24	Accounts Receivable. The terms of Section 3.1.24 of the CTT Purchase Agreement is hereby incorporated mutatis mutandis.

3.1.25	Inventories. The terms of Section 3.1.25 of the CTT Purchase Agreement is hereby incorporated mutatis mutandis.

3.1.26	Sufficiency of Assets. The terms of Section 3.1.26 of the CTT Purchase Agreement is hereby incorporated mutatis mutandis.

3.1.27	Title to Assets. The terms of Section 3.1.27 of the CTT Purchase Agreement is hereby incorporated mutatis mutandis.

3.1.28	Condition of Assets. The terms of Section 3.1.28 of the CTT Purchase Agreement is hereby incorporated mutatis mutandis.

3.1.29	Books and Records. The terms of Section 3.1.29 of the CTT Purchase Agreement is hereby incorporated mutatis mutandis.

3.1.30	Litigation. The terms of Section 3.1.30 of the CTT Purchase Agreement is hereby incorporated mutatis mutandis.

3.1.31	Environmental Matters. The terms of Section 3.1.31 of the CTT Purchase Agreement is hereby incorporated mutatis mutandis.

3.1.32	Tax Matters. The terms of Section 3.1.32 of the CTT Purchase Agreement is hereby incorporated mutatis mutandis.

3.1.33	Related Party Transactions. The terms of Section 3.1.33 of the CTT Purchase Agreement is hereby incorporated mutatis mutandis.

3.1.34	Employee Matters. The terms of Section 3.1.34 of the CTT Purchase Agreement is hereby incorporated mutatis mutandis.

3.1.35	Employee Plans. The terms of Section 3.1.35 of the CTT Purchase Agreement is hereby incorporated mutatis mutandis.

3.1.36	Data protection. The terms of Section 3.1.36 of the CTT Purchase Agreement is hereby incorporated mutatis mutandis.

3.1.37	Real Properties. The terms of Section 3.1.37 of the CTT Purchase Agreement is hereby incorporated mutatis mutandis.

3.1.38	Intellectual Property Rights. The terms of Section 3.1.38 of the CTT Purchase Agreement is hereby incorporated mutatis mutandis.

3.1.39	Computer Systems and Software. The terms of Section 3.1.39 of the CTT Purchase Agreement is hereby incorporated mutatis mutandis.

3.1.40	Insurance. The terms of Section 3.1.40 of the CTT Purchase Agreement is hereby incorporated mutatis mutandis.

3.1.41	Warranties and Product Liability. The terms of Section 3.1.41 of the CTT Purchase Agreement is hereby incorporated mutatis mutandis.

3.1.42	No Broker. The terms of Section 3.1.42 of the CTT Purchase Agreement is hereby incorporated mutatis mutandis.

3.1.43	Material Facts Disclosed. The terms of Section 3.1.43 of the CTT Purchase Agreement is hereby incorporated mutatis mutandis.

SCHEDULE 3.2

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

Representations in respect of the Purchaser

3.2.1	Organization. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of Delaware.

3.2.2	Authority and No Violation. Schedule 3.2.2 of the CTT Purchase Agreement is hereby incorporated mutatis mutandis.

3.2.3	Approvals and Consents. Schedule 3.2.3 of the CTT Purchase Agreement is hereby incorporated mutatis mutandis.

3.2.4	Accredited Investor Status. The Purchaser is an “accredited investor” as defined in Rule 501 promulgated by the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended.

3.2.5	Intentionally omitted.

EXHIBIT E

FORM OF NON-COMPETITION AGREEMENT

(See attached document)

THIS NON-COMPETITION AGREEMENT is made as of [●], 2017 and effective immediately after the Closing and the acquisition of the Cantech Shares by IPC

AMONG:	INTERTAPE POLYMER GROUP INC., a legal person duly incorporated under the Canada Business Corporations Act, having its head office at 800 Place Victoria, Suite 3700, Montréal, Québec, H4Z 1E9;

(“IPG”)

AND:	LENALCO HOLDINGS (CANADA) LTD., a legal person duly incorporated under the Canada Business Corporations Act, having its head office at 65 Grafton Street, Charlottetown, Prince Edward Island, C1A 8B9;

(“Lenalco”)

AND:	CANADIAN TECHNICAL TAPE LTD., a legal person duly incorporated under the Canada Business Corporations Act, having its head office at 1400 Rosemount Street, Cornwall, Ontario, K6H 5V1;

(“CTT”)

AND:	HOWARD COHEN, business person, resident and domiciled at 316 Berwick Avenue, Mont-Royal, Québec, H3R 1Z6;

AND:	PAUL JOSEPH COHEN, business person, resident and domiciled at 584 Castlefield Avenue, Toronto, Ontario, M5N 1L8;

AND:	169892 CANADA INC., a legal person duly incorporated under the Canada Business Corporations Act, having its head office at 455 Cote-Vertu Road, St-Laurent, Québec, H4N 1E8;

(“169892”)

AND:	169893 CANADA INC., a legal person duly incorporated under the Canada Business Corporations Act, having its head office at 584 Castlefield Avenue, Toronto, Ontario M5N 1L8;

(“169893”)

WHEREAS IPG, Intertape Polymer Inc. (the “Purchaser”), Intertape Polymer Corp. (“IPC”), CTT, Lenalco Holdings (Canada) Ltd., 169892 Canada Inc., 169893 Canada Inc., Paul Joseph Cohen and Howard Cohen have entered into an asset purchase agreement on [●], 2017 (the “Purchase Agreement”) pursuant to which, inter alia, the Purchaser agreed to purchase, and CTT agreed to sell, all or substantially all of the assets of CTT (except the Cantech Shares, the Owned Property located at 455, boulevard de la Côte-Vertu in Montreal (Québec) H4N 1E8 on lots 1 985 289 and 1 985 292 of the Cadastre du Québec and the other Excluded Assets), the whole in accordance with the terms and subject to the conditions therein contained;

WHEREAS the shares of Cantech Industries Inc. (“Cantech”) have been purchased by IPC simultaneously with the purchase by the Purchaser of the assets of CTT pursuant to a share purchase agreement (the “Cantech SPA”);

WHEREAS the execution, delivery and performance of this Non-Competition Agreement is integral to the obligation of the Purchaser and IPC to complete the transactions and satisfy the obligations set forth in the Purchase Agreement and the Cantech SPA, as applicable, without which the Purchaser and IPC would not have agreed to enter into the Purchase Agreement and the Cantech SPA, as applicable;

NOW THEREFORE, in consideration of the premises and mutual agreements herein contained, and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each Party), the Parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

The capitalized words and expressions used in this Non-Competition Agreement or in its Schedules shall have the meaning ascribed to them in Exhibit A. All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Purchase Agreement.

1.2	Articles, Sections and Headings

The division of this Non-Competition Agreement into Articles, Sections and Schedules and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Non-Competition Agreement. The terms “hereof”, “hereunder”, “herein” and similar expressions refer to this Non-Competition Agreement as a whole and not to any particular Article, Section, Schedule or other portion hereof. References herein to Articles, Sections or Schedules are to Articles, Sections and Schedules of this Non-Competition Agreement unless otherwise expressly stated herein.

1.3	Extended Meanings

In this Non-Competition Agreement, words importing the singular number also include the plural and vice versa and words importing any gender include all genders. The term “including” means “including, without limiting the generality of the foregoing”.

1.4	Calculation of Time

1.4.1	Time. Time is of the essence of this Non-Competition Agreement.

1.4.2	Calculation of Time. Unless otherwise specified, time periods within or following which any act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends. Where the last day of any such time period is not a Business Day, such time period shall be extended to the next Business Day following the day on which it would otherwise end.

1.4.3	Business Days. Whenever any action to be taken pursuant to this Non-Competition Agreement would otherwise be required to be made on a day that is not a Business Day, such action shall be taken on the first Business Day following such day.

1.4.4	Time of Day. All references to times of the day are to the times of the day in Montreal, QC.

1.5	Exhibits and Schedules

Exhibit A attached hereto and the Purchase Agreement are incorporated by reference and deemed to be part hereof.

ARTICLE 2

RESTRICTIVE COVENANTS

2.1	Restrictive Covenants

2.1.1	Non-Competition. Each of Lenalco, CTT, 169892, 169893, Howard Cohen, and Paul Joseph Cohen hereby agrees and undertakes in favour of IPG, its Affiliates (including, for greater certainty existing Affiliates as well as Affiliates from and after Closing) as well as their respective successors and assigns (collectively, the “Beneficiaries”) for a period of five years following the Closing Date (the “Restricted Period”) to refrain from directly or indirectly being employed by, performing services for, owning or having an interest in, managing, operating, participating with or assisting in any way in, any Person (other than a Beneficiary), or allowing its or his name to be used by a Person that, directly or indirectly, is engaged in the manufacturing and sale of pressure sensitive tape (a “Competing Business”), anywhere within the territory of Canada and the United States of America; provided, however, that for the purposes of this Section 2.1, ownership of securities having no more than one percent (1%) of the outstanding voting power of any entity which is listed on any national securities exchange shall not be deemed to be in violation of this Section 2.1 as long as the Person owning such securities has no other connection or relationship with such entity.

2.1.2

Non-Solicitation - Clients. As a separate and independent covenant, throughout the Restricted Period, each of Lenalco, CTT, 169892, 169893, Howard Cohen, and Paul Joseph Cohen hereby agrees and undertakes in favour of the Beneficiaries that it shall not, directly or indirectly, solicit, initiate or participate in discussions or otherwise contact a Client for the purposes of offering or selling goods, products or services in connection with a Competing Business or incite the said Client to amend or sever its business relationship with a Beneficiary.

2.1.3	Non-solicitation – Employees. As a separate and independent covenant, throughout the Restricted Period, each of Lenalco, CTT, 169892, 169893, Howard Cohen, and Paul Joseph Cohen hereby agrees and undertakes in favour of the Beneficiaries that it shall not, directly or indirectly, hire or solicit, or in any way entice any employee or consultant of a Beneficiary to leave his or her employment with, or otherwise amend or terminate the terms of its relationship with a Beneficiary.

2.1.4	Non-Solicitation – Suppliers. As a separate and independent covenant, throughout the Restricted Period, each of Lenalco, CTT, 169892, 169893, Howard Cohen, and Paul Joseph Cohen hereby agrees and undertakes in favour of the Beneficiaries that it shall not, directly or indirectly, take any action whatsoever that would cause a supplier to reduce, curtail or terminate, in whole or in part, its relationship with a Beneficiary except as directed in the performance of its duties on behalf of IPG and its Affiliates.

2.1.5	Acknowledgement. Each of Lenalco, CTT, 169892, 169893, Howard Cohen, and Paul Joseph Cohen acknowledge that their respective covenants set forth in this Non-Competition Agreement have been granted in the view of maintaining or preserving the fair market value of (i) the goodwill of the Business being purchased by the Purchaser and are integral to the Purchase Agreement and (ii) the Cantech Shares being purchased by IPC pursuant to the Cantech SPA and are integral to the Cantech SPA and that, but for the agreement of each of Lenalco, CTT, 169892, 169893, Howard Cohen, and Paul Joseph Cohen to comply with these covenants, the Purchaser would not have entered into the Purchase Agreement and IPC would not have entered into the Cantech SPA. Each of Lenalco, CTT, 169892, 169893, Howard Cohen, and Paul Joseph Cohen further expressly acknowledge hereby that: (a) they fully understand the terms of this Article 2 and the restrictive and binding effect of such terms, and have each reviewed them with legal counsel and thereby addressed the reasonableness of the geographic region within which the non-competition covenant operates, the time period during which the restrictive covenants is to remain in effect and the scope of activities restricted hereby; (b) the restrictive covenants contained in this Article 2 are both necessary and reasonable for the protection of the legitimate business interests of the Beneficiaries, and will not in themselves impair the reasonable livelihood or financial opportunity of Lenalco, CTT, 169892, 169893, Howard Cohen, and Paul Joseph Cohen, (c) the execution of this Article 2 reflects the desire and intent of the Parties that such provisions be upheld in their entirety and that the Beneficiaries have the full benefit of same, and (d) no proceeds are received or receivable as consideration for entering into this Non-Competition Agreement.

2.2	Confidentiality and Non-disclosure

Each of Lenalco, CTT, 169892, 169893, Howard Cohen, and Paul Joseph Cohen hereby agree and undertake that it shall not, at any time henceforth, directly or indirectly disclose to any Person, any Confidential Information relating to a Beneficiary or the Business. Each of Lenalco, CTT, 169892, 169893, Howard Cohen, and Paul Joseph Cohen shall take all reasonable precautions to preserve the confidential, proprietary and secret nature of all Confidential Information which is disclosed to or otherwise in its possession in connection with a Beneficiary or the Business. The obligations of Lenalco, CTT, 169892, 169893, Howard Cohen, and Paul Joseph Cohen hereunder shall not apply to any Confidential Information which: (i) it can reasonably demonstrate through documentation that it has become generally known to the trade or the public, through no fault or action on its part, prior to or subsequent to the disclosure; (ii) in the reasonable opinion of counsel to Lenalco, CTT, 169892, 169893, Howard Cohen, or Paul Joseph Cohen, is required to be disclosed in the context of any Claim made by or against a Purchaser Indemnified Party under the Purchase Agreement or any Closing Document; or (iii) was required by Law to be disclosed by court order or other lawful process. In the last situation, each of Lenalco, CTT, 169892, 169893, Howard Cohen, and Paul Joseph Cohen will disclose Confidential Information only to the extent required to fulfill such purpose or legal requirements. In the event that any of Lenalco, CTT, 169892, 169893, Howard Cohen, and Paul Joseph Cohen become legally compelled to disclose any Confidential Information, it will promptly notify IPG of such fact so that IPG may seek and appropriation remedy to prevent such production, and request the person demanding such production to allow IPG a reasonable period of time to seek such remedy.

ARTICLE 3

GENERAL

3.1	Further Assurances

Each of the Parties hereto shall from time to time execute and deliver all such further documents and instruments and do all acts and things as another Party may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Non-Competition Agreement.

3.2	No Waiver

Failure of a Party to insist upon the strict performance of any term or condition of this Non-Competition Agreement or to exercise any right, remedy or recourse hereunder shall not be construed as a waiver or relinquishment of any such term and condition.

3.3	Cost and Expenses

Each of the Parties shall be responsible for and pay their respective legal, financial advisory and accounting costs and expenses incurred in connection with the consummation of the transactions contemplated herein, including the preparation, execution and delivery of this Non-Competition Agreement, and any other costs and expenses whatsoever and howsoever incurred in connection herewith and/or therewith.

3.4	Successors, Assigns and Assignments

This Non-Competition Agreement will enure to the benefit of and be binding upon the respective successors (including any successor by reason of the amalgamation or statutory arrangement of any Party) and permitted assigns of the Parties. This Non-Competition Agreement may not be assigned by any Party without the prior written consent of the other Parties, except that IPG may, without the prior written consent of the other Parties, assign all or part of its rights and/or obligations under this Non-Competition Agreement to (i) an Affiliate or a wholly owned Subsidiary of IPG or (ii) to the subsequent purchaser of all or a substantially all of its assets or of the Business.

3.5	Entire Agreement

This Non-Competition Agreement and the Closing Documents constitute the entire agreement between the Parties with respect to the subject matters hereof and thereof and cancels and supersedes any prior understandings, agreements, negotiations and discussions between the Parties with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the Parties other than as expressly set forth in this Non-Competition Agreement.

3.6	Amendments and Waivers

No amendment to this Non-Competition Agreement shall be valid or binding unless set forth in writing and duly executed by all Parties. No waiver of any breach of any provision of this Agreement or any waiver or consent to depart from the requirements of this Non-Competition Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, will be limited to the specific breach waived.

3.7	Notices

Any notice, direction or other communication to be given under this Non-Competition Agreement shall be in writing and given or made in accordance with Section [10.8] of the Purchase Agreement which shall apply, mutatis mutandis, to this Non-Competition Agreement.

3.8	Governing Law and Forum

This Non-Competition Agreement shall be governed by and construed in accordance with the Laws of the Province of Quebec and the Laws of Canada applicable therein (excluding any conflict of laws rule or principle, foreign or domestic, which might refer such interpretation to the laws of another jurisdiction). The Parties hereby irrevocably and unconditionally submit to the exclusive jurisdiction of the courts of the Province of Quebec and elect domicile in the City of Montreal with respect to any matter relating to the execution or construction of this Non-Competition Agreement or the exercise of any right or the enforcement of any obligation arising hereunder (excluding any conflict of forum rule or principle, foreign or domestic, which might refer such matter to the courts of another jurisdiction). Notwithstanding the foregoing, nothing contained in this Section 3.8 shall limit: (i) the right of any Party to seek provisional or protective relief in the courts of another country prior to, during or after any substantive proceedings have been instituted in Canada pursuant this Non-Competition Agreement; or (ii) the right of the Parties to bring enforcement proceedings in another jurisdiction in connection with a Canadian judgment.

3.9	Severability

If any provision of this Non-Competition Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such determination shall not impair or affect the validity, legality or enforceability of the remaining provisions hereof, and each provision is hereby declared to be separate, severable and distinct.

3.10	Counterparts

This Non-Competition Agreement may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original but all of which taken together shall be deemed to constitute one and the same agreement. A facsimile or electronic transmission of the Non-Competition Agreement bearing a signature on behalf of a Party shall be legal and binding on such Party.

3.11	Language

The Parties acknowledge that they have required that this Non-Competition Agreement and all related documents be drawn up in English. Les parties reconnaissent avoir exigé que la présente convention de non-concurrence et tous les documents connexes soient rédigés en anglais.

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IN WITNESS WHEREOF the Parties have executed this Non-Competition Agreement on the date first written hereinabove.

INTERTAPE POLYMER GROUP INC.

By:

By:

LENALCO HOLDINGS (CANADA) LTD.	CANADIAN TECHNICAL TAPE LTD.

By:	By:

169892 CANADA INC.	169893 CANADA INC.

By:	By:

HOWARD COHEN	PAUL JOSEPH COHEN

EXHIBIT A

DEFINITIONS

1.1	Definitions

1.1.1	“169892” has the meaning ascribed thereto in the preamble;

1.1.2	“169893” has the meaning ascribed thereto in the preamble;

1.1.3	“Beneficiaries” has the meaning ascribed thereto in Section 2.1.1;

1.1.4	“Cantech” has the meaning ascribed thereto in the preamble;

1.1.5	“Cantech SPA” has the meaning ascribed thereto in the preamble;

1.1.6	“Client” means any Person to whom any CTT or Cantech provides or has provided services, or sells or has sold products to at any time during the Restricted Period or the twelve (12) month period preceding the Closing Date;

1.1.7	“Competing Business” has the meaning ascribed thereto in Section 2.1.1;

1.1.1	“Confidential Information” means the whole or any portion of any knowledge, data or information relating to a party, its assets, businesses, affairs, finances, operations and general activities, including but not limited to financial information and data, current or proposed business and financing plans, budgets, markets, customers, suppliers, distributors and sub-contractor information as well as a party’s technology, information, know-how, trade secrets, copyrights, industrial designs, trademarks, patents and other similar industrial or intellectual properties;

1.1.2	“CTT” has the meaning ascribed thereto in the preamble;

1.1.3	“IPC” has the meaning ascribed thereto in the preamble;

1.1.4	“IPG” has the meaning ascribed thereto in the preamble;

1.1.5	“Lenalco” has the meaning ascribed thereto in the preamble;

1.1.6	“Purchase Agreement” has the meaning ascribed thereto in the preamble;

1.1.7	“Purchaser” has the meaning ascribed thereto in the preamble;

1.1.8	“Non-Competition Agreement” means this non-competition agreement, its recitals, together with its Exhibits and all amendments made hereto by written agreement between the Parties;

1.1.9	“Restricted Period” has the meaning ascribed thereto in Section 2.1.1;

1.1.10	“Purchase Agreement” has the meaning ascribed thereto in the preamble;

1.1.11	“Purchaser” has the meaning ascribed thereto in the preamble.

EXHIBIT F

FORM OF VENDOR RELEASE

(See attached document)

FORM OF VENDOR RELEASE

To:	CANTECH INDUSTRIES INC., a legal person duly incorporated under the laws of Delaware, having its head office at 2222 Eddie Williams Road, Johnson City, Tennessee 37601 (the “Corporation”);

WHEREAS Intertape Polymer Group Inc., Intertape Polymer Inc. (the “Purchaser”), Intertape Polymer Corp. (“IPC”), Canadian Technical Tape Ltd. (the “Vendor”), Lenalco Holdings (Canada) Ltd., 169892 Canada Inc., 169893 Canada Inc., Paul Joseph Cohen and Howard Cohen have entered into an asset purchase agreement on [●], 2017 (the “Purchase Agreement”) pursuant to which, inter alia, (i) the Purchaser agreed to purchase, and the Vendor agreed to sell, all or substantially all of the assets of the Vendor (except the Cantech Shares, the Owned Property located at 455, boulevard de la Côte-Vertu in Montreal (Québec) H4N 1E8 on lots 1 985 289 and 1 985 292 of the Cadastre du Québec (the “Montreal Property”) and the other Excluded Assets (as therein defined)), and (ii) IPC agreed to purchase, and the Vendor agreed to sell the Cantech Shares (as defined in the Purchase Agreement) pursuant to a share purchase agreement dated contemporaneously herewith between Vendor and IPC (the “Cantech SPA”), the whole in accordance with the terms and subject to the conditions therein contained.

WHEREAS the execution and delivery of this resignation and release is a condition precedent to the obligation of the Purchaser to complete the transactions and satisfy the obligations set forth in the Purchase Agreement, without which the Purchaser would not have agreed to enter into the Purchase Agreement.

In consideration of the sum paid by the Purchaser pursuant to the terms of the Purchase Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby recognized, each of the undersigned, on behalf of himself/itself, his/its heirs, successors and assigns (hereinafter collectively referred to as the “Releasor”) does hereby fully and unconditionally remise, release and forever discharge the Corporation, together with its parents, subsidiaries, divisions and affiliates and all their respective officers, directors, employees, servants and agents and all of their heirs, successors and assigns (hereinafter collectively referred to as the “Releasee”), individually and collectively from any and all Released Claims except for the Excluded Claims.

“Released Claims” means actions, causes of action, suits, proceedings, debts, dues, contracts and covenants, whether expressed or implied, claims or demands for damages, sums due, indemnity, costs, interest, loss or injury of every nature and kind whatsoever and howsoever arising which the Releasor may heretofore have had, may now have, or may hereinafter have for or by reason of or in any way arising out of any cause, matter or thing done or omitted to be done, including without limitation, in any way relating to or in connection with having been a creditor, guarantor or shareholder (whether direct or indirect) of the Corporation.

“Excluded Claims” means actions, causes of action, suits, proceedings, debts, dues, contracts and covenants, whether expressed or implied, claims or demands for damages, sums due,

indemnity, costs, interest, loss or injury of every nature and kind whatsoever and howsoever arising which the Releasor may have or may hereinafter have for or by reason of or in any way arising out of the Releasor’s rights under the Cantech SPA, Purchase Agreement, the lease dated on or about the date hereof between the Vendor and an affiliate of the Purchaser in respect of the Montreal Property, any agreement ancilliary to any of the foregoing, and any claim defined as an “excluded claim” in the Form of D&O Resignation and Release executed by Paul Joseph Cohen and Howard Cohen contemporaneously herewith.

Each Releasor agrees and undertakes not to encourage or instigate any claims by other persons or entities against the Releasee in connection with the Released Claims except for the Excluded Claims or institute or continue any proceedings by way of action, arbitration or otherwise against any person or entity who or which might be entitled to claim contribution, indemnity, damages or other relief over or against the Releasee in connection with the Released Claims except for the Excluded Claims. Each Releasor further represents and warrants to and in favour of the Releasee that it has not assigned, transferred or otherwise alienated any of his, hers, or its rights in any Released Claims to any person.

This release shall enure to the benefit of each Releasee’s respective heirs, executors, administrators, legal and/or personal representatives, successors and assigns, as applicable, and shall be binding upon the successors and assigns of the Releasor.

The capitalized words and expressions used in this release, unless otherwise defined herein, shall have the meaning ascribed to them in the Purchase Agreement. This release shall be governed by and construed in accordance with the Laws of the Province of Québec and the Laws of Canada applicable therein (excluding any conflict of laws rule or principle, foreign or domestic, which might refer such interpretation to the laws of another jurisdiction). This release may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original but all of which taken together shall be deemed to constitute one and the same agreement. A facsimile or electronic transmission of this release bearing a signature on behalf of a party shall be legal and binding on such party. The parties hereto acknowledge that they have required that this release and all related documents be drawn up in English. Les parties aux présentes reconnaissent avoir exigé que la présente quittance et tous les documents connexes soient rédigés en anglais.

DATED this      day of             , 2017.

LENALCO HOLDINGS (CANADA) LTD.	CANADIAN TECHNICAL TAPE LTD.

By:	By:

169892 CANADA INC.	169893 CANADA INC.

By:	By:

HOWARD COHEN	PAUL JOSEPH COHEN

READ AND ACCEPTED on this      day of             , 2017.

CANTECH INDUSTRIES INC.

By:
[●]

EXHIBIT G

FORM OF BILL OF SALE

(See attached document)

BILL OF SALE entered into on [date] and effective at 12:01 a.m. on that date (the “Effective Time”)

AMONG:	CANADIAN TECHNICAL TAPE LTD., a legal person duly incorporated under the Canada Business Corporations Act, having its head office at 1400 Rosemount Street, Cornwall, Ontario, K6H 5V1;

(the “Vendor”)

AND:	INTERTAPE POLYMER INC., a legal person duly incorporated under the Canada Business Corporations Act, having its head office at 800 Place Victoria, Suite 3700, Montreal, Québec, H4Z 1E9;

(the “Purchaser”)

WHEREAS Intertape Polymer Group Inc., the Purchaser, Intertape Polymer Corp. (“IPC”), the Vendor, Cantech Industries Inc., Lenalco Holdings (Canada) Ltd., 169892 Canada Inc., 169893 Canada Inc., Paul Joseph Cohen and Howard Cohen have entered into an asset purchase agreement on [●], 2017 (the “Asset Purchase Agreement”) pursuant to which, inter alia, the Purchaser agreed to purchase, and the Vendor agreed to sell, all or substantially all of the assets of the Vendor (except the Owned Property located at 455, boulevard de la Côte-Vertu in Montreal (Québec) H4N 1E8 on lots 1 985 289 and 1 985 292 of the Cadastre du Québec, the Cantech Shares and the Excluded Assets) and IPC agreed to purchase, and the Vendor agreed to sell, all of the issued and outstanding shares in the share capital of Cantech Industries Inc., the whole in accordance with the terms and subject to the conditions therein contained;

WHEREAS the Parties wish to confirm the closing of the transaction contemplating the purchase of the Purchased Assets, the whole as provided for in the Asset Purchase Agreement;

NOW, THEREFORE, in consideration of the premises and mutual agreements herein contained, and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each Party), les Parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

The definitions set forth in Schedule 1.1 shall apply to this Agreement and the schedules hereto. Unless otherwise defined in this Agreement, the capitalized words and expressions used herein shall have the meaning given thereto in the Asset Purchase Agreement.

1.2	Articles, Sections and Headings

The division of this Agreement into Articles, Sections and Schedules and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Agreement. The terms “hereof”, “hereunder”, “herein” and similar expressions refer to this Agreement and not to any particular Article, Section, Schedule or other portion hereof. References herein to Articles, Sections or Schedules are to Articles, Sections and Schedules of this Agreement unless otherwise expressly stated herein.

1.3	Extended Meaning

In this Agreement, words importing the singular number also include the plural and vice versa and words importing any gender include all genders. The term “including” means “including, without limiting the generality of the foregoing”.

1.4	Schedules

Schedules 1.1 and 2.1 attached hereto are incorporated by reference and shall be deemed to form a part hereof.

ARTICLE 2

PURCHASE AND SALE

2.1	Purchase and Sale of Purchased Assets

In consideration for payment of the Purchase Price and subject to the other terms and conditions set forth in the Asset Purchase Agreement, the Vendor hereby sells, transfers and conveys to the Purchaser, which hereby accepts, effective as of the Effective Time on the date hereof, all of the Vendor’s rights and titles to and interests in the following assets, provided that each such asset is not an Excluded Asset:

(a)	the Assigned Contracts;

(b)	the Fixed Assets;

(c)	all Inventories;

(d)	the Intellectual Property owned or used by the Vendor in connection with the Business;

(e)	the Accounts Receivable due or other debts due or accruing to the Vendor in connection with the Business;

(f)	all prepaid expenses, credits, advance payments, claims, security, refunds, rights of recovery, rights of set-off, rights of recoupment, deposits, charges, sums and fees (excluding any such item relating to the payment of income Taxes of the Vendor);

(g)	all of Vendor’s rights under warranties, indemnities and all similar rights against third parties to the extent related to any Purchased Assets;

(h)	all Books and Records relating to the Business (other than the Constating Records of the Vendor);

(i)	all Claims of the Vendor relating to the Business or any of its assets other than in respect of the Vendor’s income Taxes;

(j)	all Permits owned or used by the Vendor in connection with the Business to the extent transferable;

(k)	all goodwill of the Vendor in connection with the Business, together with the exclusive right to the Purchaser to represent itself as carrying on the Business in continuation of and in succession to the Vendor; and

(l)	the assets set forth in Schedule 2.1.

ARTICLE 3

LIABILITIES

3.1	Assumed Liabilities

In accordance with the terms and conditions of the Asset Purchase Agreement, the Purchaser hereby agrees to assume, pay, satisfy, discharge, perform and fulfill the Assumed Liabilities effective as and from the Effective Time on the date hereof.

ARTICLE 4

INTELLECTUAL PROPERTY

4.1	Registered Intellectual Property

In respect of the Intellectual Property owned or used by the Vendor in connection with the Business and those assets set forth in Schedule 2.1, as applicable (the “Registered IP”), the Vendor hereby authorizes the Purchaser to request the relevant trademark offices to record the Purchaser as the transferee and the owner of the Registered IP. The Vendor hereby covenants and agrees not to contest or oppose the validity of sale, transfer, and conveyance nor the validity or ownership of the Purchaser to any Registered IP.

ARTICLE 5

GENERAL PROVISIONS

5.1	Precedence

This Agreement is entered into in accordance with the Asset Purchase Agreement, and it shall not operate to amend the Asset Purchase Agreement or derogate therefrom. Should a provision of this Agreement be incompatible with the provisions of the Asset Purchase Agreement, the provisions of the Asset Purchase Agreement shall take precedence over this Agreement.

5.2	Further Assurances

Each of the Parties hereto shall from time to time execute and deliver all such further documents and instruments and do all acts and things as another Party may reasonably require to give effect to this Agreement or better evidence or perfect the full intent and meaning of this Agreement.

5.3	Successors, Assigns and Assignments

This Agreement will enure to the benefit of and be binding upon the respective successors and permitted assigns of the Parties. This Agreement may not be assigned by any Party hereto without the prior written consent of the other Party, except that the Purchaser may, without the prior written consent of the Vendor, assign all or part of its rights and/or obligations under this Agreement to one or more Affiliates of the Purchaser.

5.4	Entire Agreement

This Agreement, the Asset Purchase Agreement and the other Closing Documents constitute the entire agreement between the Parties with respect to the subject matters hereof and cancels and supersedes any prior understandings and agreements between the Parties with respect thereto, including the Letter of Intent. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the Parties other than as expressly set forth in this Agreement, the Asset Purchase Agreement and the other Closing Documents.

5.5	Amendments and Waivers

No amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by all Parties. No waiver of any breach of any provision of this Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, will be limited to the specific breach waived.

5.6	Notices

Any demand, notice or other communication to be given in connection with this Agreement shall be sent in writing and will be given and formulated in keeping with Section [10.8] of the Asset Purchase Agreement, mutatis mutandis, that applies to this Agreement.

5.7	Governing Law

This Agreement shall be governed by and construed in accordance with the Laws of the Province of Québec and the Laws of Canada applicable therein (excluding any conflict of laws rule or principle, foreign or domestic, which might refer such interpretation to the laws of another jurisdiction). The Parties hereby irrevocably and unconditionally submit to the exclusive jurisdiction of the courts of the Province of Québec and elect domicile in the City of Montreal with respect to any matter relating to the execution or construction of this Agreement or the exercise of any right or the enforcement of any obligation arising hereunder (excluding any conflict of forum rule or principle, foreign or domestic, which might refer such matter to the courts of another jurisdiction). Notwithstanding the foregoing, nothing contained in this Section 5.7 shall limit: (i) the right of any Party to seek provisional or protective relief in the courts of another country prior to, during or after any substantive proceedings have been instituted in Canada pursuant this Agreement; or (ii) the right of the Parties to bring enforcement proceedings in another jurisdiction in connection with a Canadian judgment.

5.8	Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such determination shall not impair or affect the validity, legality or enforceability of the remaining provisions hereof, and each provision is hereby declared to be separate, severable and distinct.

5.9	Counterparts

This Agreement may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original but all of which taken together shall be deemed to constitute one and the same agreement. A facsimile or electronic transmission of the Agreement bearing a signature on behalf of a Party shall be legal and binding on such Party.

5.10	Language

The Parties acknowledge that they have required that this Agreement and all related documents be drawn up in English. Les parties reconnaissent avoir exigé que la présente convention et tous les documents connexes soient rédigés en anglais.

(remainder of this page left blank intentionally)

IN WITNESS WHEREOF, the Parties have executed this Agreement.

CANADIAN TECHNICAL TAPE LTD.

By:
[●]

INTERTAPE POLYMER INC.

By:
[●]

By:
[●]

SCHEDULE 1.1

DEFINITIONS

1.1    Definitions

1.1.1	“Agreement” means this Bill of Sale;

1.1.2	“Asset Purchase Agreement” has the meaning given in the preamble;

1.1.3	“Purchaser” has the meaning given thereto in the preamble;

1.1.4	“Parties” means the Vendor and the Purchaser, and “Party” means any one of them;

1.1.5	“Vendor” has the meaning given in the preamble.

SCHEDULE 2.1

CERTAIN PURCHASED ASSETS

[NTD: To be completed.]

EXHIBIT H

TRANSFER PRICE REPORT

(See attached document)

EXHIBIT I

FORM OF D&O RELEASE

(See attached document)

FORM OF D&O RESIGNATION AND RELEASE

To:	CANTECH INDUSTRIES INC., a legal person duly incorporated under the laws of Delaware, having its head office at 2222 Eddie Williams Road, Johnson City, Tennessee 37601 (the “Corporation”);

WHEREAS Intertape Polymer Group Inc., Intertape Polymer Inc. (the “Purchaser”), Intertape Polymer Corp. (“IPC”), Canadian Technical Tape Ltd. (the “Vendor”), Lenalco Holdings (Canada) Ltd., 169892 Canada Inc., 169893 Canada Inc., Paul Joseph Cohen and Howard Cohen have entered into an asset purchase agreement on [●], 2017 (the “Purchase Agreement”) pursuant to which, inter alia, (i) the Purchaser agreed to purchase, and the Vendor agreed to sell, all or substantially all of the assets of the Vendor (except the Cantech Shares, the Owned Property located at 455, boulevard de la Côte-Vertu in Montreal (Québec) H4N 1E8 on lots 1 985 289 and 1 985 292 of the Cadastre du Québec (the “Montreal Property”) and the other Excluded Assets (as therein defined)) and (ii) IPC agreed to purchase, and the Vendor agreed to sell the Cantech Shares (as defined in the Purchase Agreement) pursuant to a share purchase agreement dated contemporaneously herewith between the Vendor and IPC (the “Cantech SPA”), the whole in accordance with the terms and subject to the conditions therein contained.

WHEREAS the execution and delivery of this resignation and release is a condition precedent to the obligation of the Purchaser to complete the transactions and satisfy the obligations set forth in the Purchase Agreement, without which the Purchaser would not have agreed to enter into the Purchase Agreement.

I, [Name of Director/Officer] (the “Individual”), hereby submit my resignation as [director and officer] of the Corporation, this resignation being effective immediately.

In consideration of the mutual releases set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby recognized, each of the Individual (on behalf of his or her self, heirs, successors and assigns) on the one hand, and the Corporation (on behalf of itself, its successors and assigns) on the other hand (each referred to as a “Releasor”) does hereby fully and unconditionally remise, release and forever discharge the other party (each referred to as a “Releasee”, and in the case of the release by the Individual of the Corporation, “Releasee” includes the Corporation’s parents, subsidiaries, divisions and affiliates and all of their respective officers, directors, employees, servants and agents and all of their respective heirs, successors and assigns), individually and collectively from any and all Released Claims except for the Excluded Claims.

“Released Claims” means actions, causes of action, suits, proceedings, debts, dues, contracts and covenants, whether expressed or implied, claims or demands for damages, sums due, indemnity, costs, interest, loss or injury of every nature and kind whatsoever and howsoever arising which a Releasor may heretofore have had, may now have, or may hereinafter have for or by reason of or in any way arising out of any cause, matter or thing done or omitted to be done, in any way relating to or in connection with the Individual having been a director or officer of the Corporation, or the employment or hiring of the Individual by the Corporation prior to the date hereof, including without limitation, for or by reason of or in any way arising out of any claim for director’s fees, salary, wages, bonuses, expenses, retirement or pension allowances, director’s fees, participation in profits or earnings or other remuneration, whether authorized or provided for by by-law, resolution, contract or otherwise.

“Excluded Claims” means actions, causes of action, suits, proceedings, debts, dues, contracts and covenants, whether expressed or implied, claims or demands for damages, sums due, indemnity, costs, interest, loss or injury of every nature and kind whatsoever and howsoever relating to or arising out of: (i) a Releasor’s rights to indemnity under the General Corporation Law (Delaware) or the by-laws of the Corporation; (ii) a Releasor’s rights to indemnification with respect to coverage under any applicable director’s and officer’s insurance policy of the Corporation; or (iii) a Releasor’s rights under the Purchase Agreement, the Cantech SPA, the lease dated on or about the date hereof between the Vendor and an affiliate of the Purchaser in respect of the Montreal Property, or any agreement ancilliary to any of the foregoing.

Each Releasor agrees and undertakes not to encourage or instigate any claims by other persons or entities against a Releasee in connection with the Released Claims except for the Excluded Claims or institute or continue any proceedings by way of action, arbitration or otherwise against any person or entity who or which might be entitled to claim contribution, indemnity, damages or other relief over or against a Releasee in connection with the Released Claims except for the Excluded Claims. Each Releasor further represents and warrants to and in favour of the Releasee that he, she, or it has not assigned, transferred or otherwise alienated any of his, hers, or its rights in any Released Claims to any person.

This release shall enure to the benefit of and shall be binding upon each party’s respective heirs, executors, administrators, legal and/or personal representatives, successors and assigns, as applicable.

The capitalized words and expressions used in this release, unless otherwise defined herein, shall have the meaning ascribed to them in the Purchase Agreement. This release shall be governed by and construed in accordance with the Laws of Delaware (excluding any conflict of laws rule or principle, foreign or domestic, which might refer such interpretation to the laws of another jurisdiction). This release may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original but all of which taken together shall be deemed to constitute one and the same agreement. A facsimile or electronic transmission of this release bearing a signature on behalf of a party shall be legal and binding on such party. The parties hereto acknowledge that they have required that this release and all related documents be drawn up in English. Les parties aux présentes reconnaissent avoir exigé que la présente quittance et tous les documents connexes soient rédigés en anglais.

DATED this     day of             , 2017.

[NAME OF DIRECTOR/OFFICER]

READ AND ACCEPTED on this     day of             , 2017.

CANTECH INDUSTRIES INC.

By:
[●]

SCHEDULE 2.4.1

CALCULATION OF ADJUSTMENTS

SCHEDULE 3.1

REPRESENTATIONS AND WARRANTIES OF THE VENDOR AND THE GUARANTORS

Representations in respect of Vendor and Guarantors

3.1.1	Capacity and No Violation of Vendor and Guarantors.

(a)	The Vendor and each Guarantor which is not an individual has been duly incorporated under all applicable Laws, is validly subsisting and is in good standing under the Laws of its jurisdiction of incorporation. The Vendor and each Guarantor which is not an individual has full corporate or legal power and authority to own and lease its assets and carry on its business as currently owned and carried on. The Vendor and each Guarantor which is not an individual is duly registered, licensed or qualified to carry on business in each jurisdiction in which the nature of the business now being carried on or the property owned or leased by it makes such registration, licensing or qualification necessary. No resolution has been adopted providing for the dissolution or winding up of the Vendor or any Guarantor which is not an individual.

(b)	The Vendor and the Guarantors have the requisite capacity and authority to enter into this Agreement and each Closing Document to which they are a party and to perform their obligations hereunder and thereunder.

(c)	The execution of this Agreement and the execution of the Closing Documents by each of the Vendor and the Guarantors which is a party thereto, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action of the Vendor.

(d)	This Agreement has been and each of the Closing Documents to which any of the Vendor and Guarantors are a party shall at Closing have been duly executed by such Parties and constitute legal, valid and binding obligations, enforceable against such Parties in accordance with their terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally.

(e)

The approval of this Agreement and each of the Closing Documents to which any of the Vendor or the Guarantors are a party, the execution by the Vendor and the Guarantors of this Agreement and of each of the Closing Document to which any of the Vendor or the Guarantors is a party and the performance by them of their obligations hereunder and thereunder and the completion of the transactions contemplated herein and in the Closing Documents, will not result in:

(i)	a violation of, default under or breach of, require any consent (except for the Third Party Consents) to be obtained under or give rise to any termination rights by a third party, payment obligation by the Vendor or any Guarantor or rights of a third party the exercise of which would result in any breach or default under any provision of: (i) any Constating Records of the Vendor or any Guarantor which is not an individual, (ii) any Contract or Permit to which the Vendor or any Guarantor is party or by which any of the Vendor or the Guarantors (or the Purchased Assets) or the Guarantors are bound, or by which any of the Vendor or the Guarantors is subject or is the beneficiary, (iii) any shareholders’ agreement, or (iv) any Laws, or

(ii)	the creation or imposition of any Encumbrance upon the Purchased Assets.

3.1.2	Approvals and Consents. Other than the Third Party Consents, no consent, approval, notice, order, ruling, authorization, registration, declaration, filing, submission of information, waiver, sanction, license, exemption or permit is necessary or otherwise required to be obtained by any of the Vendor or the Guarantors from any Governmental Authority or Person or pursuant to any Law in connection with the execution of this Agreement or any Closing Document to which any of the Vendor or the Guarantors is a party or the consummation by the Vendor or any Guarantor of the transactions contemplated hereby or thereby.

3.1.3	Title to Cantech Shares. The Vendor is, and will be at Closing, the absolute legal and beneficial owner of, and have, and will have at Closing, good and marketable title to all of the Cantech Shares, free and clear of all Encumbrances.

3.1.4	Residency. The Vendor is not a “non-resident” of Canada within the meaning of the Tax Act.

Representations in respect of the Group

3.1.5	Organization.

(a)

Each member of the Group has been duly incorporated under all applicable Laws, is validly subsisting and is in good standing under the Laws of its jurisdiction of incorporation. Each member of the Group has full corporate or legal power and authority to own and lease its assets and carry on its businesses as currently owned and carried on. Each member of the Group is duly registered, licensed or qualified to carry on business in each jurisdiction in which the nature of the business now being carried on or the property owned or leased by it makes such registration, licensing or qualification necessary, all of which are set forth in Section 3.1.6 of the Disclosure Letter. No resolution has been adopted providing for the dissolution or winding up of any member of the Group. There has been no formal request for the annulment or the dissolution of any member of the Group or for the appointment of a receiver or trustee or any similar person or entity to manage any of their affairs, nor has any petition been filed with any competent authority requesting the initiation of any restructuring or liquidation procedures with respect to any member of the Group. No member of the Group has been declared unable to meet its debts as they fall due, and there is no valid basis currently existing upon which it could be reasonably expected that a third party could require the dissolution or winding up of any member of the Group.

3.1.6	Capitalization

(a)	Section 3.1.6 of the Disclosure Letter contains a complete and accurate list of each member of the Group showing: (i) legal name, trade names, jurisdiction of incorporation or formation, the jurisdiction in which it is authorized to do business, (ii) in the case of Cantech, its authorized as well as issued and outstanding share capital, securities or other ownership interests (together with the holders thereof), and (iii) the directors and officers of each member of the Group. Cantech does not hold any direct or indirect interest in any Person.

(b)	All of the outstanding share capital, securities and other ownership interests of Cantech are set forth in Section 3.1.6 of the Disclosure Letter and all have been duly authorized, are validly issued, fully paid and non-assessable and except as disclosed in Section 3.1.6 of the Disclosure Letter, all such share capital, securities and, other ownership interests are owned directly or indirectly by the Vendor, free and clear of all Encumbrances.

(c)	There is no:

(i)	outstanding security held by any Person which is convertible or exchangeable into shares, securities or rights in the capital of Cantech;

(ii)	outstanding subscription, option, warrant, call, pre-emptive right, commitment or agreement of any nature whatsoever, written or verbal (other than this Agreement) obligating Cantech to issue, sell, purchase or transfer shares or securities which in any way relate to the authorized or issued capital of Cantech;

(iii)	agreement, commitment or understanding of any nature whatsoever, written or verbal (other than this Agreement) which grants to any Person the right to purchase or otherwise acquire or have a Claim against issued and outstanding shares or securities of Cantech;

(iv)	shareholders’ agreement, voting trust, voting agreement, pooling agreement or proxy with respect to any shares, securities or other ownership interests of Cantech; or

(v)	partnership, trust, joint venture, association or similar jointly owned business undertaking of whatsoever nature involving Cantech.

(d)	All dividends or distributions declared or paid by Cantech have been declared or paid in accordance with its Constating Records or other equivalent documents, applicable Laws and any agreements or arrangements made with any third party regulating the payment of dividends and distributions.

3.1.7	Constating Records. The Constating Records of Cantech are complete and accurate in all material respects, and are maintained in accordance with all applicable Laws and contain copies of all Constating Records and resolutions passed by the respective shareholders and directors of Cantech since the date of its incorporation. Complete and accurate copies of the Constating Records of Cantech which reflect all amendments made thereto have been delivered to IPC. Cantech is not in default under, or in violation of, any provision of its Constating Records, documents or by-laws.

3.1.8	Intentionally deleted.

3.1.9	Capacity and No Violation of Group.

(a)	Each member of the Group has the requisite capacity and authority to enter into this Agreement (to the extent it is a party to this Agreement) and each Closing Document (to the extent it is a party to such Closing Document) and to perform each of its obligations hereunder and thereunder.

(b)	The execution and delivery of this Agreement and the execution and delivery of the Closing Documents by each member of the Group which is a party thereto, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action of each member of the Group.

(c)	This Agreement and each of the Closing Documents to which any member of the Group is a party have been duly executed and delivered by such member of the Group and constitute legal, valid and binding obligations, enforceable against it in accordance with their terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally.

(d)	Except for the Third Party Consents, the approval of this Agreement and each of the Closing Document to which any member of the Group is a party, the execution and delivery by any member of the Group of this Agreement and of each of the Closing Documents to which it is a party and the performance by each member of the Group of its respective obligations hereunder and thereunder and the completion of the transactions contemplated herein and in the Closing Documents, will not result in:

(i)	a violation of, default under or breach of, require any consent to be obtained under or give rise to any termination rights by a third party, payment obligation by any member of the Group or rights of a third party the exercise of which would result in any breach or default under any provision of: (i) any Constating Records of any member of the Group, (ii) any Contract or Permit to which any member of the Group is party or by which any member of the Group (or their respective assets or securities) are bound, or by which any member of the Group is subject or is the beneficiary, (iii) any shareholders’ agreement binding upon any member of the Group, or (iv) any Laws;

(ii)	the creation or imposition of any Encumbrance upon the securities or the assets of any member of the Group, or otherwise restrict, hinder, impair or limit the ability of any member of the Group to carry on the Business as and where it is not being carried on or as and where it may be carried on in the future.

3.1.10	Approvals and Consents. Other than the Third Party Consents: (i) no consent, approval, notice, order, ruling, authorization, registration, declaration, filing, submission of information, waiver, sanction, license, exemption or permit is necessary or otherwise required to be obtained by any member of the Group from any Governmental Authority or Person or pursuant to any Law in connection with the execution and delivery of this Agreement or any Closing Document to which any member of the Group is a party or the consummation by any member of the Group of the transactions contemplated hereby or thereby or the conduct by any member of the Group of the Business following the Closing as conducted on the date hereof, and (ii) no consent of or notice to any other Person is required to prevent any Contract from terminating or any Liability owing by the Group from becoming due or to prevent the acceleration of any obligation of any member of the Group.

3.1.11	Competition Act Assets and Revenues. The Vendor does not have assets in Canada that exceed C$88 million or annual gross revenues from sales in or from Canada that exceed C$88 million, in either case, as determined in accordance with the Competition Act and the regulations thereunder.

3.1.12	Compliance with Laws. Except as disclosed in Section 3.1.12 of the Disclosure Letter, each member of the Group has complied with and is not, and has at no time been, in violation of any applicable Laws or received any notice, written or verbal, of any violation under or non-compliance with any applicable Law and, to the knowledge of the Vendor, there is no basis therefor. There is no investigation, request for information, or other proceeding by any Governmental Authority to the knowledge of the Vendor pending or Threatened against any member of the Group. Without limiting the generality of the foregoing, all securities of Cantech (including, without limitation, all options, rights or other convertible or exchangeable securities) have been issued in compliance with all applicable securities Laws and all securities to be issued upon exercise of any such options, rights and other convertible or exchangeable securities will be issued in compliance with all applicable securities Laws.

3.1.13	Absence of Questionable Payments; Anti-Money Laundering.

(a)	No member of the Group, director or officer or to the knowledge of the Vendor, employee, agent, sales representative, distributor or other Person acting on behalf of any member of the Group, has used any Group funds or made or facilitated any bribe, illegal rebate, payoff, payment, kickback, unlawful contribution, payment, gift, entertainment or other unlawful expenditures of any nature. No current or former director, officer, employee, agent, sales representative, distributor or other Person acting on behalf of any member of the Group has accepted or received any bribe, illegal rebate, payoff, payment, kickback, unlawful contribution, payment, gift, entertainment or other unlawful expenditures of any nature. The members of the Group have at all times complied in all respects, and are in compliance in all respects, with all applicable provisions of the Corruption of Foreign Public Officials Act, the United States Foreign Corrupt Practices Act of 1977 and applicable Laws relating to prevention of corrupt practices in similar matters under the Criminal Code of Canada and any similar Laws in foreign jurisdictions. No member of the Group, nor to the knowledge of the Vendor, any of their respective directors, officers, representatives, agents, partners or employees has established or maintained, or is maintaining, any illegal fund of corporate moneys or other properties.

(b)	The Business is and has at all times been conducted in compliance with applicable financial recordkeeping and reporting requirements and all applicable anti-money laundering Laws and any similar or related Laws issued, administered or enforced by any Governmental Authority related to anti-money laundering and no Claim by or before any Governmental Authority involving any member of the Group with respect to the foregoing is pending or, to the knowledge of the Vendor, Threatened. Each member of the Group has in place policies and procedures reasonably designed to detect and prevent activities prohibited by applicable anti-money laundering Laws, true and complete copies of which have been provided to the Purchaser, and the Business is and has at all times been conducted at all times in compliance with such policies and procedures.

3.1.14	Permits. All Permits that each member of the Group is required to obtain that are related to the Business or the ownership or operation of its properties and assets have been obtained, are listed in Section 3.1.14 of the Disclosure Letter and are currently valid, in full force and effect and in good standing. Other than as set forth in Section 3.1.14 of the Disclosure Letter, there is no Permit required to carry on the Business as presently carried on or as proposed to be carried on after the Closing. No member of the Group has violated the terms or conditions of any such Permits and there is no reason why any of the Permits should be suspended, cancelled, revoked or not renewed on the same terms.

3.1.15	Restrictions on Business Activities. Except as set forth in Section 3.1.15 of the Disclosure Letter, there is no Contract or Order binding upon any member of the Group that has or could reasonably be expected to have the effect of prohibiting, restricting or impairing any business practice of any member of the Group, any acquisition of property by any member of the Group or the conduct of the Business as currently conducted.

3.1.16	Absence of Certain Changes or Events. Except as disclosed in Section 3.1.16 of the Disclosure Letter, since September 30, 2016, each member of the Group has conducted its business only in the Ordinary Course and there has not occurred:

(a)	any Material Adverse Change or any damage, destruction or loss to the assets of any member of the Group, whether covered by insurance or not;

(b)	any redemption, repurchase or other acquisition of shares or securities by Cantech or any declaration of, payment of or agreement to pay any dividend, or the declaration or authorization of any other distribution of, on or in respect of any of its securities whether payable in cash, securities or otherwise;

(c)

any (i) increase in or modification of any compensation, bonus, pension, insurance or benefit arrangement or any granting of severance or termination pay made to, for or with any of the directors, officers or

Employees of any member of the Group representing an aggregate amount in excess of $250,000, or (ii) removal of directors or termination of officers of any member of the Group other than as contemplated herein;

(d)	any acquisition, lease, sale, Encumbrance or other disposition of property or assets other than in the Ordinary Course;

(e)	any failure to pay or otherwise satisfy any Accounts Payable, liabilities or obligations when due and payable, representing an aggregate amount in excess of $100,000, or any alteration of the practices and policies relating to the payment and collection of Accounts Payable and/or Accounts Receivable;

(f)	(i) any incurrence, creation, assumption or guarantee by any member of the Group of any debt for borrowed money or of any Encumbrance on any asset in excess of $100,000, (ii) any issuance or sale of any securities convertible into or exchangeable for debt securities of any member of the Group, or (iii) any issuance or sale of options or other rights to acquire from any member of the Group debt securities or any securities convertible into or exchangeable for any such debt securities;

(g)	any entering into, amendment, or relinquishment, termination or non-renewal by any member of the Group of any Material Contract, other than in the Ordinary Course;

(h)	any waiver or cancellation of any Claim, Account Receivable, or right, in each case other than in the Ordinary Course;

(i)	any labour dispute or charge of unfair labour practice involving any member of the Group or any termination or closure of any facility, business or operation;

(j)	other than in the Ordinary Course, any loss of any customer or supplier nor have the members of the Group received information to the effect that any of them may lose any customer or supplier (other than as may have been agreed independently by the Purchaser and the Vendor);

(k)	any change in the accounting methods, principles or practices or in the pricing, promotion or warranty policies and practices of any member of the Group;

(l)	a split, combination or reclassification of any of the outstanding shares or securities of any member of the Group;

(m)	other than in the Ordinary Course, any writing up or writing down of any of the assets or re-evaluation of inventory of any member of the Group;

(n)	any Contract to take any action which would make any representation or warranty set forth in this Agreement or any Closing Document untrue, misleading or incorrect as of the date when made or at the Closing Date;

(o)	in respect of the Cantech Shares, except as required by law, (i) any change in Tax reporting or accounting principles; (ii) the settlement or compromise of any Tax liability; (iii) the making, change or rescission of any Tax election; (iv) the surrender of any right to claim a Tax abatement, reduction, exemption, credit or refund; (v) the filing of any amended Tax Return; or (vi) the consent to any extension or waiver of the limitation period, in each case, that is likely to cause a Material Adverse Change on Purchaser or with respect to the Cantech Shares after the Closing Date;

(p)	any agreement or commitment to do any of the foregoing.

3.1.17	Contracts

(a)	Section 3.1.17 of the Disclosure Letter sets forth a list of all Material Contracts. Complete and accurate copies of the Material Contracts (and written summaries setting forth the terms and conditions of each verbal Material Contract) have been delivered to the Purchaser.

(b)	Each Material Contract is a legal, valid and binding obligation of each Person party thereto, enforceable by or against the member of the Group party to such Material Contract, and to the knowledge of the Vendor, any other Person party to such Material Contract, in accordance with its terms, and is in full force and effect, and (subject to meeting or obtaining all Third Party Consents) will be in full force and effect on identical terms immediately following the Closing, subject to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally.

(c)	All obligations of each member of the Group under each of the Material Contracts have been performed, and there are no defaults, events of default or violations (or which with or without notice, lapse of time or both, could reasonably be expected to, individually or in the aggregate, result in a default, event of default or violation) under any of the Material Contracts on the part of any member of the Group or to the knowledge of the Vendor, on the part of the other party (or parties) to such Contract. No member of the Group and no other party (or parties) to any Contract has repudiated any Material Contract.

(d)	No notice of termination of a Material Contract has been received or served by any member of the Group and to the knowledge of the Vendor, there are no grounds for termination, resiliation, rescission, avoidance or repudiation of any such contract.

3.1.18	Major Suppliers and Customers. Section 3.1.18 of the Disclosure Letter contains a complete and accurate list, as of the date hereof, of the ten (10) most important suppliers by supplier number, determined by the amounts paid by the Group to such suppliers, of goods and services to the Group in the last three years and of the ten (10) most important customers by customer number, determined by the amounts paid to the Group by such customers, of the Group for each of the last three years. The relationships of the Group with such customers and suppliers are good commercial working relationships. No such supplier or customer notified any member of the Group of its intention to change to a material extent its relationship or the terms upon which it conducts business with them (including, in the case of suppliers, the payment and credit terms extended to the Group and, in the case of customers, the rate or amount of sales or purchases) and, to the knowledge of the Vendor, there is no basis for such change. To the knowledge of the Vendor, no member of the Group has any reason to believe that any such supplier or customer would change the terms upon which it conducts business with the Group (including the payment and credit terms extended to them) as a result of the consummation of the transactions contemplated by this Agreement.

3.1.19	Financial Statements.

(a)	The Year End Financial Statements have been prepared in accordance with ASPE and present fairly, in all material respects, the financial position of the Group as of the date and for the periods presented therein.

(b)	The Interim Financial Statements present fairly, in all material respects, the financial position of the Group as of the date and for the periods presented therein, subject to normal year-end adjustments and the fact that no notes are appended thereto.

(c)	Each member of the Group has devised and maintains internal accounting controls and information systems sufficient to provide reasonable assurances that (i) information relating to any member of the Group is made known to the management of such member by others within the Group, and (ii) the financial reporting and the preparation of financial statements for external purposes in accordance with ASPE is reliable.

3.1.20

Absence of Undisclosed Liabilities. No member of the Group has any Liabilities other than those set forth and adequately provided for or reserved against in the balance sheet included in the Financial Statements or those incurred in the Ordinary Course and consistent with past practice since September 30, 2016; any Liabilities incurred in the Ordinary Course since the date of the balance sheet included in the Financial Statements have not caused and could not reasonably be expected to cause a Material Adverse Change.

3.1.21	Capital Expenditures. Since September 30, 2016, each member of the Group has made capital expenditures only in the Ordinary Course and to the extent reasonably necessary to operate and maintain the Business and has not delayed or cancelled any previously scheduled capital expenditures.

3.1.22	Grants and Subsidies. No member of the Group has applied for or received any grant, subsidy, payment or allowance from any Governmental Authority, or has any present Liability of whatsoever nature and kind resulting from any subsidy agreement, contribution agreement or similar agreement between any member of the Group and any Governmental Authority.

3.1.23	Bank Accounts and Related Powers of Attorney. Section 3.1.23 of the Disclosure Letter sets forth (i) the name of each Person with whom Cantech maintains an account or safety deposit box and the names of all Persons authorized to draw thereon or to have access thereto; and (ii) the name of each Person holding a general or special power of attorney from Cantech for banking purposes and a summary of the terms thereof.

3.1.24	Accounts Receivable. The Accounts Receivable of the members of the Group have arisen only from bona fide transactions in the Ordinary Course. To the knowledge of the Vendor, there is no fact or circumstance generally (other than general economic conditions) which could result in any increase in the non-collectability of the Accounts Receivable as a class in excess of the reserves therefore (if any) set forth in the Financial Statements. All Accounts Receivable are fully and validly due and owing to a member of the Group and are good and fully collectible within 180 days of the date of their issuance (or re-issuance in the case of those re-issued through the edi system), subject to the reserve for bad debts recorded in the Books and Records. The Accounts Receivable constitute, and will constitute at Closing, only valid, undisputed claims of the Group not subject to valid claims of setoff or other defences or counterclaims other than normal cash discounts accrued in the Ordinary Course.

3.1.25	Inventories. Except as otherwise provided in the Estimated Closing Working Capital, all Inventories are and will consist at Closing of a quality and quantity saleable and usable in each case in the Ordinary Course. The Inventory levels have been maintained at the amounts required for the operations of each member of the Group as conducted in the Ordinary Course and such Inventory levels are adequate and sufficient for such operations as presently carried on.

3.1.26	Sufficiency of Assets. To the knowledge of the Vendor, the assets of the Group are adequate and sufficient to operate the Business immediately following the Closing in substantially the same manner as currently carried on.

3.1.27	Title to Assets.

(a)	Subject to Section 3.1.3, and except as set forth in Section 3.1.27 of the Disclosure Letter, each member of the Group is the absolute legal and beneficial owner of, and has good and marketable title to, or (in the case of property held under a lease) an enforceable lease with respect to, or (in the case of property held under another Contract) an enforceable interest in or right to use, all the assets used by such member of the Group in connection with the Business (including for avoidance of doubt the Purchased Assets), free and clear of all Encumbrances other than Permitted Encumbrances;

(b)	The Group owns and is in possession of each of the assets shown or reflected on the Financial Statements or otherwise on the books of the Group (except only those assets which have been disposed of in the Ordinary Course since the dates thereof) and all other assets acquired since the dates thereof with good and marketable title, free and clear of all Encumbrances other than Permitted Encumbrances. No member of the Group has received in respect of its assets or any of them any notice of conflict with the asserted rights of any other Person.

3.1.28	Condition of Assets. To the knowledge of the Vendor, the assets of the Group (including, without limitation, the Fixed Assets and the Real Properties) are in good condition, repair and (where applicable) proper working order, subject to normal wear and tear and having regard to their use and age and such assets have been and are properly and regularly maintained and are adequate and suitable for their present and intended uses and are sufficient to conduct the Business as it is currently conducted.

3.1.29	Books and Records. The Books and Records of each member of the Group (other than the minute books and Constating Records of the Vendor) (i) have been maintained in accordance with applicable Laws and good business practices on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of the assets of such member of the Group, and (iii) accurately and fairly reflect the basis for the Financial Statements.

3.1.30	Litigation. Except as set forth in Section 3.1.30 of the Disclosure Letter, there is no Claim, Order or investigation pending or, to the knowledge of the Vendor, Threatened against any member of the Group or affecting any of the Purchased Assets or any Permits, assets or business practices of any member of the Group before any Governmental Authority, nor is the Vendor aware of any facts which should, or could, form the basis of any such Claim, Order, investigation.

3.1.31	Environmental Matters. Except as disclosed in Section 3.1.31 of the Disclosure Letter:

(a)	Each member of the Group and the Real Properties are and have been in compliance with all Environmental Laws in effect in any jurisdiction where a Real Property is located and in any jurisdiction where any member of the Group is presently operating or has operated.

(b)	Each member of the Group has obtained from the relevant Governmental Authorities all Environmental Authorizations required to operate the Business on the Real Properties, and all such Environmental Authorizations remain valid and in good standing on the date hereof and will be valid and in good standing on the Closing Date.

(c)	None of the Real Properties or of the immovable or real properties formerly owned by the Group or over which any member of the Group has or had charge, management, custody or control (i) has ever been used for purposes of carrying on an industrial or commercial activity as categorized in Schedule III of the Land Protection and Rehabilitation Regulation (c. Q 2, r. 37) or (ii) has ever been used by any member of the Group or any Person under its control as a waste disposal site or (iii) has ever had, asbestos, asbestos-containing materials, PCBs, lead, radioactive substances or other Hazardous Material located on, at, in or under the land, soil, surface water or groundwater of the Real Properties, except in compliance with Environmental Laws, nor was there any petroleum equipment, active or abandoned, aboveground or underground, located on, at or under any of the Real Properties, other than where such matters were in compliance with Environmental Laws. The members of the Group have never used, produced, manufactured or distributed asbestos-containing products or processes.

(d)	To the knowledge of the Vendor, no property adjacent to any of the Real Properties is contaminated, or is at risk of being contaminated or is a potential source of contamination for any Real Property and no Hazardous Material in excess of the limits prescribed under applicable Environmental Laws is (i) present at the limits of any Real Property, or (ii) represents a serious risk of off-site contamination on or from any Real Property.

(e)	No member of the Group has transported, removed or disposed of any Hazardous Materials outside of Canada or the United States, or to a location that is not duly authorized by the appropriate Governmental Authority to receive such Hazardous Materials.

(f)	No member of the Group has been required by any Governmental Authority to (i) alter any of the Real Properties in a material way in order to be in compliance with Environmental Laws, (ii) file any notice with any Governmental Authority relating to any potential or actual contaminated Real Property, or (iii) conduct a cessation of activities, a change of use all within the meaning of Section IV.2.1 of the Environment Quality Act, a closure, an environmental rehabilitation or an environmental remediation of any Real Property.

(g)	There are no pending Claims or, to the knowledge of the Vendor, Threatened Claims or restrictions of any nature arising, resulting under or pursuant to any Environmental Laws with respect to or adversely affecting any member of the Group or any of the Real Properties. No member of the Group and none of their respective directors or officers has been convicted of an offense for non-compliance with Environmental Laws, been fined or received a penalty for non-compliance with Environmental Laws or settled a lawsuit relating to non-compliance with Environmental Laws.

(h)	The members of the Group have not received, and have no reasonable basis to expect the receipt of, any directive, inquiry, notice, Order, non-compliance, warning, sanction or other communication from any Governmental Authority or other Persons that relates to any Hazardous Material or to any offence or failure or any non-compliance real, alleged or potential, in connection with applicable Environmental Laws and it does not believe that there is a reasonable basis for receiving any such directive, inquiry, notice, Order, warning or other communication.

(i)	The members of the Group have provided the Purchaser with complete and accurate copies of all documents and information in their possession or control relating to the existing Environmental condition of the Real Properties, including any environmental reports, any Environmental Authorization and any written correspondence with any Governmental Authority related to the Environmental condition of the Real Properties.

3.1.32	Tax Matters. In each case, except as disclosed on Section 3.1.32 of the Disclosure Letter:

(a)

Each of the Vendor and Cantech has duly and timely made or prepared or caused to be made or prepared and filed all Tax Returns required to be filed by it prior to the Closing Date with the appropriate Governmental Authorities and has duly, completely and correctly reported to such appropriate Governmental Authorities all income and all other amounts and information required to be reported thereon and all such Tax Returns continue to be true, correct and complete in all material respects. No claim has ever been made by an authority in a jurisdiction where a member of the Group does not file Tax Returns that such member is or may be subject to taxation by that jurisdiction, or is otherwise required to file Tax Returns in that jurisdiction.

(b)	Cantech has paid all Taxes, including all instalments on account of Taxes for the current year, that are due and payable by it whether or not assessed by the appropriate Governmental Authority and there are no Taxes that would be due if asserted by any Governmental Authority. Cantech has established reserves that are reflected on its Books and Records and on the Financial Statements that are adequate for the payment by Cantech of all Taxes that are not yet due and payable (and that will not be due and payable by the Closing Date) and that relate to periods or portions thereof ending on or prior to the Closing Date. Except to the extent provided for in the Financial Statements, Cantech is not liable for any Tax at the date hereof, no deficiencies for any Taxes have been asserted in writing or assessed against Cantech which remain unpaid, except for deficiencies which are being contested in good faith and for which adequate provision has been made in the Financial Statements.

(c)	With respect to any period for which Tax Returns are not yet required to be filed or for which Taxes are not yet due and payable, Cantech has only incurred liabilities for Taxes in the Ordinary Course.

(d)	Further to any audits that might have been conducted on Cantech, the Tax Authorities have not challenged its residency for Tax purposes and there are no valid grounds for such challenge.

(e)	Cantech will not be required to include any item of income in, or exclude any item of deduction from, taxable income for a period (or portion thereof) ending on or after the Closing Date as a result of any (i) change in accounting methods or principles; or (ii) instalment sale gain, where the inclusion in income would result in a Tax liability in excess of the reserves therefore; (iii) agreement with any Governmental Authority executed prior to the Closing; (iv) intercompany transaction entered into prior to the Closing; (v) open transaction disposition made prior to the Closing; (vi) prepaid amount received on or prior to the Closing Date; or (vii) election under Section 108(i) of the Code.

(f)

Cantech has not requested or entered into any agreement or other arrangement or executed any waiver, which agreement, arrangement or waiver is still in effect, providing for any extension of time within which (i) to file any Tax Return covering any Taxes for which Cantech is or may be liable; (ii) to file any elections, designations or similar filings relating to Taxes for which Cantech is or may be liable; (iii)

Cantech is required to pay or remit any Taxes or amounts on account of Taxes; or (iv) any Governmental Authorities may assess or collect Taxes for which Cantech is or may be liable.

(g)	There are no reassessments of Taxes or notices of Tax deficiencies that have been issued and are outstanding with respect to Cantech. There are no Claims now pending or, to the knowledge of the Vendor, Threatened against Cantech in respect of any Tax Return or of any such Taxes and there are no matters under discussion, audit, objection or appeal with any Governmental Authorities relating to such Taxes and there are no matters under discussion, audit, objection or appeal with any Governmental Authorities relating to such Taxes. More specifically, but without limiting the generality of the foregoing, no Tax Authority is now asserting or, to the knowledge of the Vendor, Threatening to assert against Cantech any deficiency or Claim for additional Taxes and there are no such deficiencies or potential Claims for additional Taxes and there are no requests for information currently outstanding that could affect the Taxes of Cantech.

(h)	Each of the Vendor and Cantech has duly and timely withheld from any amount paid or credited, or deemed paid or credited, by it to or for the account or benefit of any Person, including any Employees, officers or directors and any non-resident Person, the amount of all Taxes and other deductions required by any Laws to be withheld from any such amount, has duly and timely remitted the same to the appropriate Governmental Authorities, has complied in all material respects with all Tax information reporting provisions of all applicable Laws, and has not received any notice that it is in violation of any applicable Law relating to the payment or withholding of Taxes. Each of the Vendor and Cantech has remitted all Quebec Pension Plan contributions, Canada Pension Plan contributions, other applicable pension contributions, unemployment insurance premiums, employer health Taxes and other Taxes payable by each of them in respect of their Employees and have remitted such amounts to the proper Governmental Authorities within the time required by applicable Laws.

(i)

For all transactions between the Vendor or Cantech on the one hand, and any non-resident Person with whom the Vendor or Cantech was not dealing at arm’s length during a taxation year ending on or before the Closing Date on the other hand, each of the Vendor and Cantech, as applicable, has respected the contemporaneous documentation requirements imposed by Law and made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act (or any corresponding provision of other applicable law). Any such transactions that involved Cantech, complied in all material respects with the requirements of Section 482 of the Code and the

Treasury Regulations thereunder. For greater certainty, the report representing the methodology for transfer pricing is included as Exhibit H. No Governmental Authority is asserting (or has threatened to assert) in writing a claim against Cantech under or as a result of a failure to maintain arm’s length treatment with respect to intercompany transactions between members of the Group.

(j)	Where Cantech is required by applicable Law to be registered under an applicable valued-added or sales tax Law, it is duly registered under such Law. Cantech has timely collected paid and remitted to the appropriate Governmental Authorities when required by Law to do so, all amounts required to be collected, deemed to have been collected by it or that should have been collected or paid on account of all Taxes under any valued-added or sales tax Law in Canada.

(k)	Section 3.1.32 of the Disclosure Letter accurately sets out the status of the following tax accounts of Cantech as of the Closing Date: (i) the adjusted cost base of the shares of Cantech, (ii) the paid-up capital for purposes of the Tax Act of its issued and outstanding shares (by class and series) and all the Tax elections in prescribed forms, designations and elections made and filed on behalf of, or in respect of, Cantech for every taxation year ended on or prior to the Closing Date to the extent that these elections and designations are relevant in any taxation year commencing after the Closing Date.

(l)	Cantech does not have, nor had, any obligation to file on or prior to the Closing Date any Tax Return required to be made, prepared or filed under the applicable Law of any jurisdiction other than the United States of America in respect of any Taxes and Cantech does not have any outstanding liability on account of any failure to comply with any such obligation.

(m)	Cantech has not been a party to any “listed transaction” as defined in Section 6707A(c)(1) of the Code and United States Treasury Regulations Section 1.6011-4(b)(2)).

(n)	Cantech is neither (i) a party to any tax sharing, indemnification or allocation agreement (other than any agreement entered into in the ordinary course of business and not primarily related to Taxes, such as a loan or lease agreement); nor (ii) has any Liability for the Taxes of any Person under applicable Law, as a transferee or successor or by contract or agreement.

(o)	Cantech is, in all material respects, in compliance with the terms and conditions of any applicable Tax exemptions, Tax agreements or Tax Orders of any Governmental Authority to which it is subject.

(p)	Any adjustment of Taxes of Cantech made by a Governmental Authority which is required to be reported to another Governmental Authority has been so reported.

(q)	Cantech is not a party to any agreement, contract, arrangement or plan that could result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code.

(r)	With respect to any Employee Plan sponsored or maintained by Cantech or in which employees of Cantech participates, each Employee Plan required to comply with the requirements of Section 409A complies with such requirements and with any U.S. Internal Revenue Service guidance issued thereunder.

(s)	Cantech has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

3.1.33	Related Party Transactions. Section 3.1.33 of the Disclosure Letter set forth a complete and accurate list (including the name of the parties) of all Contracts between (i) the Vendor and Cantech, (ii) any member of the Group and any Related Party. Complete and accurate originals (or a detailed summary in the case of any verbal agreement) of each such Contract (and, where no originals are available to the Group, copies of such Contracts) were delivered to the Purchaser.

3.1.34	Employee Matters

(a)	Section 3.1.34 of the Disclosure Letter contains a complete and accurate list of: (i) all Employees, as well as all consultants, sales representatives, agents or directors employed or engaged by the Group showing, for each such Person, the name, the employer, his/her title, date of hire, vacation pay entitlement, designation of union or non-union status, leave of absence status, current annual remuneration, bonus entitlement and any other entitlement or benefit, and (ii) all Persons to whom offers of employment or engagement under an employment, consultancy or service agreement has been made by any member of the Group that has not yet been accepted, or which has been accepted but where the employment or engagement has not yet started.

(b)

Section 3.1.34 of the Disclosure Letter also contains, separately, a complete and accurate list of all written individual employment, management, consulting or agency Contracts, any written employee or human resources personnel policies, handbooks or manuals of any member of the Group, any change of control agreement, indemnity agreement, agreement as to the length of notice of termination of employment, all Collective Agreements, and any severance, retention or separation Contracts. Complete and accurate copies of such Contracts have been delivered to the Purchaser and complete and accurate copies of policies, handbooks or manuals have been made available to the Purchaser.

(c)	Except as set forth in Section 3.1.34 of the Disclosure Letter, no member of the Group is bound to any employment or service contract (whether written or oral) with any Employee, consultant or other Person which is not terminable on the giving of reasonable notice in accordance with applicable Law, nor are there any management agreements, retention bonuses or employment contracts providing for cash or other compensation or benefits upon the consummation of the transaction contemplated by this Agreement.

(d)	Except as set forth in Section 3.1.34 of the Disclosure Letter, the members of the Group are not, nor have they been, a party, either directly or by operation of law, to any Collective Agreement. Except as set forth in Section 3.1.34 of the Disclosure Letter, no trade union, council of trade unions, employee bargaining agency, association of employees or affiliated bargaining agent holds bargaining rights with respect to any of the Employees by way of certification, interim certification, voluntary recognition, related employer or successor employer rights, or has applied or to the knowledge of the Vendor, Threatened to apply, to be certified as the bargaining agent of any of the Employees. To the knowledge of the Vendor, and except as disclosed on Section 3.1.34 of the Disclosure Letter, to the knowledge of the Vendor, there are no pending or to the knowledge of the Vendor, Threatened, union organizing activities involving the Employees. No Collective Agreement restricts the relocation or closing of any part of the Business or its ability to use sub-contractors. There are no outstanding arbitration awards, labour grievances, arbitration proceedings or other proceedings under any Collective Agreement, no member of the Group has committed any breach of any Collective Agreement and none of them are aware of any grievances under any Collective Agreement. There are no written or oral agreements or courses of conduct which modify any Collective Agreement.

(e)

Except as set forth in Section 3.1.34 of the Disclosure Letter, each member of the Group has complied in all material respects with all applicable employment Contracts, written employee or human resources personnel policies (to the extent they contain enforceable obligations), handbooks or manuals relating to the Group (to the extent they contain enforceable obligations), any severance or separation Contracts, collective agreements, codes of conduct or practice, customs and practices and all applicable Laws relating to labour and employment matters, including any provision thereof relating to wages, salary or other compensation, pension provisions, the payment of employee benefits including any bonus under the relevant bonus scheme, hours of work or other employment standards, immigration, data protection, personal information protection, occupational safety and health, workers’ compensation, compensation and health compensation for employment injuries and the consequences they entail, labour relations, collective bargaining, human rights, unfair labour practices, discrimination in employment, pay equity or provisions relating to termination of employment, and there are no payments due thereunder which have not been paid. Except as set forth in Section 3.1.34 of the Disclosure Letter, there are no outstanding Claims with respect to the Employees or in respect of such Laws.

(f)	All accruals for unpaid vacation pay or other paid leaves or benefits, premiums for employment insurance, Québec and Canada Pension Plan premiums (and premiums under similar legislation in the other applicable jurisdictions), accrued wages, salaries, bonuses, incentive payments, commissions and employee benefit plan payments have been reflected in the Financial Statements or will be reflected on the Closing Date Financial Statements, and there is no fact that indicates that such accruals reflected in the Financial Statements are understated.

(g)	None of the members of the Group has or has any reason to expect any labour dispute, and there is no reason to believe that there may be an interruption of operations or that the consummation of the transactions contemplated by this Agreement will result in a disruption in, or change in the quality of, current labour relations. There is no strike or lock-out occurring or, to the knowledge of the Vendor, Threatened. No member of the Group has suffered during the past thirty-six (36) months any strike, lock-out, work stoppage or slackening, or other labour dispute.

(h)	No liability has been incurred and which remains outstanding by any member of the Group for breach of any contract of service or for services, for reinstatement or re-engagement, or for compensation for wrongful or unfair dismissal or discrimination or for failing to comply with any order for the reinstatement or re-engagement of any employee or for failure to comply with a tribunal or court order, decision, binding recommendation or determination relating to an employee or former employee. No material gratuitous payment has been made or promised by any member of the Group in connection with the termination or proposed termination of the employment of any present or former director or employee. There is no person previously employed by any member of the Group who, to the knowledge of the Vendor, now has or may have a right to return to work or a right to be re-instated or be re-engaged by any member of the Group.

(i)	The Vendor has provided the Purchaser with all inspection reports in the possession of the Vendor and issued within the last three (3) years, under occupational health and safety Laws relating to the Business or any member of the Group. There are no outstanding inspection orders nor any pending or to the knowledge of the Vendor, Threatened, charges made under any occupational health and safety Laws relating to the Business or any member of the Group. There have been no fatal or critical accidents within the last three (3) years which might lead to charges under occupational health and safety Laws relating to the Business or any member of the Group. The Vendor has complied in all respects with any orders issued under occupational health and safety Laws relating to the Business or any member of the Group. There are no appeals of any orders under occupational health and safety Laws relating to the Business or any member of the Group which are currently outstanding.

(j)	There are no notices of assessment, provisional assessment, reassessment, supplementary assessment, penalty assessment or increased assessment (collectively, “Assessments”) or any other communications related thereto which the Vendor has received from any workers’ compensation or workplace safety and insurance board or similar Governmental Authorities in any jurisdictions where the Business is carried on. There are no Assessments which have not been paid in full and there are no facts or circumstances which may result in an increase in liability to the Vendor or any member of the Group under any applicable workers’ compensation or workplace safety and insurance Laws after the Closing. The accident cost experience relating to the Business is such that there are no pending or possible Assessments and there are no Claims or potential Claims which may adversely affect the accident cost experience relating to the Business.

3.1.35	Employee Plans

(a)	Section 3.1.35 of the Disclosure Letter lists each and every Employee Plan. All material reports, returns and similar documents with respect to any Employee Plan required to be filed with any Governmental Authority or communicated to any participant Employee have been duly filed or communicated in a timely manner.

(b)

Complete and accurate copies of the following documents were delivered to the Purchaser: (i) the text of each of the Employee Plans (where no text exists, a complete and accurate written summary of all terms and conditions has been provided) and any related trust agreements, insurance contracts and other documents governing or relating to the functioning or governance of such plan, including all amendments or proposed amendments up to the date hereof; (ii) all booklets, summaries or manuals circulated to Employees or other participants or eligible Persons in respect of the Employee Plans, including all amendments or proposed amendments up to the date hereof; and (iii) all regulations and by-laws regarding the administration of the Employee Plans.

(c)	Since September 30, 2016, and except as set forth in Section 3.1.35 of the Disclosure Letter, no improvement, increase or change to the benefits provided under the Employee Plans has been promised to any Person; there is no and there has not been at any time before or after September 30, 2016 a pattern of ad hoc benefit increases with respect to any employee benefit or similar benefit; no promise or commitment, contingent or otherwise, has been made by any member of the Group or by any Person acting on behalf of any member of the Group to any Employee or to any other Person who provides services to any member of the Group with respect to the type or level of compensation or benefits that may be provided following the transactions contemplated herein; and the Employee Plans do not provide for benefit increases or the acceleration of funding obligations that are contingent upon or will be triggered by the entering into of this Agreement.

(d)	The Employee Plans sponsored or maintained by Cantech are in compliance with their terms and all applicable Laws. All obligations relating to or arising under the Employee Plans of Cantech (whether pursuant to the terms thereof or any Laws) have been satisfied.

(e)	All contributions and premiums required to be remitted or paid to or in respect of each Employee Plan sponsored or maintained by Cantech have been paid or remitted in a timely fashion in accordance with its terms and with all applicable Laws.

3.1.36	Data protection. Each member of the Group has fully complied with the requirements of all applicable Laws concerning rights in respect of privacy and personal data.

3.1.37	Real Properties

(a)

Section 3.1.37 of the Disclosure Letter contains a list of all of the Real Property Leases setting out, in respect of each Real Property Lease, the identity of the lessor and of the lessee, a description of the leased premises (by municipal address and proper legal description), the term of the Real Property Lease (specifying the current expiration date), the space occupied, the rental payments under the Real Property Lease

(specifying any breakdown of base rent and additional rents and the date through which such payments have been made), any security deposit or other guarantee such as letters of credit or movable hypothecs, any rights of renewal or termination and the terms thereof, any “must operate” requirements and any restrictions on use of leased premises or on assignment or change of control of the lessee. Complete and accurate copies of the Real Property Leases including all amendments, modifications, notices or memoranda of lease, all estoppel certificates or subordinations, non-disturbance and attornment agreements, if any, and other documents related thereto have been delivered to the Purchaser.

(b)	All rent to be paid and other payments required to be made by any member of the Group pursuant to the Real Property Leases have been duly paid or made to date, and no member of the Group is otherwise in default in meeting its obligations under any of the Real Property Leases. The members of the Group are not party to any lease or sub-lease as lessor or sub-lessor. None of the lessors under any of the Real Property Leases is in default in meeting any of its obligations under any of the Real Property Leases. No situation exists which, by reason of the passage of time or the giving of notice, or both, would constitute a default by any party to any of the Real Property Leases.

(c)	The present use of, and operations conducted at, each Leased Real Property is permitted under the terms of the Real Property Lease applicable thereto, and no Real Property Lease is a sublease.

(d)	Section 3.1.37 of the Disclosure Letter also contains, separately, a complete and accurate list of all Owned Properties. Except for Permitted Encumbrances, the members of the Group are the absolute legal beneficial owners of and have good and marketable title to, all the Owned Properties, free and clear of all Encumbrances.

(e)	The Real Properties constitute all of the real and immovable property interests held for use, or used, by the Group.

(f)	There are no Contracts granting to any other Person the option to or the right of use or occupancy of any of the Real Properties (or any portion thereof), and there is no other Person in possession of all or any portion of the Real Properties.

(g)

To the knowledge of the Vendor, none of the facilities currently existing on any of the Real Properties encroaches upon, and any facilities under construction on any of the Real Properties will not encroach upon, the real or immovable property of any other Person except for Permitted Encumbrances. No facility of any other Person encroaches upon any of the Real Properties. Each facility currently existing on any of the Real Properties is supplied with utilities and other services (including gas, electricity, water, drainage, sanitary sewer, storm sewer, fire protection and telephone) necessary for the operation of such facility as the same is currently operated. Each parcel of Real Property has a legally valid and enforceable right to access by Persons or vehicles to a public road.

(h)	Owned Properties are zoned in a final and binding manner which permits its current use.

(i)	Except as disclosed in Section 3.1.37 of the Disclosure Letter, there are no outstanding Work Orders or other requirements or notices relating to the Real Properties which have been issued by any other Governmental Authority or any board of any fire underwriters or any insurer nor are there any notices or matters under discussion with any such departments or authorities relating to Work Orders or other requirements or notices;

(j)	The members of the Group have not received any notice from any Government Authority with respect to any by-law change affecting any of the Real Properties or any notice relating to any threatened or pending condemnation of any of the buildings located on the Real Properties.

(k)	The members of the Group have not received any notice and are not aware of any material or substantial facts or circumstances relating to any of the Real Properties or to the zoning, or permitted uses thereof, or the provisions of any of the Real Property Leases, which have not been disclosed to the Purchaser and which might, if disclosed, be reasonably expected to affect the Purchaser’s decision to enter into this Agreement.

(l)	All repairs and improvements to the buildings located at the Real Properties being carried out by the Vendor shall be completed in a good and workerlike manner and fully paid for prior to the Closing Date.

(m)	No part of the Owned Properties constitute a matrimonial home as defined in the Family Law Act (Ontario), and no shareholder, officer or director of any member of the Group is entitled to occupy or has occupied any of the Owned Properties as a residence or any portion thereof by virtue of owning any shares in the share capital of any member of the Group, as contemplated by such legislation;

(n)	To the knowledge of the Vendor, there are no latent defects in the Real Properties.

(o)	No business or operations are conducted at or on any of the Real Properties other than those of the Group.

(p)	Complete and accurate copies of all Real Estate Leases and of all certificates of location, surveys, title, opinion or report, deeds of acquisition and title insurance which relate, in whole or in part, to the Owned Properties have been given to the Purchaser.

3.1.38	Intellectual Property Rights

(a)	Section 3.1.38 of the Disclosure Letter contains a complete and accurate list of (i) all registered Intellectual Property of each member of the Group; (ii) all pending applications for Intellectual Property; (iii) all domain names and social media identifiers that are owned in connection with the business of the Group; (iv) all trade-marks and trade names used and owned by the Group that have not been registered or applied for (indicating for each trade-mark or trade name the relevant products, services and activities); and (v) any other Intellectual Property owned by the Group that is necessary and important for its activities, products and services as they stand at the date of Closing and for all new activities, products and services anticipated to be launched by the Group within eighteen (18) months after Closing (hereinafter collectively the “Key Intellectual Property of the Group”). One member of the Group is the exclusive owner of each item of Key Intellectual Property of the Group, free and clear of all Encumbrances other than Permitted Encumbrances. Complete and accurate copies of all the aforesaid registrations and applications, in each case as amended or otherwise modified and in effect, have been delivered to the Purchaser.

(b)	Each item of registered or applied for Intellectual Property listed in Section 3.1.38 of the Disclosure Letter (i) is validly existing, subsisting and in full force and effect, is not subject to cancellation for failure to use or unauthorized use by third parties, (ii) was validly registered or issued or, in the case of an application, was applied for in compliance with applicable legislation, (iii) was renewed or extended to the full extent permitted by applicable law, (iv) will be valid, subsisting and in full force and effect on identical terms immediately following Closing, and (v) is not subject to any maintenance fees or Taxes or actions falling due within ninety (90) days following the Closing, save as specifically set forth in Section 3.1.38 of the Disclosure Letter. Nothing has been done or not been done as a result of which any Intellectual Property has ceased or might cease to be valid, subsisting and in full force and effect.

(c)	To the knowledge of the Vendor no third party (i) infringes, nor has infringed in the three (3) year period prior to Closing, any Intellectual

Property of the Group; (ii) is committing, nor has committed in the three (3) year period prior to Closing, any misappropriation, passing off or actionable illegal acts in connection with the Intellectual Property of the Group.

(d)	To the knowledge of the Vendor, the activities, products and services of the Group: (i) have not infringed, do not infringe and are not likely to infringe the Intellectual Property of any third party; (ii) have not constituted, do not constitute and are not likely to constitute any breach of confidence, passing off or actionable act of unfair competition or other illegal acts in connection with the Intellectual Property of a third party; and (iii) have not given and do not give rise to any obligation to pay any royalty, fee, compensation or any other sum whatsoever in connection with the Intellectual Property of a third party.

(e)	No other Person has the right to use any Intellectual Property owned by members of the Group. No Governmental Authority has funded or contributed to the development of Intellectual Property of any member of the Group.

(f)	Each member of the Group has taken all commercially reasonable steps (including measures to protect secrecy and confidentiality) to protect its respective right, title and interest in its Intellectual Property, including, without limitation, by registering Intellectual Property, by contractual means, by physical means and by electronic means. To the knowledge of the Vendor, there has been no unauthorized disclosure of such Intellectual Property made in a manner that would prevent any member of the Group or a successor in interest from obtaining a right in respect of any such Intellectual Property that would otherwise be susceptible to obtain.

3.1.39	Computer Systems and Software. The computer systems and software of the Group or made available to the Group by means of cloud computing, including servers, personal computers and special purpose systems, websites, databases, telecommunications equipment and facilities and other information technology systems, are fully operational, are adequate for the current needs of the Group, and members of the Group may access at no cost at all times the documentation required for their operation, such documentation describing, among other things, the operation and maintenance of all hardware, software, operating systems, applications and utilities. The members of the Group are in full compliance with all terms and conditions stipulated by the licenses governing the computer systems and software used by the members of the Group in connection with the Business.

3.1.40	Insurance

(a)	Each member of the Group maintains such policies of insurance, issued by responsible and reputable insurers, as is appropriate adequate and sufficient for the conduct of business, in such amounts and covering such risks and with such deductibles as are generally maintained by like businesses.

(b)	Section 3.1.40 of the Disclosure Letter contains a complete and accurate list of all fidelity bonds and insurance policies currently maintained by or for any member of the Group, as well as all self-insurance arrangements (including reserves established thereunder). Such policies and arrangements, including the coverage thereunder: (i) are in full force and effect; are (ii) are sufficient for compliance with all requirements of Law and all agreements to which any member of the Group is a party. Complete and accurate copies of all such policies and arrangements which the Vendor has in its possession have been delivered to the Purchaser.

(c)	No member of the Group is in default under any provision of any such policy or arrangement and has not received notice of cancellation or non-renewal of any such policy or arrangement, and no misstatement or misrepresentation has been made by any member of the Group in any application for any policy of insurance. There is no Claim by any member of the Group pending under any of such policies or arrangements as to which coverage has been questioned, denied or disputed by the underwriters or carriers of such policies and, to the knowledge of the Vendor, there is no basis for denial of any claim under any such policy. All claims, occurrences, litigation and circumstances that could lead to a Claim that would be covered by insurance policies of the Group have been properly reported to and accepted by the applicable insurer.

(d)	The Vendor has no knowledge of any state of facts, or of the occurrence of any event, which the Vendor knows or has reason to believe might reasonably result in a material increase in insurance premiums of any member of the Group. No member of the Group has received any notice from or on behalf of any insurance carrier issuing such policies that any policy will be amended or that any modification of any of the methods of doing business by any member of the Group, or any assets thereof, will be required or suggested.

3.1.41	Warranties and Product Liability

(a)

Attached as Section 3.1.41 of the Disclosure Letter hereto is a description of each express warranty, if any, given by each member of the Group with respect to products and services sold during the past five (5) years and the Purchaser has been provided with a complete and accurate copy of each such warranty. During such five (5) year period, there has been no change in the policies of any member of the Group relative to such warranties or returns and allowances.

(b)	No member of the Group is aware of any fact or circumstance that could lead to the conclusion that a service or product of the member of the Group is defective, improperly designed or manufactured, non-compliant or may lead to a product recall. No customer of the Group has the right to return any product for credit or refund pursuant to any agreement, understanding or practice that any member of the Group will take back products other than in accordance with product warranties. No member of the Group has any product in the possession of its customers on consignment or on a similar basis.

3.1.42	No Broker. Neither the Vendor nor any member of the Group has any liability of any kind to any broker, intermediary, agent or any similar Person for or on account of the transactions contemplated herein.

3.1.43	Material Facts Disclosed. No representation or warranty in this Agreement or in any Closing Document contains any untrue statement of a material fact and the representations and warranties contained in this Agreement and in any Closing Document do not omit to state any material fact necessary to make any of the representations or warranties contained herein not misleading to a prospective purchaser of the Purchased Assets seeking full information as to the Purchased Assets, the Group, the Business and their assets.

3.1.44	U.S. Federal Government Contracts. No member of the Group: (a) is a party to any United States Government Contract; (b) has been a party to any United States Government Contract, the period of performance of which has expired or been terminated within the six (6) years prior to the date of this Agreement; or (c) has made a Government Bid to a United States Governmental Authority within the six (6) years prior to the date of this Agreement.

SCHEDULE 3.2

REPRESENTATIONS AND WARRANTIES OF IPG, THE PURCHASER AND IPC

Representations in respect of IPG, the Purchaser and IPC

3.2.1	Organization. Each of IPG, the Purchaser and IPC has been duly constituted under all applicable Laws, is validly subsisting and in good standing under the Laws of its jurisdiction of constitution. Each of IPG, the Purchaser and IPC has full corporate or legal power and authority to own and lease its properties and carry on its businesses as currently owned and carried on.

3.2.2	Authority and No Violation

(a)	Each of IPG, the Purchaser and IPC has the requisite power and authority to enter into this Agreement and each Closing Document to which it is a party and to perform its obligations hereunder and thereunder. The execution of this Agreement by each of IPG, the Purchaser and IPC and of each Closing Document to which they are a party and the consummation by them of the transactions contemplated by this Agreement and each Closing Document to which they are a party have been duly approved.

(b)	This Agreement and each Closing Document to which any of IPG, the Purchaser and IPC are a party have been duly executed by IPG, the Purchaser and IPC, as applicable, and constitute legal, valid and binding obligations, enforceable against them in accordance with their terms, subject to bankruptcy, insolvency and other similar Laws affecting creditors’ rights generally.

(c)	The approval of this Agreement and each Closing Document to which any of IPG, the Purchaser and IPC is a party, the execution by the IPG, the Purchaser and IPC of this Agreement and each Closing Document to which they are a party and the performance by IPG, the Purchaser and IPC of their respective obligations hereunder and thereunder and the completion of the transactions contemplated herein and thereby, will not result in a violation of, default under or breach of, require any consent to be obtained under or give rise to any termination rights by a third party, payment obligation or rights of a third party under any provision of:

(i)	the certificate of incorporation, articles, by-laws or other charter documents or any agreement with a shareholder in respect of any of IPG, the Purchaser or IPC; or

(ii)	any Laws.

3.2.3	Approvals and Consents. No sanction, ruling, consent, order, exemption, permit, declaration, filing, waiver or other approval of any Governmental Authority or other Person is required to be obtained by IPG, the Purchaser or IPC in connection with the execution and delivery of this Agreement or any Closing Documents to which they are a party or the consummation by IPG, the Purchaser and IPC of the transactions contemplated hereby or thereby.

3.2.4	Accredited Investor Status. The Purchaser is an “accredited investor” within the meaning of National Instrument 45-106 – Prospectus and Registration Exemptions.

3.2.5	Tax Matters. The Purchaser is not a “non-resident” of Canada within the meaning of the Tax Act.